3/30


05006903

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buhrmann NV

*CURRENT ADDRESS

PROCESSED

MAR 3 1 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3497 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/30/05

Buhrmann

Annual Report 2004

[illegible] in business services and distribution



Inside Buhrmann

Key Messages

Business Reviews

[illegible] Annual Report and Financial Statements contain forward-looking statements [illegible] Private Securities Litigation Reform Act 1995 based on [illegible] we believe to be reasonable assumptions about [illegible] statements. These [illegible] by Buhrmann in light [illegible] current conditions and expected [illegible] it believes are appropriate under the [illegible] risks and uncertainties that always exist in any operating [illegible] statements will prove correct. Actual results and developments may differ [illegible] industry conditions, currency values, [illegible] risks related to the integration of [illegible] legislative, fiscal and regulatory developments and political and social [illegible] Buhrmann operates. You are [illegible] on these forward-looking statements.

Buhrmann is one of the world's [illegible] suppliers of office pr[illegible] to businesses and institutions.

The Company has its head office in Amsterdam and generates annual sales of [illegible] with close to [illegible] employees in [illegible].

Buhrmann

Leaders in business services and distribution

→ Results

in millions of euro	2004	2003
EBITAE		
Office Products North America	171	159
Office Products Europe and Australia	58	45
Graphic Systems	1	-12
Holdings	-18	-16
Subtotal excluding Paper Merchanting	**211**	**176**
Paper Merchanting	–	49
EBITAE Total Group	**211**	**225**
Exceptional items	-5	51
EBITA	**206**	**276**
Amortisation of goodwill	-45	-52
Impairment of goodwill	–	-53
EBIT	**161**	**171**
Financial items	-72	-182
Exceptional financial items	-9	-121
Net result on ordinary operations	**80**	**-132**
Extraordinary result net	–	–
Net result	**80**	**-132**
Net profit on ordinary operations before amortisation of goodwill	**125**	**-27**
Net profit on ordinary operations before amortisation of goodwill and exceptional items ('cash earnings')	**139**	**43**

→ Cash Flow

in millions of euro	2004	2003
Cash flow from operating activities	223	272
Cash flow from investing activities	-82	544
Available cash flow	**141**	**816**
Cash flow from financing activities	-127	-681
Net cash flow	14	135

→ Balance Sheet

in millions of euro	2004	2003
Total assets excluding goodwill	2,199	2,277
Total assets including goodwill	3,481	3,677
Capital employed before goodwill	730	807
Capital employed after goodwill	2,012	2,207
Shareholders' equity	1,419	1,436
Group equity	1,474	1,484
Guarantee capital	1,699	1,876
Interest-bearing debt	707	836
Financial Ratios		
Group equity as a percentage of total assets	42%	40%
Interest-bearing debt as a percentage of Group equity	48%	56%
EBITDAE/cash interest (4 quarters rolling)	4.8	2.2
EBITDA/cash interest (4 quarters rolling)	4.6	1.6

Key Figures

→ Net Sales per Division

in millions of euro	2004	2003
Office Products North America	3,628	3,939
Office Products Europe and Australia	1,500	1,479
Graphic Systems	411	369
Subtotal excluding Paper Merchanting	**5,539**	**5,787**
Paper Merchanting	–	2,266
Total Group	**5,539**	**8,053**

→ Return on Sales (ROS)

EBITAE/EBITE as a percentage of net sales	2004	2003
Office Products North America	4.7	4.0
Office Products Europe and Australia	3.8	3.0
Graphic Systems	0.1	-3.2
Subtotal excluding Paper Merchanting	**3.8**	**3.0**
Paper Merchanting	–	2.2
Buhrmann before amortisation of goodwill (EBITAE)	**3.8**	**2.8**
Buhrmann after amortisation of goodwill (EBITE)	**3.0**	**2.1**

→ Return on Capital Employed (ROCE)

EBITAE/EBIT as a percentage of average capital employed excluding goodwill	2004	2003
Office Products North America	30.0	23.4
Office Products Europe and Australia	32.5	23.4
Graphic Systems	0.5	-9.4
Subtotal excluding Paper Merchanting	**24.3**	**17.3**
Paper Merchanting	–	9.6
Buhrmann excluding goodwill and exceptionals (EBITAE)	**24.3**	**14.8**
Buhrmann including goodwill and exceptionals (EBIT)	**7.1**	**5.4**

→ Office Products North America

in millions of US dollar	2004	2003
Net sales	4,512	4,454
Added value	1,195	1,152
Operating result excluding exceptionals (EBITAE)	213	180
Average capital employed, excluding goodwill	704	742

→ Figures per Ordinary Share

in euro after preferential dividend	2004	2003
Net result from ordinary operations before exceptional results and amortisation of goodwill (fully diluted)	0.69	0.19
Shareholders' equity (basic)	6.53	6.68
Dividend	0.14	0.07

→ Number of Employees

	2004	2003
Office Products North America	10,544	10,775
Office Products Europe and Australia	6,003	5,873
Graphic Systems	1,002	1,114
Holding	69	70
Total Group	**17,618**	**17,832**

Net Sales per Division



1 **Office Products North America**
€3,628 million / 66%
2 **Office Products Europe**
€911 million / 16%
3 **Office Products Australia**
€589 million / 11%
4 **Graphic Systems**
€411 million / 7%

Added Value per Division



1 **United States**
€3,268 million / 59%
2 **European Union**
€1,460 million / 26%
3 **Australia and New Zealand**
€589 million / 11%
4 **Rest of the world**
€222 million / 4%

Added Value geographically


2004 5,539
2003 5,786
2002 6,960
2001 7,282
2000 6,590

Added Value*

in millions of euro



1 **Office Products North America**
€961 million / 65%
2 **Office Products Europe and Australia**
€420 million / 29%
3 **Graphic Systems**
€95 million / 6%

EBITAE per Division



1 **United States**
€886 million / 60%
2 **European Union**
€361 million / 25%
3 **Australia and New Zealand**
€167million / 11%
4 **Rest of the world**
€63 million / 4%

EBITAE geographically


2004 1,476
2003 1,496
2002 1,791
2001 1,921
2000 1,853

EBITAE*

in millions of euro



1 **Office Products North America**
€171 million / 81%
2 **Office Products Europe and Australia**
€58 million / 27%
3 **Graphic Systems**
€1 million / 0%
4 **Holdings**
€-18 million / -8%

Return on Sales (ROS)*

before exceptional items in percentage



1 **United States**
€149 million / 71%
2 **European Union**
€-8 million / -4%
3 **Australia and New Zealand**
€55 million / 26%
4 **Rest of the world**
€15 million / 7%

ROS* Office Products

before exceptional items in percentage


2004 211
2003 176
2002 267
2001 308
2000 416

Earnings per Share*

before exceptional and extraordinary results and amortisation of goodwill in euro (fully diluted)


2004 3.8
2003 3.0
2002 3.8
2001 4.2
2000 6.4

ROCE*

excluding goodwill and exceptional items in percentage


2004 4.5
2003 3.8
2002 4.0
2001 4.4
2000 6.2

ROCE* Office Products

excluding goodwill and exceptional items in percentage


2004 0.69
2003 0.19
2002 0.76
2001 1.02
2000 2.10

Organic Sales Growth

total Office Products activities


2004 24.3
2003 17.3
2002 20.7
2001 22.3
2000 33.4


2004 32.9
2003 26.8
2002 16.3
2001 26.0
2000 35.1


-3
-1
-4
-8
+2
0
+1
+2
+3
0
Q4 2002
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4

* Excluding divested Paper Merchanting Division.

Office Products
North America



Office Products
Europe



Office Products
Australia



Graphic Systems



Overview

Our Office Products North America Division consists of six businesses. Corporate Express US and Canada form the North American office products business (the office supplies, furniture and facility supplies business). Our other U.S.-based operations are Corporate Express Imaging & Computer Graphic Supplies, Corporate Express Document & Print Management, Corporate Express Promotional Marketing and ASAP Software.

Achievements

→ Successful roll-out of the Corporate Express brands programme
→ Facility Supply achieves clear double-digit growth
→ Segmented sales organisation
→ Rationalised supplier base with preferred suppliers

Priorities

→ Extension into mid-market
→ Rapid Corporate Express brands expansion
→ Extend facility supply products and services offering

For more information:

www.CorporateExpress.com

Overview

Our Office Products Europe Division consists of 18 business units. Most of them operate under the Corporate Express brand name, marketing and distributing office products predominantly in Germany, the Benelux, and the United Kingdom. In addition, we have office products operations in Austria, France, Hungary, Ireland, Italy, Poland, and Sweden.

Achievements

→ Strengthened market position in large account segment across Europe
→ Private brands sales comprising 25% of total office products sales
→ Sales trend in UK turned positive
→ Expanded international reach through extension of partner network

Priorities

→ Centralisation processes and systems
→ Assortment rationalisation for strategic merchandising
→ Improve profitability

For more information:

www.CorporateExpress.info

Overview

Corporate Express Australia is one of Australia and New Zealand's leading suppliers of business essentials. The company operates throughout Australia and New Zealand, servicing large, medium and small customers providing a single-source supply solution for a very broad range of purchases of office and business supplies.

Achievements

→ Increased Private brands sales
→ Seven acquisitions
→ Success in mid-market with CE Direct business model
→ Continued high growth rates

Priorities

→ Standardising and harmonisation of systems
→ Private brand expansion
→ Launch Health & Safety product offering

For more information:

www.ce.com.au

Overview

The Graphic Systems Division is the largest independent distributor of the industry-leading Heidelberg printing equipment. The operating companies have leading market positions as total solution providers to commercial printers.

Achievements

→ Cost containment and efficiency improvements
→ Extending Triple S concept
→ Divestment of digital printing activities

Priorities

→ Sustain growth in equipment sales
→ Increase capital employed efficiency
→ Focus on cash generation

For more information:

www.BuhrmannGraphics.info

How we make it simple for our customers

A constant stream of supplies is needed to keep offices running. Purchasing these items should take a minimum amount of time, hassle, and frustrating paperwork. At the same time, the process should be controlled and well-documented. We offer convenience, simple, low-cost procurement processes and consistent good service by offering efficient ordering possibilities.

How we reduce procurement costs

Every sourcing activity conducted by their staff contributes to the accumulation of our customers' hidden procurement costs. By streamlining the entire process from order selection to delivery, we found these costs can be reduced significantly.

How we create value for our shareholders

From our perspective as an intermediary between suppliers and end-users, the value chain related to our services goes in two directions: we are rewarded for our services by both our customers and suppliers.



Employee logs on to online office [illegible] ordering suite, selects needed [illegible], submits order, resumes work. [illegible] automated process secures authorisation, sets fulfilment in motion, [illegible] administrative tasks.

Goods get delivered at workplace. Proof of delivery signature confirms completion of fulfilment process. Invoice gets processed and online management information is updated automatically.



[illegible] service to large organisations begins with cost-reduction consultancy, followed by building tailor-made product assortments, service packages and [illegible] product prices. Based on the [illegible] of appropriate procurement [illegible], we provide our customers with [illegible] ordering tools.

Now that most of today's offices are 'fully wired', online ordering tools can be deployed in virtually any type of organisation. Our IT specialists are experts in installing tried and tested ordering tools that interface seamlessly with our customers' computer systems.

After setting authorisation levels for selected end-users and customising management reporting tools et cetera, we bring end-users online as quickly as possible. By reducing the amount of paperwork, manual checks, and approvals at our customers, they can achieve substantial real cost-savings.

A great deal of procurement costs are associated with time spent by staff travelling back and forth to purchase office products. Direct distribution to the doorstep of our customers, or even the desk-top of the end-users, means a real advantage.



We're in good company
So you're in good company
exp
hp
AVERY

[illegible] management is an essential [illegible] of our merchandising strategy. By [illegible] sourcing a core range of [illegible] supplies for our customers [illegible] environment from preferred [illegible], we are able to streamline the supply chain and improve our cost base.

Through rationalisations within product categories we are able to free-up storage space within our warehouses, which allows us to stock additional product lines without additional investments in infrastructure.

Pick-to-voice technology and other tried and tested high-tech tools are applied to make the logistics process as efficient as possible. Maintaining extremely high levels of order accuracy reduces the number of costly return shipments.

Inclusion of advertisements in our catalogues, internet advertisements, joint promotions and face-to-face marketing opportunities are genuine lines of business for us. We successfully cooperate with many of our suppliers who recognise the value of these [illegible] opportunities.









PC-70
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chinese tomaat
Cup a Soup



The focus in the year 2004 has been upon further streamlining and improving our core activities based upon our single-source supplier strategy servicing businesses and institutions. We believe that we have a clear strategy and that our activities are well-focused. During the year no major acquisitions were made. Priority was given to doing better in our existing operations. Many new initiatives were instigated. Working capital management received much attention and was successful resulting in substantial available cash flow. Strict cost controls were applied. In addition, the Company was refinanced leading to lower interest charges and consolidation of debt.

Report of the Supervisory Board

and the risks attached to these activities. The corporate governance structure of the Company was reviewed and the Supervisory Board adopted a new, performance based, share option plan in 2004. We also gave attention to the capital structure of the Company, especially with the tender offer for and refinancing of the high yield bond.

The Annual Report and financial statements of the year 2003 were reviewed and discussed with management and the external auditor. We also assessed the independence of the external auditor and followed the advice of the Audit Committee that the external auditor is independent. The Group quarterly results and press releases were evaluated with the Executive Board after the end of each quarter.

The operational course of business and financial results of the Divisions were reviewed frequently. We also regularly discussed with management progress on the key strategic initiatives of the Office Products Divisions. We visited one of the North American operations and met with local management who made presentations to us on the development of their business and the implementation of our key strategic initiatives. Furthermore, the strategy of the Australian Office Products Division was reviewed.

Each of the Committees of the Supervisory Board reported to us on a regular basis.

Meetings

The Supervisory Board met seven times in the reporting year and had several informal gatherings, a few times in the presence of the CEO. We met once in the absence of the Executive Board to evaluate our own performance, the performance of the Committees of the Supervisory Board and that of the Executive Board. We then also discussed the desired profile and composition of the Supervisory Board and the competences of its members.

Schedule of attendance at meetings of the Supervisory Board and Committees

Supervisory Board members	Supervisory Board meetings (7)	Audit Committee meetings (6)	CNCG Committee meetings (4)
P.C. van den Hoek	7	n/a	4
A.G. Jacobs	6	6	n/a
S.W. Barnes*	4	n/a	n/a
R.C. Gay*	0	n/a	n/a
J.J. Hannan	5	n/a	n/a
J. Peelen	7	6	4
G.H. Smit	6	6	n/a
R. Zwartendijk	7	n/a	4

* As of 29 April 2004, Mr Gay has resigned and Mr Barnes has been appointed as member of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee), each consisting of members of the Board. The purpose of both Committees is described in the Chapter Corporate Governance.

Audit Committee
During the reporting year the Audit Committee gave again special attention to progress made on the project to document and further improve the Company's internal control framework required for the certification about this subject laid down in US Securities Laws. The project to change the accounting principles to International Financial Reporting Standards (IFRS) was also followed closely and attention was paid to the possible impact on Group results. The independence, audit scope, performance and fees of the external auditor were discussed. With respect to the independence of the external auditor the Committee took notice of the pending preliminary court case against Béfèc (a predecessor company of PricewaterhouseCoopers France - as detailed in Note 28 to the Financial Statements) and decided that the measures taken to preserve the independence of the external auditor were appropriate. Starting the reporting year, the Audit Committee had regular albeit brief discussions with the external auditor in the absence of management. The external auditor attended all meetings to the Audit Committee.

The Audit Committee reviewed the status of the IT business continuity and disaster recovery plan of the Company as well as other elements of the Company's risk management and control systems; it took notice of and discussed with the Internal Auditor his report on the control status of the Company. Furthermore, management of one of the European operating companies made a presentation to the Audit Committee on the progress made to strengthen their internal control framework. The planning and resources of the Internal Auditor for the coming year were discussed as well.

The Committee discussed with management and the external auditor management's assessment of the valuation of the Company and agreed with its conclusions that an impairment of goodwill in 2004 was not appropriate. The Committee was furthermore briefed on the position of the Company with respect to pensions, tax and investor relations.

The quarterly figures, critical accounting policies and exceptional items in the financial statements were discussed with management and the external auditor. The Audit Committee reviewed the minutes of the meetings of the Company's Disclosure Committee. Some incidental, relatively minor fraud cases and measures taken in respect thereof were discussed.

During the reporting year the composition of the Audit Committee has been as follows: Mr A.G. Jacobs (Chairman), Mr J. Peelen and Mr G.H. Smit, who may all be considered 'financial experts' as defined in the Audit Committee Charter.

Compensation, Nominating and Corporate Governance Committee
In its meetings the CNCG Committee paid special attention to the drafting of a performance based share option plan which was approved by the General Meeting of Shareholders held in April 2004 (for a description of the plan please refer to the Remuneration Report). The CNCG Committee also decided on the allocation of the options to the members of the Executive Board and the total number of options to be allocated to employees.

The succession planning of the Company's top management was reviewed and discussed. The Remuneration Report, including among other things the main items of the remuneration policy for Executive Board members, was drafted and included in last year's Annual Report. The remuneration policy was adopted by the General Meeting of Shareholders held in April 2004.

Attention was also given to the recommendations of the Dutch Corporate Governance Code. The Supervisory Board was given recommendations with respect to changes to the corporate governance structure to be made pursuant thereto. This resulted in an extensive report on the corporate governance structure in the Annual Report 2003 which was discussed in the General Meeting of Shareholders held in April 2004. The implementation of the amendments to the corporate governance structure in the regulations of the Company (which where either revised or newly drafted altogether) was prepared by the CNCG Committee for adoption by the Supervisory Board.

During the reporting year the CNCG Committee consisted of Mr P.C. van den Hoek (Chairman), Mr J. Peelen and Mr R. Zwartendijk.

Composition of the Supervisory Board and the Executive Board
On the Supervisory Board Messrs P.C. van den Hoek and A.G. Jacobs were reappointed at the General Shareholders' Meeting in April 2004, for a period of four years. They both indicated that this will be their final term. Mr R.C. Gay resigned from the Supervisory Board for personal reasons as of the same date.

In accordance with agreements with two US venture capital groups, Apollo Management IV, L.P (Apollo) and Bain Capital, LLC (Bain) at the issue of the Preference Shares C (C prefs), Apollo and Bain, as long as they keep 75% of their original interest in C prefs, each have the right to nominate one person for membership of the Supervisory Board. Pursuant to this arrangement, Bain nominated Mr S.W. Barnes to succeed Mr Gay. We decided to adopt this nomination after the assessment that Mr Barnes fit the profile of the Supervisory Board. Mr Barnes was appointed member of the Supervisory Board by the General Meeting of Shareholders held on 29 April 2004.

By virtue of the Board's schedule of retirement Mr G.H. Smit and Mr R. Zwartendijk will resign after the General Meeting of Shareholders to be held on 14 April 2005. Mr Zwartendijk has advised the Board that he is not available for reappointment to the Board due to his activities with respect to other board memberships. Mr Smit has indicated that he is available for reappointment for another term. In order to replace Mr Zwartendijk and to safeguard continuity in the Supervisory Board it will be proposed to the General Meeting of Shareholders to be held on 14 April 2005 to appoint two new members of the Supervisory Board, Mr G. Izeboud and Mr B.J. Noteboom.

In the year under review Mr de Becker resigned from the Executive Board (effective 29 February 2004) to take up a position as CEO with another quoted company (his functional responsibilities for the European Office Products Division were assumed by Mr R.F. Majenburg who was appointed President Office Products Europe as of 1 July 2004). There were no other changes in the composition of the Executive Board.


Corporate Express

In addition to reaching out to institutional investors through a comprehensive road show programme, we have expanded our programme for direct interaction with private investors.

Report of the Supervisory Board

Independence

The By-Laws Supervisory Board determine that the Board should consist of a majority of independent members. In the course of the reporting year the Supervisory Board By-Laws have been amended and include a new definition of 'independent' in line with the Dutch Corporate Governance Code. Messrs Hannan and Barnes who, by virtue of the agreements made with Apollo and Bain have been nominated members of the Supervisory Board (see previous page), cannot be regarded as independent, within the meaning of this definition. However, the majority of the Supervisory Board is independent.

Corporate Governance

The corporate governance structure of Buhrmann is described in the Chapter Corporate Governance on page 112. We endorse all principles and apply almost all of the best practice provisions of the Dutch Corporate Governance Code (the Code) and all exceptions thereto, which have been discussed with the CNCG Committee, have been disclosed in the above-mentioned Corporate Governance Chapter.

Our existing regulations and policies have been reviewed in order to bring them in line with our corporate governance structure discussed in the General Shareholders' Meeting held on 29 April 2004. New Supervisory Board By-Laws and Executive Board By-Laws, revised charters for Audit Committee and the CNCG Committee, a revised External Auditor Policy on Independence and Services, as well as new Regulations regarding the Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members have been adopted by the Supervisory Board and have been published on the web site of the Company. These regulations will be reviewed from time to time.

Last year we reported that the Company would discuss the best practice provisions of the Dutch Corporate Governance Code regarding Depositary Receipts with the board of the Stichting Administratiekantoor Preferente Aandelen Buhrmann (or Trust Office). The Trust Office administers the depositary receipts it has issued for Buhrmann Preference Shares A. The outcome of the discussion with the board of the Trust Office was that all recommendations of the Code regarding depositary receipts will be applied. Meanwhile the articles of the Trust Office as well as the Administration Conditions have been amended. For a more detailed description we refer to the Description of Share Capital and Articles of Association on pages 116–121.

When discussing the draft Regulations concerning Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members, we came to the conclusion that there is no added value in applying the best practice provisions of the Code providing that once a quarter all Board Members must give notice to the Compliance Officer of the Company of any changes in their holdings of securities in Dutch listed companies. We believe that this would create a cumbersome administrative burden. Buhrmann Board members, in carrying out their tasks, do not generally receive price-sensitive information about other Dutch listed companies, hence the respective best practice provisions are felt not to be relevant. Furthermore, as all Board members have the responsibility to behave ethically and to comply with applicable law and regulations, they will in any case be restricted from trading in shares in companies about which they possess price-sensitive information.



We thank all employees for their unremitting commitment to the Company and for their important contribution to the promising result of 2004.



All staff were involved in the implementation of our key strategic initiatives.

Remuneration Report

The Remuneration Report of the Supervisory Board forms part of and is incorporated in the Annual Report (pages 122–127). No changes were made to the remuneration policy with the exception of the new share option plan which was approved in the General Meeting of Shareholders held on 29 April 2004.

Financial statements and dividend proposal

Hereby we provide you with the financial statements of 2004 drawn up by the Executive Board. This consists of the profit and loss account and the balance sheet, including the accompanying explanatory notes, as well as the Consolidated Financial Statements and the management report of the past financial year. The financial statements have been audited by PricewaterhouseCoopers Accountants N.V. You will find the auditors' report on page 129 of this report.

We can agree with these reports and will recommend to the General Meeting of Shareholders to be held on 14 April 2005 to adopt the financial statements for 2004.

Our dividend proposal to the General Meeting of Shareholders is included in the Annual Report on page 128. The dividend will be paid either in cash or in new ordinary shares at the option of the shareholder.

Discharge

We also propose that the General Meeting of Shareholders, in accordance with Article 32, Paragraph 2 of the Articles of Association, discharges the Executive Board from management as carried out in the financial year and the Supervisory Board from its supervision of the same.

Looking ahead

Buhrmann has made important progress in 2004 with an increase in sales of its ongoing operations (at constant exchange rates), net result and earnings per share. Available cash flow was again strongly positive. The Company has shown that it is delivering on its strategy and we are confident that it will continue to improve its results in the coming year. We thank all employees for their unremitting commitment to the Company and for their important contribution to this promising result.

Supervisory Board

Amsterdam, 22 February 2005



Paul C. van den Hoek 1939, Chairman[1]
Position: Barrister in Amsterdam (Stibbe). Nationality: Dutch. Appointed in 1993, current term of office until 2008. Supervisory Directorships: AON Groep Nederland B.V. (Chairman), ASM International N.V. (Chairman), Ballast Nedam N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V. (Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), Wavin B.V. (Chairman), Euronext Amsterdam N.V.



Aad G. Jacobs 1936, Vice Chairman[2]
Previous position: Chairman of the Executive Board of ING Groep N.V. Nationality: Dutch. Appointed in 1998, current term of office until 2008. Supervisory Directorships: N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Chairman), VNU N.V. (Chairman), ING Groep N.V., Johan Enschedé B.V. (Chairman), IHC Caland N.V., Imtech N.V. (Chairman).



Jan Peelen 1940[1,2]
Previous position: Member Executive Committee of Unilever and member of Unilever Board. Nationality: Dutch. Appointed in 1999, current term of office until 2006. Supervisory Directorships: VVAA Groep B.V. (Chairman), Friesland Coberco Dairy Foods Holding N.V., Arcadis N.V., Albron B.V.



Gert H. Smit 1948[2]
Previous position: Chairman of the Executive Board of Vedior N.V. Principal position: Managing Director TriFinance Holding B.V. Nationality: Dutch. Appointed in 1998, current term of office until 2005. Supervisory Directorships: Transavia Airlines C.V., Endemol B.V., Martin Schilder Holding B.V. (chairman), M.S.J. Beheer B.V. (Chairman).

Supervisory Board Members



Steven W. Barnes 1960
Position: Managing Director Bain Capital, LLC, Boston U.S.A. Nationality: American. Appointed in 2004, current term of office until 2008. Supervisory Directorships: SigmaKalon Group, Sealy Corporation, Unisource Worldwide, Mattress Holdings, Inc., Overseers of Children's Hospital, Boston, Syracuse University School of Management Corporate Advisory Council, Executive Committee of the Young President's Organization in New England.



John J. Hannan 1953
Position: Managing Partner Apollo Management, L.P. Nationality: American. Appointed in 2003, current term of office until 2007. Supervisory Directorships: Pacer International, Inc., Mt Sinai Children's Center Foundation, The Center for Arts Education, The Nightingale Bamford School, The Allen-Stevenson School.



Rob Zwartendijk 1939[1]
Previous position: Member of the Executive Board of Koninklijke Ahold nv, President and CEO Ahold USA Inc. Nationality: Dutch. Appointed in 1999, current term of office until 2005. Supervisory Directorships: Nutreco Holding N.V. (Chairman), Koninklijke Numico N.V. (Chairman), Randstad Holding N.V., InnoConcepts N.V., Blokker Holding B.V. (Chairman), Telepanel Systems, Inc.

Robert C. Gay 1951
Position: Managing Director Bain Capital, LLC. Nationality: American. Appointed in 1999. In April 2004 Mr Gay resigned and was succeeded by Mr Barnes.

1 Member of the Compensation, Nominating and Corporate Governance Committee.
2 Member of the Audit Committee.



Frans Koffrie 1952
President and CEO, joined Buhrmann in 1988. In 1990 he was appointed a member of the Executive Board and became the Group's President and CEO in 1998. Mr Koffrie is a Dutch national, born in Weert, the Netherlands on 15 May 1952. He holds a Masters degree in Business Economics (Amsterdam University) and a Bachelor's degree in Law (Erasmus University Rotterdam). Before he joined Buhrmann predecessor VRG-Groep, he worked for Vroom & Dreesmann and Triumph-Adler Nederland BV. Within the Executive Board he holds responsibility for the Office Products Europe Division, Strategy, Investor Relations & Corporate Communications, General and Legal Affairs, and Internal Audit.



George Dean 1947
Responsible for the Graphic Systems Division and the Office Products Australia Division, joined Buhrmann in 1990. He was appointed as a member of the Executive Board in 1998 and has been President of the Paper Merchanting Division until the divestment of these activities in October 2003. In addition to his responsibility for supervising the two aforementioned Divisions, Mr Dean also holds responsibility within the Executive Board for Human Resources and Group Real Estate. Mr Dean is a British national and was born in Perth (Scotland) on 18 February 1947. He holds a Bachelor of Science Honours Degree in Chemical Engineering from the University of Edinburgh. Before he joined Buhrmann's predecessor VRG in 1990, he worked with the Wiggins Teape Group for 21 years.

Executive Board and Senior Management



Mark Hoffman 1952
President and CEO of the Office Products North America Division, joined Buhrmann in 1999. He was appointed a member of the Executive Board in 2002. Mr Hoffman is an American national, born in Jackson, MI on 31 August 1952. He holds a Masters of Business Administration from the Harvard Business School. Before he joined Buhrmann, he was the Chairman and CEO of APS Holdings and held several other management functions in planning and business development with W.W. Grainger, TRW, Inc. and Lockheed Corporation.



Floris Waller 1958
Joined Buhrmann in 1999, and was appointed a member of the Executive Board and CFO in the same year. Mr Waller is a Dutch national, born in Leiden, the Netherlands on 21 December 1958. He has a Master's degree in Business Economics and a CPA Degree (both from the Erasmus University Rotterdam). Before he joined Buhrmann he worked with Unilever for 15 years in various financial management positions. Within the Executive Board he holds responsibility for: Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, the Holdings, and – jointly with the CEO – Investor Relations and Internal Audit.

Senior Management

Corporate Centre

Kees Bangma 1956
Corporate Finance & Group Treasury

Herman Brauckmann 1948
Mergers, Acquisitions & Divestments

Neil Callahan 1943
Information Technology

Rutger Goldschmeding 1961
Accounting & Control

Roelof Hoving 1962
Corporate Tax & Pensions

Ms Heidi van der Kooij 1962
General Counsel & Company Secretary

Chris Thrush 1951
Human Resources

Gerard Wichers 1964
Investor Relations &
Corporate Communications

Cor Zwart 1946
Internal Audit

Divisions

Office Products North America

Mark Hoffman 1952
President & CEO

Gordon Glover 1955
Senior Vice President & CFO

Office Products

Michael Risso 1946
Eastern Region President

Jay Mutschler 1952
Central Region President

Gary Gonsalves 1957
Western Region President

Peter Ventress 1960
President Canada

Specialty Businesses

Paul Jarvie 1952
President, ASAP Software

Brian Kaplan 1959
President, Corporate Express Imaging
& Computer Graphics Supplies

Mike Cate 1965
President, Corporate Express Document
& Print Management

Dennis Multack 1947
President, Corporate Express
Promotional Marketing

Office Products Europe

Ruud Majenburg 1959
President

Robert VanHees 1969
CFO

Office Products Australia

Grant Harrod 1962
Managing Director & CEO

Grant Logan 1952
CFO

Graphic Systems

Carl Thomas 1947
President

Gerhard Nijhuis 1949
Financial Director



- Focus on servicing businesses and institutions
- Marketing an extensive range of business essentials for daily use
- Enabling our customers to streamline their procurement processes
- Dedicated to direct distribution (no retail)
- Strong technological focus (ICT leadership)
- Concentrating on sourcing from preferred suppliers
- Profitable sales growth remains top priority

'2004 has been a year in which we have made significant progress and strengthened the foundations for future growth.'

Frans Koffrie

- Sustained and strong competitive position as single-source supplier
- Strategic initiatives fuelled increase in profitability
- Increased sales to large account customers
- Roll-out of private brands and facility products well under way
- Liquidity and financial structure are healthy and solid

- Strengthen our single-source supplier proposition
- Leverage our relationships with preferred suppliers
- Expand business with existing customers
- Extend our activities in the mid-market
- Maintain strong positive cash flow

In 2004 we further developed Buhrmann's strength as a business services and distribution company focused on supplying corporate customers, government institutions and other professional organisations with a broad range of business essentials needed for the day-to-day running of their organisations.

Letter from the President and CEO

Dear Shareholder,

2004 has been a year in which we have made significant progress and strengthened the foundations for future growth. The continued execution of our single-source supplier strategy has resulted in an increase in net profit and earnings per share. Our balance sheet strengthened as a result of sustained financial discipline and further optimisation of our capital structure. We remain confident in our prospects for value creation going forward, given the further roll-out of our strategic initiatives.

We believe that executing our clear strategy is the key to success. As a specialised services and distribution company, our sole focus is on servicing businesses and institutions by delivering them an extensive range of business essentials for their daily work. Our value proposition is to offer a single-source supply solution and enable our customers to streamline their procurement processes. We have chosen to work on a purely business-to-business basis and we believe that direct distribution is a key value-added service helping our customers to reduce their process-related procurement costs. We have a strong technological focus; being convinced that integrated IT solutions and intelligent eCommerce tools are key to streamlining the supply chain. We will leverage our logistics infrastructure further and strengthen our single-source proposition by extending our product offering with other business items to complement our core range of office products, computer supplies, furniture and business equipment.

Four key strategic initiatives are helping us to achieve sustainable growth in our global office products business. Two of these are centred on margin enhancement, and two on volume growth.
The significant increase in our bottom line profits primarily resulted from our two margin enhancement strategies: the continued roll-out of our new private brands programmes and the Preferred Supplier Initiative. Offering high quality items under our own brand name – Corporate Express – at competitive prices has benefited our customers and shareholders, as well as our key business partners. Our Preferred Supplier Initiative meant the identification of preferred global and national branded product suppliers and the conversion of customers to the preferred suppliers' products.

Office Products sales as percentage of total sales


1995 11%
1996 17%
1997 19%
1998 27%
1999 40%
2000 63%
2001 65%
2002 65%
2003 67%
2004 93%

to extend our activities into the medium-sized businesses market segment. In 2004, we achieved strong growth in our Facility Supply sales in North America and launched pilot projects in a number of European countries. Corporate Express Australia continued to leverage its single-source supplier strategy succesfully. At the same time, we strengthened our segmented sales and marketing organisations, for example by creating Integrated Sales Teams in the US. We are encouraged by our initial successes, although it may take some time before the impact of our mid-market initiatives becomes noticeable in overall Group results.

Our Graphic Systems Division, currently representing 7% of total sales, continues to operate as a separate activity within the Buhrmann Group. The Division extended its prolonged leadership as a specialised total-solution provider to commercial printers in Europe. The trend in order-intake turned positive later in the year following a successful DRUPA trade fair in May.

In 2004 we maintained prominent positions in our major markets. Total sales increased 2% organically. We are pleased with the return to top line growth in North America, our largest market, and particularly encouraged by the increase we have achieved in added value margins. In addition, customer satisfaction surveys conducted in 2004 indicated that we maintained high customer satisfaction ratings, while pursuing ongoing efforts to reduce operating costs.

Continued diligent working capital management and cost control demonstrate our focus on financial performance. In tandem with the implementation of operational initiatives, this has enhanced our earnings performance and return on capital employed. Working capital as a percentage of sales improved from 10.9% to 9.5%. Net profit on ordinary operations before amortisation of goodwill and exceptional items was €48.4 million (2003: €24.6 million). Net profit per share (fully diluted and before amortisation and impairment of goodwill) increased to €0.24 (2003: €0.12).

Letter from the President and CEO

The liquidity and financial structure of Buhrmann are healthy and solid. Available cash flow over 2004 amounted to €140.9 million. We further improved our capital structure by replacing a relatively expensive high yield bond, lowering our interest rate charges while we extended the duration of our debt portfolio. Interest cover was 4.8x, well above our target of 3x.

Profitable sales growth remains our key priority. We are encouraged by the successes we achieved in 2004 in delivering value from our strategic initiatives. In addition we see continued, steady improvement in market conditions in North America. In Europe the positive effects of measures to enhance the performance of our office products activities are expected to bear fruit. Given the current trend in sales Corporate Express Australia is forecasting further growth in 2005. The Graphic Systems Division is entering a slow recovery phase evidenced by recent sales growth and an increased order book. All in all we are positive about prospects for further success in 2005.

On behalf of the Executive Board, I would like to extend a word of sincere thanks to our dedicated employees and express confidence to our shareholders and all other stakeholders in our ability to achieve long-term sustainable profitable growth.



Frans Koffrie
President and CEO



12%
11%
10%
9%
From 11.2% to 10.6%
From 10.6% to 9.5%
Q4 2002
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4
euro million
150
50
-50
-150
Working capital improvement (y-on-y)

Net debt development
amounts in millions of euro



Actual rates
Fixed rates EUR/USD 1.36
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,735
1,636
1,548
1,498
836
893
839
858
707
1,471
1,433
1,393
1,365
789
824
766
858
707
Q4 2002
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4



Focused business

Corporate Express

Specials Catalog Shopping Lists My Orders My Approvals Home My Profile Support Tutorial


Buhrmann

↘ 1

All products for the office

We help businesses and institutions reduce the effort and cost of sourcing the day-to-day products that offices need. We aim to offer a one-stop-shop, single-source solution.

↘ 2

A dedicated service provider


Express Order

Our added value lies in providing our customers with intelligent procurement and logistics services, giving them more choice, more convenience, less paperwork, greater control over spending, and fast delivery. Our suppliers benefit from effective marketing and efficient distribution.

B2B direct distribution advantage



The strength of our cost-saving proposition lies in the way we deliver – direct. By delivering products directly to our customers, we help organisations take hidden procurement costs out of their business.



Customer-focused, sales-driven

Our customer-tailored product ranges, convenient eCommerce tools, and global logistics infrastructure, combine to provide superior service to our customers. To capitalise on this infrastructure we have built a sales-driven organisation with an unwavering customer focus.



Global presence

Through numerous acquisitions, successful integrations, and organic growth, we have built a global marketing and distribution services organisation. Our distribution network enables us to offer customers consistency in service and support. Locally and globally, we are uniquely qualified to meet our customers' needs.









A winning team

Buhrmann employs a high calibre workforce of about 18,000 customer-focused and sales-driven staff. With our world-class team we are building sound business relationships with our customers and suppliers. We strive to retain a leadership position in customer service, support, technology, and efficiency. We are proud that the dedicated efforts of our people allow us to consistently achieve high customer satisfaction ratings.



Superior service capabilities

Taking costs out of the supply chain requires an integrated set of competencies: automated order capturing tools, seamless interaction with customers' ERP systems, and a highly efficient logistics infrastructure. In addition, we employ people with the expertise and ability to link it all together and maintaining a consistent, fast and error-free fulfilment service.

Corporate Express E-Way
Corporate Express
Shopping Cart
Home
My Profile
Support
Tutorial

↘ 4

Unsurpassed customer satisfaction

Buhrmann regularly conducts customer satisfaction surveys, the results of which have a direct effect on service improvements. Customer satisfaction is a prerequisite to securing a loyal customer. Our consistently high ratings encourage us to keep raising the bar, while further developing those aspects of our service most appreciated by our customers.


Corpo
Expre





Market extension

Expanding our customer base

Our success is built on our ability to service large organisations at a local, national and global level. While we continue to strengthen our presence in the large-account segment, we are also developing successful business models to win and retain medium-sized businesses. This mid-size customer represents a significant opportunity for growth.



↘ 2

Volume growth

From 'office supplies' to 'supplies for the office'

As our customers have a strong desire to rationalise their number of suppliers, our challenge is to broaden our product offering. Each product category we offer fulfils a need and strengthens our single-source supplier proposition.


2005 Office Products &
Computer Supplies Catalogue
Corporate
Express


ACCO
Office Products Europe GmbH
m·real
Mattias Kronberg
Commercial Director
M-real Nordic AB
hp
ELBA
WERNER EISENHARDT
3M
3M Deutschland GmbH
BIC
Marc Rugi
SOCIÉTÉ BIC
www.bicworld.com

↘ 3

Building preferred supplier relationships

Improving our performance

Working with fewer, more strategic suppliers also benefits us. By bundling higher volumes of products from specific manufacturers, we have strengthened our supplier relationships. In addition to price advantages, this initiative helps us rationalise products within each category and globally align our product assortments.

↘ 4

Margin enhancement

Rolling out our successful private brands programme

The continued roll-out of our private brands product offering, with quality equalling or surpassing manufacturer brands, is a key driver for sustained volume growth and margin enhancement. We are meeting customer demand for lower priced alternatives by working with preferred suppliers and increase efficiency throughout the supply chain.


Corporate Express
Inkjet Paper
Corporate Express
Corporate Express
Corporate Express
Corporate Express
A Buhrmann Company







↘ 1

Award-winning eProcurement tools

We offer our customers IT solutions that help them streamline their procurement processes while taking costs out of the supply chain. Currently, more than 37% of our global office supplies sales is conducted via eCommerce. The many awards and recognitions we received confirm that the market views Buhrmann as an eBusiness leader.

Purchase



↘ 2

Leveraging our infrastructure

Our existing IT and logistics infrastructure can handle virtually anything that fits in a box, can be put on a pallet or loaded onto a truck. Our customers want to reduce their number of suppliers which combines perfectly with our own goal to leverage our infrastructure by adding new product categories to our assortment. The single-source supplier model creates a win-win situation and value for our customers and ourselves.



Advanced supply chain management

Like our customers, we view assets sitting on shelves as a waste. Our advanced supply chain management eliminates the need for our customers to stock large quantities of office products. The planned distribution of goods delivered to end-users allows us to achieve optimum capacity utilisation of our infrastructure.

↘ 4

Right the first time

On average, our warehouses stock a dynamic assortment of more than 12,000 different items. With wholesaler support, our customers can expect around 50,000 products to be available on demand every day. We attach great value to getting everything right the first time hitting very high fill rates.

HP7



Primary focus is profitable growth

The number of white-collar workers and the average amount spent on office products per employee remain important external factors. However, we are implementing effective strategies to increase our share-of-wallet with existing customers, expand our presence in complementary market segments, and increase efficiency and employee productivity. We have everything in place to service more customers and deliver more products to existing customers as one of the most efficient operators in our industry.



↘ 2

Disciplined working capital management

We aim continuously to manage our inventory with overall levels of business activity. We are also reducing the number of days that sales invoices remain outstanding by increasing the efficiency of our administrative processes. As a result, we have kept our average working capital as a percentage of sales below 10%, which we see as a sustainable benchmark level.


INVOICE
Invoice
Description
CE EXPRESS

Achieving an optimal capital structure

Our capital base gives us the flexibility to perform our daily operational needs and achieve our strategic objectives. Through our active portfolio management, we maintain a sound balance between borrowings and the total enterprise value. After completing a comprehensive refinancing programme this year, the four-quarter rolling cash interest coverage at 4.8 times exceeded our benchmark of a minimum of three times.



↘ 4

Operational leverage should boost earnings

Our organisation is fully equipped to deal with increasing business volumes without the need for substantial capital investments in fixed assets. Our modern logistics infrastructure has been designed for growth, and our key IT applications are fully scaleable. We have ample flexibility with third-party delivery services. Consequently an increase in sales should have limited impact on costs, and which should help to leverage our earnings growth.


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- High customer satisfaction
- Committed to low cost
- Technology drives high contact sales programmes
- Leveraging award-winning infrastructure

→ Successful roll-out of Express brands programme
→ Segmented sales organisation
→ Facility Supply achieves clear double-digit growth
→ Significant increase in added value

The private brands programme roll-out in 2004 marked a significant move in building a differentiated company-branded product line that drives long-term customer loyalty and company name recognition.
Mark Hoffman

	2004	2003	▲ in EUR	▲ at constant rates
Net sales	**3,628.4**	3,938.7	-7.9%	0.5%
Added value	**961.1**	1,018.5	-5.6%	3.2%
EBITAE	**171.0**	158.9	7.6%	17.3%
Average capital employed	**570.6**	679.6	-16.0%	-9.2%
Return on sales (ROS)*	**4.7%**	4.0%		
Return on average capital employed (ROCE)	**30.0%**	23.4%		
Number of employees	**10,544**	10,775		

- Trades mainly under the name Corporate Express*
- Serves the United States and Canada
- 186 locations
- 1,700 dedicated vehicles
- 80% of sales with strategic and large accounts

Summary highlights

- Extension into mid-market
- Rapid Corporate Express brands expansion
- Extend Facility Supply products and services offering

The Office Products North America Division is a leading business-to-business distributor of products and related services for the office in the United States and Canada. During 2004, we strengthened our competitive position in the strategic and large account market segment and achieved an improvement in sales volumes through focused internal actions. Implementing strategic initiatives, such as an expanded private brands programme, converting customers to our preferred supplier offering and driving sales of facility supplies, have led to improved margins.

Successful launch of Corporate Express brands

The private brands programme roll-out in 2004 marked a significant move in building a company-branded product line that drives long-term customer loyalty and company name recognition. It also represents a significant opportunity to broaden the selection of high-quality competitively priced products for our customers while driving profitability. Our private brand initiative, known as the Corporate Express Brands programme, presents a competitive differentiator: high-quality products, great prices, nationwide availability, broad selection on critical, high-volume items and an overall excellent alternative to higher-priced name brand products. Approximately 1,600 Corporate Express brands SKUs were released throughout 2004, spurred by the launch of our 2005 Sourcebook in September.

Preferred supplier relationships streamline supply chain
Closely related to the Corporate Express Brands programme, the Preferred Supplier Programme is a process to rationalise our supplier base by identifying top global and national suppliers in several key product categories: filing supplies, labels, binders, batteries, computer accessories, paper pads and notebooks and envelopes. Our objective was to convert customers to the preferred suppliers' products. This positioned us to leverage these relationships to improve our supply chain, inventory levels, investment levels and service. Preferred supplier products are featured in the 2005 Sourcebook and our sales teams are converting customers to these products.


Corporate Express
Corporate Express Business Services

One-stop-shopping for all office essentials
The Office Products North America Division consists of six different businesses. In addition to the core office supplies and office furniture marketing and distribution services company in the U.S., it operates a similar company in Canada, and four U.S.-based specialty businesses: Corporate Express Imaging & Computer Graphic Supplies, Corporate Express Document & Print Management, Corporate Express Promotional Marketing and ASAP Software. In 2004, most of these businesses were linked through one central platform, called 'OneShop Express™'. Via Corporate Express' internet portals, we offer our customers the convenience of one-stop-shopping for office essentials.

Business Review
Office Products North America

Business Review
Office Products North America


Copy
20%

Approximately 1,600 Corporate Express brands SKUs were released throughout 2004, spurred by the launch of our 2005 Sourcebook in September. Corporate Express brand products now account for 20% of the Division's sales in office products.


27

Product line extension leverages our direct sales force, strong supply chain and supplier relationships, distribution expertise and advanced technology.



Preferred supplier products are featured in the 2005 Sourcebook and our sales teams are converting customers to these products.

Facility Supplies shows exciting growth

Our Facility Supply business (including janitorial, sanitary, safety and break room products) delivered exciting growth in 2004. This product line expansion leverages the Company's direct sales force, strong supply chain and supplier relationships, distribution expertise and advanced technology. Facility Supply products are stocked in all Corporate Express locations and we have many facility supply managers in place with extensive industry experience to grow this product line with new and existing customers. Facility Supply sales achieved clear double-digit growth. This represents our fastest growing business in the North American Division.

A total solution for our customers

We continued to build on our leadership in eCommerce, with sales through the award-winning E-Way® (www.Eway.com) platform increasing further. eCommerce sales now represent more than two-thirds (68%) of our total sales in office supplies in the U.S.

During 2004, we enhanced Corporate Express' capacity to provide customers with the capability to place one order, receive one invoice and process one payment for multiple product lines such as office products, furniture, computer software, imaging and computer graphic supplies and forms and print management with our OneShop Express™ tool. This unique service helps customers achieve greater efficiency in procurement through facilitating 'one-stop-shopping' for all their office-related needs.

Customer-focused, sales-driven organisation

Last year we continued to implement a more advanced and targeted sales effort in North America. Our sales force is organised to target large and strategic accounts, the mid-market sector and several vertical markets (such as healthcare or the Federal Government). This structure is the foundation for a more customer-focused, sales-driven organisation.

For the mid-market segment, dedicated sales teams are in place to more effectively reach out and support mid-size accounts. In addition, we have introduced and deployed integrated sales teams. Inside sales representatives now work in conjunction with outside sales teams to strengthen our relationships with new and existing accounts, particularly in the mid-market segment.

The Furniture sales organisation under new leadership is focusing on two selling approaches to this product line – transactional furniture sales (desk, chair, file cabinet business) and value-added furniture sales (project business requiring value-added services such as design).



ASAP Software continues to grow

As a Corporate Express specialty business, ASAP Software, Inc. continues to provide leadership and innovation as a software services provider. In partnership with information technology leaders such as Microsoft, Symantec, Adobe, IBM and HP, we enable our clients to purchase, track, and manage technology products and services.

ASAP operates from a network of sales centres located in North America and Europe, with headquarters near Chicago and Paris. During 2004, ASAP enhanced its market leadership by receiving important authorisations from its IT partners, significantly broadening sales opportunities in new markets, such as the Canadian public sector.

ASAP is recognised for its award-winning eBusiness system, ASAP E-Way®, and its innovative software asset management solution, ASAP eSMART™. Both solutions are part of our technology management system, which allows clients to implement a comprehensive strategy to lower their total cost of ownership.

During 2004 we extended the capabilities of these management tools to help clients monitor software purchasing, deployment and software utilisation, and increased our presence in the expanding IT asset management space. Additionally, an expanded sales presence, both geographically and in attractive market segments such as small and mid-size businesses, led to market share gains in 2004.

For ASAP, we anticipate growth in all existing segments of our business as technology spending continues to grow and the company takes advantage of its operational momentum. Additionally, ASAP will enter new growth areas by leveraging its installed customer base. Building on successful launches of asset management, we will further enhance our offering of complementary IT software solutions.

best-in-class efficiency as well as enhance customer self-service and satisfaction. A Mobile Proof of Delivery solution was deployed across our entire fleet of 1,400 dedicated US delivery vehicles in only nine months. This technology provides Corporate Express customers with the ability to gain real-time visibility into the delivery cycle – from the time a package leaves the warehouse up to the confirmation that the invoice has been charged to their account. The Roadnet Route Management system is currently being implemented throughout the United States. This will improve service by optimising driver routes by enabling customers to access more detailed and accurate delivery schedule information.

Increasing customer loyalty

We will extend our Corporate Express brands offering with more products and expect this to account for a higher percentage of total sales for 2005. We will continue to implement initiatives to educate customers about our Facility Supplies product offering and other opportunities to realise their ambitions with regard to supply chain rationalisation. We will focus on building on our initial success in the mid-market, implementing integrated sales teams across the region and tailoring our marketing programmes.

The culture of the Division is transforming into a customer-focused, sales-driven organisation. Our personnel and systems are being geared to serve more effectively the needs of our various types of customer. The challenge for the Division is to increase customer loyalty aiming to grow our relationships in a mutually rewarding way.



eCommerce sales now represent 68% of our total sales in office supplies in the U.S.



E-Way – one of the world's leading eCommerce web sites

Corporate Express' state-of-the-art proprietary online procurement system, E-Way® (www.Eway.com), enables customers to find, order and pay for office products online, thereby consolidating their vendor base and reducing their procurement cost. 2004 sales through eCommerce represented more than two-thirds of our office supplies sales in the U.S.

- High customer satisfaction
- Committed to low cost
- Only deliver direct

- Strengthened market position in large account segment across Europe

- Extended private brands sales comprising 25% of total office products sales
- Sales trend in UK turned positive
- Expanded international reach through extension of partner network

"Significant progress has been made in stabilising the business and ramping up new prospects. Staffing and supporting infrastructure have been strengthened."

Ruud Majenburg

	2004	2003	▲ in EUR	▲ at constant rates
Net sales	**910.8**	982.8	-7.3%	-7.6%
Added value	**253.7**	264.3	-4.0%	-4.3%
EBITAE	**2.8**	3.2	-11.3%	-12.1%
Average capital employed	**125.7**	143.3	-12.3%	-12.5%
Return on sales (ROS)*	**0.3%**	0.3%		
Return on average capital employed (ROCE)*	**2.2%**	2.2%		
Number of employees	**3,803**	3,933		

- Office supplies activities mainly trading under the name Corporate Express*
- Serves 24 countries in Europe, including eight business partners
- 123 locations
- 80% of sales with strategic and large accounts

Summary highlights

- Centralisation of processes and systems
- Assortment rationalisation for strategic merchandising
- Improve profitability

Business Review
Office Products Europe

In 2004 our markets continued to decrease in terms of both volume and value. Within these difficult trading circumstances, the Office Products Europe Division maintained its position in key national markets as a leading distributor of products and related services for the office. Notwithstanding a decline in sales, added value and operating profit stabilised, nevertheless results for 2004 were still disappointing. Overall our sales mix has shifted to large accounts, owing to our progress in qualifying for participation in major tender offers based on our expanded logistics infrastructure and partner network.

Strengthening our position in national markets

We strengthened our position with large businesses and institutions in our national markets as well as internationally. However, this could not fully compensate the effects of shrinking markets. In response we implemented further cost reduction measures throughout our major European operations.

We continued to expand our ability to fulfil orders for large customers. An example of a key market where we see the positive effects of this is France, where we increased our footprint with a nationwide network of regional breakpoints.

In Germany, our office supplies sales volume increased and margin management efforts were successful. However, the overall result of the German operations was impacted by the decline in sales of our furniture and copier activities. The Office Furniture unit is being reorganised by integrating its infrastructure and sales activities with our office supplies organisation. Our German copier activity has been carved out to form a separate business unit operating under the trade name Veenman Deutschland, aiming to replicate the successful sales and marketing model of our Dutch Veenman subsidiary.


DSM
DSM Business Group
Department
Name
Function
DSM Business Group
Name
Function
DSM
DSM
DSM Business Group
Name
Function

ExpressPrint
Corporate Express Europe extended its strong eCommerce offering in 2004 with the introduction of ExpressPrint. This internet-based print management solution enables our customers to order on demand custom-made printed materials ranging from business cards to marketing materials. The application of online digital printing technology warrants maximum flexibility, gives customers extensive control over the end products, and presents important cost-saving opportunities. Internal traffic and handling are reduced significantly, the pre-press process is done much more efficiently online, and by printing on demand obsolete stock can be avoided.



Customers are served by our thirteen state-of-the-art distribution centres. These are larger, far more efficient, servicing greater geographical areas, enabling us to reduce inventory and increase stock turnover.



Our sales representatives are now able to quantify the total costs associated with the procurement processes of our large customers and proving how and where cost-savings can be made.

Business Review
Office Products Europe

At Corporate Express UK, the reorganisation of our marketing and sales organisation has resulted in an improved performance in 2004. The sales trend turned positive in the course of the year and the entity returned to profitability.

At Corporate Express Benelux sales were affected by discontinuing unprofitable wholesale office products contracts in the beginning of the year in order to improve the economic returns of our business. Although market circumstances remained difficult, we are encouraged that the rate of decline in office supplies sales started to decrease in the fourth quarter.

Our Dutch copier business, Veenman, continued to prosper. Recently the business secured its largest single contract in history, installing 600 machines fully wired for online service, repairs and billing.

Expanding our private brand programme
Implementing our key strategic initiatives has had a positive impact on our business in Europe. Our private brand initiative, under the name of Corporate Express, currently accounts for 25% of sales of our European office products and computer supplies sales versus 20% in 2003.

Product harmonisation and rationalisation has been another margin management priority in 2004. Over time we aim to concentrate our products on offer across Europe around a core range of 18,000 different items. Rationalisation within product categories will result in strengthening our relationships with key suppliers and improve supply chain efficiency.

Preparing for Facility Supply product launch
Maintaining average order value has been a challenge with our customers in Europe. Extending the categories of products we offer and making Corporate Express a single-source supplier is our primary strategy to improve overall sales to large customers and increase average order size. During 2004 we have prepared our businesses to accommodate product line extension. Facilities Supplies have been added to our product offering in the UK and the Benelux and will be introduced in other countries.

Adapting to target new customers
We continued to strengthen our sales organisation, particularly in Germany, the Benelux, the United Kingdom and France. With management concentrating on integration and restructuring in recent years, the development of dedicated sales organisations for each market sector has been a mixed success. Also hampered by unfavourable economic circumstances, our major operating companies were unable to fulfil their ambitions to achieve top-line line growth. Nevertheless, progress has been made in stabilising the business thanks to improved targeting of new prospects. Our customer support infrastructure has also been strengthened. For example, our sales representatives are now able to quantify the total costs associated with the procurement processes of our large customers, proving how and where cost-savings can be made using a strategic cost management tool.



Systems and processes, including sales and marketing, will benefit from more centralisation. In Germany, the Benelux and the United Kingdom sales activities, based on best practice from successful sister companies, will be continued to target the medium-sized customer sector.

We have clustered our merchandising organisation into four regions. The markets within each region show a similarity in product assortment, customer usage habits and brand presence. Customers are served by our twelve state-of-the-art distribution centres. These are larger, far more efficient, servicing greater geographical areas than in the past, enabling us to reduce inventory and increase stock turnover. The four regions are supported by centralised procurement, marketing and international sales organisations. To realise the full benefits of these sourcing initiatives, we are working together in close cooperation with the North American Office Products business.

Prepared for growth

Profitable growth remains our top priority. Going forward our customers will benefit from more centralisation, due to improved systems and processes aiming to achieve superior customer satisfaction while our profitability is being restored. In Germany, the Benelux and the United Kingdom sales activities, based on best practice from successful sister companies, will continue to target the medium-sized customer sector. Across Europe, the continued roll-out of Corporate Express private brand products will drive margin management, and our major product extension will be represented by the new Facilities Supplies catalogue.

Our vision is to create the winning value proposition for our customers in Europe. We have the infrastructure in place, and the expertise and capabilities to service highly demanding customers in all sectors. The challenge for the Division is to continue to centralise and harmonise our operations whilst attracting new customers, improving customer loyalty and driving profitability.

24 countries

With a European network that spans 24 nations we continue to strengthen our proposition to national, international and global accounts.



Recently our Dutch copier business, Veenman, secured its largest single contract in history, installing 600 machines fully wired for online service, repairs and billing.

- Serving more customers in more regions

- Taking cost out of customers' procurement processes
- More products to every customer segment

→ Increased private brands sales
→ Seven acquisitions

→ Success in mid-market with CE Direct business model

→ Continued high growth rates

"Our focus going forward is to maintain our growth impetus, make the business more scaleable, and develop our processes and systems to achieve steady improvements in operational leverage."

Grant Harrod

	2004	2003	▲ in EUR	▲ at constant rates
Net sales	**588.6**	495.9	18.7%	15.3%
Added value	**166.5**	133.0	25.2%	21.6%
EBITAE	**54.8**	41.6	31.7%	27.9%
Average capital employed	**51.4**	48.2	6.6%	3.9%
Return on sales (ROS)*	**9.3%**	8.4%		
Return on average capital employed (ROCE)*	**106.6%**	86.3%		
Number of employees	**2,200**	1,941		

Summary highlights

- Trades under the name Corporate Express
- Serves Australia and New Zealand
- 42 locations
- 231 dedicated vehicles
- 85% of sales with strategic and large accounts

- Standardising and harmonisation of systems
- Private brands expansion
- Launch Health & Safety product offering

Business Review
Office Products Australia

is a result of the company being on strategy as we continued to extend our market coverage and enter new product categories, and has been boosted by several acquisitions.

Expanding our single-source supplier concept

In Australia and New Zealand we have been pioneering the single-source supplier model successfully for many years, extending from office products to offering all the essential products a business needs to operate. During 2004 our Facilities Supply product offering was extended, specialist marketing and sales skills were introduced including dedicated sales teams, and Facilities Supply became established in the majority of our locations. Roll-out will be completed during 2005 when New Zealand, Western Australia, Northern Territory and Tasmania will join the programme.

Our IT Solutions business has been strengthened by the acquisition of TSG, a software licence reseller (similar to the North American ASAP business). The new company will trade under the Corporate Express name, and with its Microsoft Large Account Reseller accreditation it will strengthen the software aspect of our IT Solutions business. We also acquired Spotlight Promotions, a licence promotion company, in 2004. With this business we design merchandise, source the products, develop catalogues, and distribute to the market.

Increase in private brands sales

In 2004 private brand sales increased to 23% of total sales. In Australia and New Zealand we have realised the strategic benefits of selling private branded products for several years. The majority of our private brand offering in office products is sold under the name EXP®. The programme has already extended into most of our specialty businesses including facilities, catering, promotional marketing and furniture. Customers have responded positively.

Selling direct to the smaller business
We found that broadening our customer base to include more medium and small companies requires a tailored sales effort. Our organisational unit to focus on this segment, called CE Direct, was launched in the Sydney region in 2004. We have leveraged our eCommerce and fulfilment infrastructure, and formed a dedicated sales and marketing organisation to sustain a maximum touch point strategy. This is proving effective in securing, retaining and extending our relationships with customers.

Retaining growth and increasing efficiencies

Our growth strategy to expand product lines will proceed with the review of new product categories. CE Direct sales will benefit from more sophisticated direct marketing systems and personnel, and we will target customers in more regions.

The proportion of private brand sales will increase as we encourage customers with more products across more lines of business, and for our speciality businesses, our new centralised procurement team will consolidate our supplier base and improve our buying conditions.

Our focus going forward is to maintain our growth impetus, make the business more scaleable, and develop our processes and systems to achieve steady improvements in operational leverage.



Our private brands programme has already extended into most of our specialty businesses including facilities, catering, promotional marketing and furniture. Customers have responded positively.

- Strategic partner to commercial printers
- Total solution supplier
- Over 80,000 parts and supplies at disposal of our customers

→ Cost containment and efficiency improvements
→ Extending 'Triple S' concept
→ Divestment of digital printing activities

For us, 2004 was characterised by the successful DRUPA in May and the rise in sales as we are entering a slow recovery phase.

Carl Thomas

	2004	2003	in EUR ▲
Net sales	**411.4**	368.5	11.6%
Added value	**95.3**	85.2	11.9%
EBITAE	**0.6**	-11.9	
Average capital employed	**118.0**	126.3	-6.6%
Return on sales (ROS)*	**0.1%**	-3.2%	
Return on average capital employed (ROCE)*	**0.5%**	-9.5%	
Number of employees	**1,002**	1,114	

- Active in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain
- 30% of supplies and spare parts sales via e-commerce

- Sustain growth in equipment sales
- Increase capital employed efficiency
- Focus on cash generation

Summary highlights

Graphic Systems

The Graphic Systems Division is a leading supplier of printing equipment and related supplies and services. In the six countries where we operate we are the authorised distributor for Heidelberger Druckmaschinen A.G., the world's largest manufacturer of printing equipment. Commercial printers represent our customer base and have experienced harsh market conditions for the past three years. Growth in equipment orders in the second half of 2004 suggests that the investment cycle is now entering a slow recovery phase. Although the positive trend in order intake continued into the fourth quarter, it was below our expectations as compared with previous cyclical recoveries in this market.

Order-intake increasing

Our value proposition to our customers in the graphic arts industry is that we deliver full-service in support of their entire business process, ranging from financial advice to technical assistance. Technological innovation is one of the main drivers for the continuous revitalisation of our offering.

Our increase in orders for printing equipment is in part a direct result of the DRUPA exhibition, held in May 2004. Europe's largest graphic arts event, which occurs once every four years, is an opportunity to showcase equipment. The introduction of technological innovations at this fair has again spurred orders for new, more efficient printing machines.

Withdrawal from digital print

In 2004 Heidelberg divested its digital printing business, partly due to disappointing growth. We in turn have also adjusted our expectations for growth in this sector, and divested the assets related to our digital sales and service organisations. The transaction allowed us to reduce working capital. We keep on focusing on our core competency of offering a comprehensive array of solutions to the graphic arts production industry.

Continued growth in Triple S

Offering Services, Supplies and Spare Parts (Triple S) is our primary strategy to balance the cyclical revenues associated with capital investments in printing equipment. In 2004 for the first time Triple S added value contribution covered more than 60% of the Division's operating costs. Our focus continues to be on growing Triple S sales, which will not only continue to enhance our resilience to future cyclical reductions in equipment sales, but also strengthen our relationships with customers.

eCommerce sales increasing

We continue to encourage our customers to convert from the traditional forms of ordering to the more efficient and simpler Internet model. All product lines are available via the online system. In 2004 the proportion of supplies ordered via the Internet increased from 25% to 30%.

Cyclical upturn to benefit sales

Capital expenditure in the commercial print sector started to recover slowly. Customers in all our markets continue to experience cautious spend in graphic production. We expect that consolidation of the printing industry will drastically reduce the number of commercial printing companies in Europe in the coming years. We will continue to invest in building strong customer relationships by offering a total solution service that includes the best printing equipment available in the market and the specialist expertise to support our customers.



The introduction of technological innovations has again spurred orders for new, more efficient printing machines.

Business Review
Graphic Systems

- Recognitions received for creating exceptional working environment
- Our corporate educational programmes continued to thrive
- Third parties have again endorsed our outstanding safety records
- Virtually every Buhrmann business contributed to local charities

	2004	2003
United States	9,491	9,727
European Union	4,947	5,193
Australia and New Zealand	2,200	1,941
Rest of the world	980	971
Total	17,618	17,832

Through our Business Principles and Code of Conduct we put particular emphasis on:

- Health and safety
- Fair business conduct, avoidance of conflicts of interest
- Commitment to sustainable environmental behaviour
- Community involvement
- Whistle-blower policy
- Fair disclosure
- Internal control

Summary highlights

How our people are helping to create a better place to work and live
Buhrmann is viewed internally and externally as a good company to work for. Our decentralised organisational structure allows our operating companies to shape their own policies to a great extent, within the clear set of guidelines issued by the Executive Board. A number of operating companies have received awards and recognitions from third parties. For example, Corporate Express Florida-North was selected as one of the Top 100 Companies for Working Families and ASAP Software was listed among Chicago Magazine's '25 Best Places to Work in Chicago'. Corporate Express North America was recognised as one of the top 50 companies to sell for. A benchmarking study performed in Australia for the fifth year in succession indicated again that overall the employees of Corporate Express Australia are more satisfied in their work than people employed by many other businesses. We are also proud that Buhrmann management and staff are recognised for creating exceptional working environments for every employee, as well as for our contributions to the work of charitable and other organisations within local communities.

Code of conduct

A comprehensive code of conduct has been in force within Buhrmann and its predecessor companies for well over a decade. As a continuation of this long-standing practice the current Business Principles and Code of Ethics was modified in June 2003. This code of conduct concentrates on ethical behaviour, compliance with legal and regulatory standards, internal monitoring, and external reporting. Particular emphasis is put on health and safety issues, commitment to sustainable environmental behaviour, fair business conduct, the avoidance of conflicts of interest, community involvement, fair disclosure, 'whistle-blower' policy, and internal control. All Buhrmann staff are subject to the code and have a duty to report violations to the Company Secretary. It is clearly noted in our 'whistle-blower' policy that no retribution or retaliation shall be taken against any employee who has reported an alleged violation. Buhrmann management – at all levels – is responsible within their spheres of influence, for supervising compliance with Buhrmann's code of conduct.

The full text of our Business Principles and Code of Ethics can be downloaded from the Corporate Information section of our corporate web site: www.buhrmann.com.

Our operating companies require suppliers to ensure that products purchased are not manufactured by slave, indentured, or child labour or in any manner contrary to standards of fair treatment. Included is the requirement that suppliers periodically visit and inspect production locations and require in purchase arrangements that labour conditions will not reflect unfavourably on our business or the products to be sold and are not contrary to standards of fair treatment as generally recognised in destination countries. Independent certification by appropriate certifying entities is further required.

Our people

At the end of 2004, the Buhrmann Group employed nearly 18,000 staff worldwide. Despite cost reduction efforts, our investment in staff training and development increased for the third consecutive year. At a Group level, the successful Buhrmann Academy corporate educational programme continued to thrive. The programme reached out to 124 staff throughout Europe through eight tailored programmes, bringing the total number of alumni to 474. Within the operating units, Corporate Express North America invested in 130,000 annualised training hours, an increase of 4% since 2003. Corporate Express Australia also continued to investments in training and development, with service and sales-related issues accounting for the majority of the more than 45,000 hours of training during 2004.

Employee representation

The European Works Council fulfils the role of a two-way communication channel between the Board in Amsterdam and the local operating companies in Europe. The Council is a supra-national body composed of local representatives that usually meet twice a year to discuss issues requiring a European vision. In addition, members of the management, the Supervisory Board and other representatives of Buhrmann Nederland Holding BV, our Dutch holding company, have met with the Central Works Council in the Netherlands (where Buhrmann has its statutory seat) five times in 2004. The Central Works Council has the right to nominate one of the three members of the Supervisory Board of Buhrmann Nederland Holding.

Review
Corporate Responsibilities



At the end of 2004, the Buhrmann Group employed close to 18,000 staff. Despite cost reduction efforts, our investment in staff training and development increased for the third consecutive year.



The success of our workplace safety programmes is driven by clear goals of reducing accident frequency rates, the use of high-profile internal communications tools, and the introduction of programmes to reward employees for good safety performance.


Buhrmann
Midsumme
Jazz Gala

In 2004 we became the leading sponsor of the Midsummer Jazz Gala, the opening concert of the renowned North Sea Jazz Festival.

Health and safety

Our continued efforts to maintain workplace safety and employee health have enabled us to continue Buhrmann's favourable track record. In order to stress the importance of this initiative by the management team, regional teams compete every year to be awarded an 'Outstanding Safety Record' recognition. In addition, individual operating companies annually organise a 'Safety Week.' We are proud that in specific cases, third parties have again endorsed our Company's safety record. This past year, for example, Corporate Express' Colorado was selected by a global insurance group to be featured as one of the success stories at their national conference in the US in June. Corporate Express Australia developed a national Organisational Health & Safety and Environmental management system manual, to achieve compliance against AS/NZS 4801 and 4804, AS/NZS ISO 14004. The success of these programmes is driven by clear goals of reducing accident frequency rates, the use of high-profile internal communications tools, and the introduction of programmes to reward employees for good safety performance.

Non-discrimination and diversity

Our operating companies take pride in exemplifying the message: 'Corporate Express is an equal opportunity employer.' Our operating companies are required to provide a positive work environment, free of discrimination, harassment and/or intimidation. Externally, governmental and non-governmental organisations also monitor and recognise our commitment to developing supplier diversity. A successful way in which we promote equal opportunities continues to be the Office Products North America's extensive Diversity Star Consortium Alliance of diversity partners. This programme offers our customers the opportunity to source office supplies from minority- and women-owned businesses to meet their own diversity purchasing goals. We currently offer more than 1,150 different items manufactured by minority- and/or women-owned businesses, 29 of which are sold under our own Diversity Product Solutions (DPS) private brand.

Environmental awareness

Further progress was made with the implementation of environmental management systems and obtaining ISO certification for operating companies throughout the Buhrmann Group. Most of our operating companies in North America, Europe and Australia meet or exceed clearly identified environmental standards. In a number of countries, such as Canada, this puts Buhrmann at the forefront of environmentally friendly companies within our industry. In 2004, our operating companies have again conducted a host of activities to enforce our commitment to environmental stewardship.


Corporate
Express

The toner and inkjet printer cartridge collection programmes we conduct for numerous customers are amongst our most successful recycling initiatives.

External social policy

Community involvement is universally encouraged and locally driven in all our businesses. In 2004, virtually every Buhrmann business sponsored, supported or in some way contributed to local community initiatives, often involving staff members. Donations of time and support to charities vary, depending upon the size of the operating companies concerned. Charities are supported locally, nationally and globally. Our policy clearly excludes making payments to political parties and organisations, or to their representatives.

Performing arts and cultural heritage
At a corporate level, Buhrmann continued to support a number of initiatives for the preservation of cultural heritage (e.g. Nationale Stichting De Nieuwe Kerk), performing arts (e.g. the Amsterdam Concerthall), disaster relief (e.g. Liliane Fund Foundation), and health care (cancer research projects).

In 2004 we became the leading sponsor of the Midsummer Jazz Gala, the opening concert of the renowned North Sea Jazz Festival. In addition, we made a number of one-time monetary donations in support of various charities, such as the Asia tsunami relief fund. Our policy remains to be selective in choosing the projects we provide with support, as we believe that we can make a bigger impact for the organisations involved through focused contributions.


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Increase in organic sales
- Added value growth in excess of sales growth
- Positive impact from lower interest and tax-charges
- Earnings per share higher
- Continued strong positive cash flow

'Our focused strategy and financial discipline are bearing fruit.'

Floris Waller

- Single-source supplier proposition strengthened
- Successful roll-out of strategic initiatives
- Capital structure further optimised
- Disciplined working capital management and cost control

- Sustainable profitable growth remains top priority
- Further implementation of strategic initiatives
- Strengthening our customer-focused and sales-driven corporate culture

Summary highlights

Analysis of financial performance[1]

General

The continued implementation of our single-source supplier strategy has resulted in improved operating results. Net sales for Buhrmann Group excluding the Paper Merchanting Division at constant exchange rates increased with 1.1% while added value was up with 4.0% at the same basis. Market conditions in North America gradually improved, while Europe remained difficult and Australia rather firm.

Margin enhancement was supported by two of our key strategic initiatives: our Private Brand programme and our Preferred Supplier initiative. In our Graphic Systems Division, we saw an increase of orders and sales for printing equipment.

We continued our disciplined working capital management and cost control. Combined with the improved operating results, return on capital employed improved.

Our capital structure was further optimised. After obtaining a new Senior Credit Facility and issuing Subordinated Convertible Bonds in the fourth quarter of 2003, we succeeded in lowering financing costs and extending the maturity of our debt portfolio. This was achieved by successfully placing new 8¼% Senior Subordinated Notes and increasing our Senior Credit Facility. The proceeds from these transactions combined with available cash on hand funded the tender for our 12¼% Senior Subordinated Notes.

We again achieved a positive available cash flow in 2004.

With effect from 31 October 2003, we divested our Paper Merchanting Division, which affects the comparability of our results of operations for 2004 with 2003. The Consolidated Statements of Income and Cash Flow for 2003 only include income and cash flow of the Paper Merchanting Division for the period 1 January to 31 October.

In December 2003 we recorded an impairment charge on goodwill for the Office Products Europe Division. No goodwill impairment charges were required in 2004.

Although the major proportion of our activities is conducted in US dollars, our financial position, results of operations and cash flows as reported in euro were affected by the translation effects of the weakening of the exchange rate of the US dollar to the euro in both 2004 and 2003. Changes at constant rates in the tables below exclude the effect of fluctuations in currency exchange rates on reported numbers in euro.

Net Sales per Division

in millions of euro	**2004**	2003	Change in EUR	Change at constant rates
Office Products North America	3,628	3,939	-7.9%	0.5%
Office Products Europe and Australia	1,500	1,479	1.4%	0.1%
Global Office Products	5,128	5,418	-5.3%	0.4%
Graphic Systems	411	369	11.6%	11.6%
Group (excluding Paper Merchanting)	**5,539**	**5,787**	**-4.3%**	**1.1%**
Paper Merchanting		2,266		
Total	5,539	8,053	-31.2%	-27.3%

Net sales of our Group were €5,539 million in 2004 compared with €5,787 in 2003 (excluding Paper Merchanting), a decrease of 4.3% which is attributable to the further weakening of the US dollar. Excluding the effect of exchange rates, net sales were up 1.1%. Net sales in the Office Products Europe and Australia Divisions combined, were level with last year at constant exchange rates, whereas the Graphics Systems Division increased net sales by 11.6%.

The organic sales growth[2] of the Group (excluding Paper Merchanting) was 2% positive in 2004 against a decline of 4% in 2003, mainly reflecting the recovery of demand in North America. Sales to our existing large account customers increased as a result of our initiative to extend the product range. Also software sales progressed markedly. We noticed encouraging signs of recovery in our business for the United Kingdom, while our continental European operations continued to experience difficult market conditions. Our Australia and New Zealand based office products business continued to perform strongly in 2004. Globally, our mid-market sales could not meet our expectations, but we maintained our investments in marketing, sales and service models for these markets.

Following the DRUPA fair, our Graphic Systems Division achieved noticeable growth in printing equipment orders in the second half of 2004 suggesting the investment cycle is now entering the recovery phase.

Financial Review of the Year 2004

1 The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto. The information provided includes references to non-GAAP measures and terminology. For example, figures are presented before exceptional items and/or amortisation of goodwill. The resulting figures, such as EBITAE or certain EPS ratios are non-GAAP compliant but are regarded by Buhrmann as key performance indicators increasing the transparency of our business.

2 Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days and the change to a commission-based model at our ASAP Software subsidiary.

Net sales in the Office Products North America Division decreased by 7.9%, translated against actual rates in euro, but increased by 0.5% at constant rates. Organically, sales increased by 3% reflecting the gradually improved economic conditions with growth of white-collar employment and stabilised spend on office products per white-collar employee. The office products business strengthened its position in the large account segment benefiting from the single sourcing strategy and product range extensions. As an example, the category of facility products achieved double-digit growth. Also as among others customers' total procurement costs could be addressed by usage of our eCommerce tools and OneShop Express™ (one order, one invoice, one payment for multiple product lines), new contracts have been won. Mid-market sales were still disappointing but the Division invested in integrated sales teams. Organically, sales of office supplies business (i.e. excluding the specialty businesses for software, forms and promotional marketing) were level with last year. This includes the impact of the increased share of lower priced products under our own Corporate Express brand name which results in a lower sales value but higher returns. Adjusting for this substitution effect, organic sales growth was 1%.

ASAP sales decreased from €788 million to €768 million. At constant exchange rates however, net sales increased by 5.3%. Reported net sales declined due to the continued shift of invoiced sales to a commission based system (whereby the manufacturer performs the billing and ASAP receives a commission from the manufacturer. In the past, ASAP performed the billing of these sales and recorded sales and cost of sales rather than only the commission). However, this shift has a minimum effect on the profitability of the business. ASAP continued its successful expansion; for example, we opened a new sales office in Canada.

Net sales in the Office Products Europe and Australia Divisions combined increased by 1.4%, from €1,479 million in 2003 to €1,500 million in 2004. At constant exchange rates net sales were level with last year. Organically, sales decreased by 2% due to a 7% organic sales decline in Europe, partly offset by organic growth of 8% in Australia and New Zealand.

In Europe, we strengthened our position within the segment of large businesses and institutions, both locally and internationally. Our business in the United Kingdom showed first signals of gaining momentum and experienced a positive turn in the sales trend in the second half of 2004. In Germany (the largest European operating unit), the core office products business outperformed the market, but the copier business suffered from losses; it has now been carved out to form a separate operating unit. In the Netherlands we were impacted by the weak economic climate. Unprofitable Dutch wholesale business was discontinued, leading to a reduced sales value. Our operations in France showed particularly good growth rates while our other European operations showed a mixed but generally stable picture.

In Australia and New Zealand, net sales increased 15.3% in 2004 at constant exchange rates. We maintained our strong performance as leading full-service distributor, due to our single-source business model, extended market coverage and new product categories. The facility products offer was extended and established in the majority of our locations with designated marketing and sales people. CE Direct (a dedicated sales and marketing team, rolling out a low cost 'maximum touch point strategy') was launched for the medium and small business segments in the Sydney market.

Net sales in Graphic Systems Division increased with 11.6%, from €369 million in 2003 to €411 million in 2004. While macro-economic conditions are still delaying a recovery, the lowest point of the investment cycle seems to have passed (traditionally, sales of equipment of the Division correlate with the long-term investment cycle and therefore experiences a level of cyclicality). The increase in orders for printing equipment in 2004 was in part a direct result of the successful presentation of productivity improvement for equipment shown at the DRUPA exhibition (Europe's largest graphic arts event, once every four years). Also the Division continued its strategy to make sales less dependent on the investment cycle by increasing sales of services, supplies and spare parts (Triple S) in the Division's total sales. The Division also transferred its digital printing activities to NexPress (Eastman Kodak) in the fourth quarter of 2004.

Added Value per Division
(excluding exceptional results)

in millions of euro	**2004**	2003	Change in EUR	Change at constant rates
Office Products North America	961	1,018	-5.6%	3.2%
Office Products Europe and Australia	420	397	5.7%	4.4%
Global Office Products	1,381	1,415	-2.4%	3.5%
Graphic Systems	95	85	11.9%	11.9%
Group (excluding Paper Merchanting)	**1,476**	**1,500**	**-1.6%**	**4.0%**
Paper Merchanting		359		
Total	1,476	1,859	-20.6%	-16.1%

In 2004 the added value of the Group benefited from increased sales and margin enhancement. The added value was €1.476 million compared to €1.500 million in 2003 (excluding Paper Merchanting), a decrease of 1.6%. At constant exchange rates however, added value improved by 4.0% despite competitive pricing pressure. This is largely attributable to our successful strategic initiatives to increase our share of private brand products and to convert customers to the products of preferred suppliers. Added value as a percentage of net sales (excluding Paper Merchanting) improved with 80 basis points to 26.7%.

Added value of Office Products North America Division decreased to €961 million in 2004, reflecting the weakening of the US dollar. However, at constant exchange rates, added value improved by 3.2%. In addition to higher sales volumes, costs of goods sold were lower as a result of our successful strategic initiatives to increase the share of our own Corporate Express brand products and to convert customer products to our Preferred Supplier programme, allowing us to benefit from suppliers' allowances and promotional incentives.

ASAP delivered an added value of €73 million; at constant exchange rates, added value increased by 20.4%.

As a result of the initiatives, added value as a percentage of net sales of the Office Products North America Division increased from 25.9% to 26.5%, despite the negative impact of the higher share of lower margin software sales. ASAP realised an added value as percentage of net sales of 9.5% (8.3% in 2003).

Added value in the Office Products Europe and Australia Divisions combined showed an improvement of 5.7%, from €397 million in 2003 (excluding an exceptional charge for the Australian Division to fully comply with Buhrmann's rebate and catalogue income recognition policies) to €420 million in 2004; at constant exchange rates, the increase was 4.4%. As a percentage of net sales, added value improved significantly from 26.9% to 28.0%, supported by our strategic initiatives. Both Divisions increased their share of private brand sales; the Australian Division extended the programme to most of its specialty businesses (facilities, catering, promotional marketing, furniture). The European Division continued its product harmonisation and rationalisation initiative.

The added value of the Graphic Systems Division was €95 million in 2004, compared with €85 million in 2003, an increase of 11.9%. Graphic Systems Division continued its strategy to make sales less dependent on the economic cycle by increasing the sales of services, supplies and spare parts, with higher margins. Added value as a percentage of net sales increased slightly to 23.2%.

Operating Result per Division

Operating result before amortisation and impairment of goodwill and exceptional results (EBITAE)

in millions of euro	**2004**	2003	Change in EUR	Change at constant rates
Office Products North America	171	159	7.6%	17.3%
Office Products Europe and Australia	58	45	28.6%	25.1%
Global Office Products	229	204	12.2%	19.0%
Graphic Systems	1	-12		
Corporate/Holdings	-18	-16	13.6%	14.1%
Group (excluding Paper Merchanting)	**211**	**176**	**20.0%**	**27.8%**
Paper Merchanting		49		
Total	211	225	-6.2%	-0.1%

Operating result of the Group before amortisation and impairment of goodwill and exceptional items[3] (EBITAE), increased with 20.0% from €176 million in 2003 (excluding Paper Merchanting), to €211 million in 2004. At constant exchange rates the increase amounted to 27.8%, driven by the increased added value. Depreciation costs of tangible fixed assets and internally used software decreased with 2.9% (but at constant rates it increased with 3.4%) to €84 million in 2004 from €87 million in 2003 (excluding Paper Merchanting; including Paper Merchanting, depreciation amounted to €104 million in 2003).

3 Exceptional items - During the course of a year, certain events take place that may be viewed as part of a company's normal business operations. These events however, have unique characteristics that set them apart from the company's standard day-to-day operations. These events may be infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings, are large and impact the company's operations and cost structure significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations.

Return on Net Sales (ROS)

EBITAE / EBITA as a percentage of net sales	Before exceptional results	After exceptional results	Before exceptional results	After exceptional results
Office Products North America	4.7	4.7	4.0	3.9
Office Products Europe and Australia	3.8	3.5	3.0	2.5
Global Office Products	4.5	4.4	3.8	3.5
Graphic Systems	0.1	0.1	-3.2	-3.5
Group (excluding Paper Merchanting)	**3.8**	**3.7**	**3.0**	**3.8**
Paper Merchanting			2.2	2.5
Total	3.8	3.7	2.8	3.4

The number of employees (in FTE, excluding Paper Merchanting) was reduced by 1.2% to 17,618 at year end.

The return on sales (EBITAE as percentage of net sales) improved by 24%, from 3.0% in 2003 (excluding Paper Merchanting) to 3.8% in 2004.

The operating result (before exceptional items and amortisation of goodwill: EBITAE) of Office Products North America Division benefited from the improved added value, while maintaining a high productivity (following the restructuring effort in previous years) and an effective logistics infrastructure. EBITAE increased from €159 million to €171 million (+7.6%); in constant exchange rates EBITAE increased 17.3%.

The depreciation charge of 2004 includes an incidental charge of €2 million for the write-off of software that could not be effectively used.

EBITAE as a percentage of net sales, EBITAE improved with 70 basis points, from 4.0% in 2003 to 4.7% in 2004.

ASAP achieved an EBITAE of €31 million (4.0% of net sales); at constant exchange rates EBITAE improved 32.3%.

The operating result (before exceptional items and amortisation and impairment of goodwill: EBITAE) increased with 28.6% for the combined Office Products Europe and Australia Divisions, from €45 million in 2003 to €58 million in 2004. At constant exchange rates, the increase was 25.1%. EBITAE as a percentage of net sales improved from 3.0% to 3.8% as a result of the increased added value margin due to improved sourcing, private brand progress and margin management initiatives particularly in Germany. In Europe, costs were lowered due to reductions in staffing levels, while Australia increased headcount and costs.

The operating result (before exceptional items and amortisation of goodwill: EBITAE) of the Graphic Systems Division improved from a loss of €12 million in 2003 to a profit of €1 million in 2004. This was the result of higher sales volumes and slightly better added value margins. Also, the Division further reduced its cost base due to the divestment of digital print and reduced staffing levels. EBITAE as a percentage of net sales improved from a negative 3.2% to a positive 0.1%.

Net operating costs of Corporate and Holdings were €18 million in 2004, an increase of €2 million compared with 2003 mainly because in 2003 we benefited from some non-recurring benefits in operating costs.

Exceptional operating results; operating result after exceptional operating results and amortisation of goodwill

			2004			2003
in millions of euro	Before exceptional results	Exceptional results	After exceptional results	Before exceptional results	Exceptional results	After exceptional results
Office Products North America	171	–	171	159	-7	152
Office Products Europe and Australia	58	-5	53	45	-7	37
Global Office Products	229	-5	224	204	-14	189
Graphic Systems	1	–	1	-12	-1	-13
Corporate / Holdings	-18	–	-18	-16	58	43
Group (excluding Paper Merchanting)	**211**	**-5**	**206**	**176**	**43**	**219**
Paper Merchanting				49	8	57
Operating result before amortisation and impairment of goodwill (EBITAE / EBITA)	**211**	**-5**	**206**	**225**	**51**	**276**
Amortisation of goodwill	-45	–	-45	-52	-53	-105
Operating result (EBITE / EBIT)	**166**	**-5**	**161**	**173**	**-2**	**171**

Financial Review of the Year 2004

In 2004, exceptional operating results consisted primarily of a provision of €5 million for restructuring activities in Office Products Europe Division (primaraly reorganisation copier activities in Germany and rightsizing of the Benelux Office Products business).

In 2003, total exceptional operating results amounted to €51 million and consisted of the following:

- Office Products North America: a reassessment of lease commitments of vacant properties, which were included in the 2002 restructuring charge (€7 million negative).

- Office Products Europe and Australia: an adjustment of catalogue income recognition of Office Products Australia to fully comply with Buhrmann accounting policies (€5 million negative) and additional restructuring charges in Office Products Europe (€3 million negative).
- Graphic Systems: a restructuring charge (€1 million negative).
- Corporate: primarily the result of an indemnity payment (€58 million positive net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.
- Paper Merchanting: a reassessment of restructuring commitments related to revised numbers of redundancies and a continuation of property usage (€8 million positive).

Amortisation of goodwill in 2004 amounted to €45 million, compared with €49 million in 2003 (excluding Paper Merchanting), predominantly due to the lower exchange rate of the US dollar and a lower goodwill number due to an impairment charge of €53 million in 2003. This charge was recorded following the annual goodwill impairment test, as the calculated fair value of the European Office Products Division was lower than the book value. For 2004, no impairment charge was required, reflecting the improved business performance and prospects.

The operating result after amortisation (and impairment in 2003) of goodwill and exceptional results was €161 million in 2004 compared to €171 million in 2003.

Financial income and expense; minority interests; taxation

			2004			2003
in millions of euro	**Before exceptional results**	**Exceptional results**	**After exceptional results**	Before exceptional results	Exceptional results	After exceptional results
Net financing costs	-68	-35	-103	-161	-96	-257
Results from participations and other financial results	–	6	6	1	-103	-102
Minority interest	-17	–	-17	-14	2	-12
Tax results	13	20	33	-8	76	68
Total	**-72**	**-9**	**-81**	**-182**	**-121**	**-303**

Net financing costs consist of interest costs and amortisation of capitalised financing fees. In 2004, interest costs were substantially further reduced to €63 million from €147 million in 2003. Excluding translation differences, interest costs were reduced with €79 million in 2004 as a result of the lower average interest bearing debt level and lower interest rates following the optimisation of the capital structure. After obtaining a new Senior Credit Facility and issuing Subordinated Convertible Bonds in the fourth quarter of 2003, we repaid 12¼% Senior Subordinated Notes due in 2009. We financed the repayment with an issue of US$150 million of new 8¼% Senior Subordinated Notes due in 2014, an increase of Term loans under the Senior Credit Facility of US$125 million with the balance and fees out of cash on hand. Simultaneously, the Term Loans B were replaced by Term Loans C as we used the opportunity to lower the interest margin throughout the pricing matrix for the Term Loans B by 25 basis points.

Amortisation of capitalised financing fees was €5 million in 2004 and €14 million in 2003.

In connection with the refinancing in 2004, a total amount of €31 million of exceptional financing costs, before tax, was recorded. This includes:
- a premium paid to the holders of the 12¼% Senior Subordinated Notes of €27 million;
- a (non-cash) write-off of capitalised financing fees of €4 million.

An exceptional financing cost of €4 million was recorded for financing results on the pensions of our US Forms Management business.

Exceptional financing costs in 2003 of €96 million consist of an impairment of capitalised financing fees and advisory costs of €56 million related to repayments of debt with the proceeds from the sales of the Paper Merchanting Division (€23 million) and the replacement of our Senior Credit Facility (€33 million) combined with the issue of the Subordinated Convertible Bond. As a consequence of the significant (unplanned) debt reduction, interest rate swaps were cancelled in order to achieve a fixed to variable rate profile in line with our financial policy for hedging interest rate risks, resulting in an exceptional charge of €40 million in 2003.

Total financing costs also includes the resulting currency translation differences on accounts receivable, cash and liabilities after application of currency forward contracts and certain currency translation differences on intercompany loans (€2 million income in 2004, compared to a €3 million expense in 2003).

Exceptional other financial results in 2004 include a partial release of contractual provisions related to former divestments as well as write-offs of some small minor investments (€6 million income in total).

Exceptional other financial results in 2003 include a book loss from the sale of the Paper Merchanting Division (€79 million), related transaction costs (€15 million) and provisions for indemnities and warranties (€18 million). Also included is the gain from the sale of DocVision (€7 million).

Minority interests mainly represent the 48.5% share of third parties in the result of Corporate Express Australia Ltd., a publicly traded company. In 2003, exceptional results (€2 million of income) are included relating to the adjustment of catalogue income recognition of Office Products Australia to fully comply with Buhrmann accounting policies.

The effective tax rate amounted to 9% negative in 2004 (2003: 12% positive) and is below Buhrmann's weighted average statutory tax rate of 31% (2003: 28%) due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives. Tax results in 2004 and 2003 benefited from changes in the composition of the geographic distribution of taxable earnings and finalised tax audits leading to a release of allowances, which were recorded in previous years, and which are no longer deemed necessary. As a result of finalising tax audits, €8 million of tax provisions was released.Exceptional profit tax in 2004 of €20 million includes an exceptional benefit of €14 million related to the refinancing and financing results on the pensions of our US forms management business. In addition an exceptional tax benefit of €6 million was recorded on the fiscal finalisation of the divestment of the Paper Merchanting Division.

In 2003 exceptional tax benefits of €76 million were recorded. Following the receipt of the indemnity payment, an exceptional tax benefit of €30 million was acknowledged resulting from the release of a valuation allowance regarding the former ISD (France) investments. The transaction structure for the sale of the Paper Merchanting Division resulted in an exceptional €15 million tax charge. The related unwinding of interest rate swaps and the amortisation of capitalised financing fees had an exceptional tax benefit of €23 million.The impairment of financing fees following the replacement of the Credit Facility gave an exceptional tax benefit of €11 million. Finally a release of €25 million of valuation allowances and tax provisions was recorded, stemming from a re-evaluation of our tax position.

Net result from ordinary operations; net result

in millions of euro			2004			2003
	Before exceptional results	**Exceptional results**	**After exceptional results**	Before exceptional results	Exceptional results	After exceptional results
Operating result (EBITE / EBIT)	**166**	**-5**	**161**	**173**	**-2**	**171**
Financial items (interest, tax and other)	-72	-9	-81	-182	-121	-303
Net result from ordinary operations	**94**	**-14**	**80**	**-9**	**-123**	**-132**
Extraordinary result net	–	–	–	–	–	–
Net result	**94**	**-14**	**80**	**-9**	**-123**	**-132**
Net result from ordinary operations before amortisation and impairment of goodwill	139	-14	125	43	-70	-27

Net result from ordinary operations before exceptional items in 2004 improved to €94 million positive, compared with a loss of €9 million in 2003. The strongly improved operating result of our continuing businesses could partially compensate for the lost operating result of the divested Paper Merchanting Division (€49 million). Moreover, as a consequence of receiving the proceeds out of the Paper Merchanting divestment combined with the refinancing transaction executed, financing costs were substantially reduced. Net result was €80 million in 2004, compared with a loss of €132 million in 2003.

Net result from ordinary operations before amortisation (and impairment) of goodwill and exceptional items ('cash earnings') amounted to €139 million in 2004, compared with €43 million in 2003.

Fully diluted net result from ordinary operations before amortisation (and impairment) of goodwill and exceptional items per ordinary share ('cash earnings per share') increased, from €0.19 per share in 2003 to €0.69 per share in 2004.

Capital employed

Capital employed (including goodwill) was €2,012 million at year end 2004 compared with €2,207 million at year end 2003. Translation differences due to the lower exchange rate of the US dollar to the euro caused a reduction in capital employed of €117 million. Furthermore, disciplined working capital management further reduced capital employed in 2004. Adjusted for the deconsolidation of the Paper Merchanting Division, average working capital (four quarter rolling average) as a percentage of net sales improved to 9.5% in 2004 (10.8% in 2003). Although the mix effects of the relative growth of our Divisions contributed to the reduction of working capital as a percentage of sales, also continuing good progress in reducing trade receivables contributed. Our inventory levels remained fairly stable.

Capital structure
Our Group equity was €1,474 million at 31 December 2004 compared to €1,484 million at 31 December 2003. In addition to the net profit of €80 million, negative currency translation effects reduced Group equity by €89 million in 2004. Guarantee capital was €1,699 million at 31 December 2004 and €1,876 million at 31 December 2003, representing 49% and 51% of total assets respectively.

The market capitalisation of our ordinary shares was €987 million at 31 December 2004 and €941 million at 31 December 2003. The cumulative Preference Shares A had a market value of €157 million (2003: €171 million) and the assumed equity value of the Preference Shares C amounted to €366 million (2003: €346 million) excluding the valuation aspects due to the specific nature of the instrument.

Net interest-bearing debt was reduced to €707 million at 31 December 2004 compared to €836 million at 31 December 2003. This is attributable to cash flows from operations, and the lower exchange rate of the US dollar which decreased interest-bearing debt reported in euro by €46 million. This brings the estimated total enterprise value to €2.3 billion at 31 December 2004.

In 2004 the composition of interest-bearing debt was changed as a result of the tender and offer of the Senior Subordinated Notes and the increase of the 2003 Senior Credit Facility (with Term Loans B replaced by Term Loans C). In 2003, we paid down the Senior Credit Facility entered into in 1999 with the proceeds from a new, 2003 Senior Secured Credit Facility and Convertible Subordinated Bond.

Contractual obligations, contingent liabilities, commitments and guarantees
Buhrmann has certain contingent liabilities, commitments and guarantees which are not included in the Consolidated Balance Sheet, but are disclosed in the Notes.

Rent and Operating Leases of €388 million in total at 31 December 2004 (€436 million at 31 December 2003) are primarily related to distribution facilities and offices which the Company leases under non-cancellable operating leases. The amounts are the nominal value of future lease payments and are netted for sub-leases.

Repurchase guarantees of €52 million in total at 31 December 2004 (€64 million at 31 December 2003) mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

Other contractual obligations and guarantees of €11 million in total at 31 December 2004 (€24 million at 31 December 2003) mainly relate to investment commitments relating to expenditure on projects, such as the development of information technology systems. In addition, Buhrmann has contractual obligations such as the usual warranties and indemnifications related to the divestment of businesses.

Cash Flow Analysis

in millions of euro	**2004**	2003	Change in EUR
Cash from operating activities	223	272	-49
Cash from investing activities	-82	544	-626
Available cash flow	141	816	-675
Cash from financing activities	-127	-681	554
Net cash flow	**14**	**135**	**-121**

Buhrmann's liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring. Our primary source of liquidity is cash generated from operations.

Cash flow from operating activities

Cash flow from operating activities was €223 million in 2004, compared with €272 million in 2003 (including Paper Merchanting). A €83 million lower operating result in 2004 compared with 2003 (which includes the Paper Merchanting Division until 31 October) adjusted for non-cash items (depreciation of tangible fixed assets and internally used software, amortisation and impairment of goodwill, additions to/releases from provisions) was more than compensated by lower spending of €25 million on other operational outlays related to cost saving restructuring activities and €72 million lower interest payments. Interest payments decreased as a result of the lower average interest-bearing debt at lower average interest rates following the optimisation of our debt portfolio in the fourth quarter of 2003 and the third quarter of 2004.

Working capital was further reduced by €36 million (2003: €81 million reduction).

Profit tax payments were stable at €22 million.

The cash flow from operating activities in 2003 includes a receipt of €79 million of indemnities resulting from the arbitration proceedings against the French company Ipfo Bail.

Cash flow from investing activities

Cash flow from investing activities was €82 million negative in 2004 compared to €544 million positive in 2003. Capital expenditure amounted to €59 million in 2004 compared to €79 million in 2003. A significant portion of our capital expenditure represents the development of information technology, eCommerce and logistics systems.

Cash used for acquisitions predominantly relates to the Office Products Australia Division and amounted to €6 million in 2004, compared with €10 million in 2003.

In 2004, €17 million was paid for transaction fees related to former divestments.

Divestment proceeds in 2003 were €641 million, including the proceeds from the sale of the Paper Merchanting Division (€637 million), the sale of the assets of DocVision B.V. (€8 million) reduced by related payments.

The resulting available cash flow from operations after giving effect to investment activities was €141 million in 2004 compared to €816 million in 2003.

Cash flow from financing activities

Cash flow from financing activities was €127 million (negative) in 2004 compared to €681 million (negative) in 2003.

In 2004, the cash flow from financing activities was effected by Buhrmann successfully tendering for the US$350 million 12¼% Senior Subordinated Notes due 2009. The tender (including a premium of US$27 million paid to holders who tendered their Notes) and the exercise of the call option on the remaining 12¼ Senior Subordinated Notes which were not tendered (including a contractual premium of US$6 million), were funded by US$150 million of new 8¼% Senior Subordinated Notes due 2014, an increase of US$125 million of term loans under the Senior Credit Facility and cash on hand of US$118 million.

The financing fees and related advisory costs for the tender, the issue of new 8¼ Senior Subordinated Notes and the increase of term loans in 2004 amounted to €35 million. Also, in 2004, fees of €4 million were paid related to the refinancing in 2003.

In 2003, early repayments of long-term debt were mostly funded out of the proceeds of the sale of the Paper Merchanting Division supplemented by cash flows from operations. In December 2003, Buhrmann placed its €115 million of Subordinated Convertible Bond and entered into a new Senior Secured Credit Facility. The financing fees and related advisory costs paid for the issue of the Subordinated Convertible Bond and the entering into the new Senior Credit Facility amounted to €25 million. As a result of the repayment of long-term debt, some interest rate swaps were settled, in accordance with Buhrmann's policy on hedging for interest rate risks, which resulted in a cash outflow of €40 million in 2003.

In 2004, Buhrmann paid cash dividends on its Preference Shares A of €11 million. The dividend on Preference Shares C for 2003, paid in 2004, was paid entirely in additional Preference Shares C. The dividend on ordinary shares for 2003, which was €0.07 per share, was paid out in additional ordinary shares but shareholders could opt for payment of the equivalent amount in cash.

Payments to minority shareholders amounted to €8 million (2003: €7 million).

The resulting net cash flow was €14 million positive in 2004 compared to €135 million positive in 2003 which was reflected in the movements in net liquid funds.

Subsequent Events

In February 2005, Buhrmann announced its planned repurchase of the outstanding Preference Shares C for US$ 520 million. The proposed funding for this tansaction will be raised through a combination of a discounted rights issue of approximately €250 million, the issue of new debt securities of US$ 150 million and the remainder through the utilisation of cash on hand. Certain aspects of the envisaged transaction will be submitted for approval to the Shareholders in an Extraordinary General Meeting of Shareholders, scheduled to be held in Amsterdam on 11 March 2005.

Relative Total Shareholder Return

In the context of the 'Buhrmann Incentive Plan 2004', it is required to report on the Total Shareholder Return relative to a defined peer group. This relative Shareholder Return measured over a three-year period determines the vesting of options granted (see our Remuneration Report on page 122). In order to get a fair comparison, the calculation evaluates the returns similar to alternative investments denominated in one currency (in our case the euro). The provisional interim report on the relative TSR performance of the Company under the Buhrmann Incentive Plan 2004 as at 31 December 2004 (eight months from inception out of a three-year period) resulted in a tenth position on the ranking, out of thirteen.

Financial policies and treasury

Buhrmann is exposed to financial market risks including adverse changes in interest rates and currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

The financial policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on cash-interest cover (EBITDAE over cash interest) and the relationship between borrowings and total enterprise value ('market value based leverage', which is calculated by using the market capitalisation of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of three times and the market value based gearing over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest bearing debt over EBITDAE) is the most relevant. The details of these ratios are given in the appropriate Notes to the Consolidated Financial Statements. Actual cash-interest cover at 31 December 2004 was 4.8 (2003: 2.2), which is above our minimum target level of three. Market value based gearing stands at 31% (2003: 36%), while the leverage ratio is 2.4 (2003: 2.5). Both the debt reduction and the refinancing carried out in 2004, had a positive effect on the financial ratios.

The interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Interest hedging instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile. We currently aim to have around 60% of the interest rate fixed, given the present, improved, level of cash-interest cover. Actual fixed interest-% was 63% at 31 December 2004.

External interest-bearing debt after currency hedging is distributed primarily among the main currencies (i.e. US dollar and euro) on the basis of anticipated operating profit before amortisation and impairment of goodwill and excluding exceptional items (EBITAE). The remaining translation risk is not covered. At 31 December 2004, the actual split of the external debt (after currency hedges) is 81% in US dollar, 13% in euro and 6% in other currencies.

Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are used to cover these risks. The occurrence of these exposures is relatively low as most purchases and sales are conducted in local currencies.

Financial instruments such as currency and interest swaps are used only to hedge against financial market risks. No speculative positions are entered into. Financial instruments are primarily dealt with third parties by Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV. These entities also act as the main financing companies for the Group. In addition an Accounts Receivable Securitisation Programme (ARSP) is being operated using Buhrmann Silver SA and Buhrmann Silver LLC. Details on the various components of the capital structure, including liquidity aspects, are provided in the Notes to the Consolidated Financial Statements.

The Treasury function does not operate under an own profit objective but it pursues benefits of scale and efficiency as well as provide in-house services in the area of financial logistics. Cash and third-party debt is concentrated in the main financing companies to ensure maximum efficiency in meeting changing business needs, while local operations are largely financed by a mix of equity and long-term intercompany loans denominated in local currencies.

Critical accounting policies

The preparation of financial statements in accordance with accounting principles generally accepted in the Netherlands requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our most critical accounting policies in determining the portrayal of the financial condition and which require subjective or complex judgments, are the following:

- Intangible fixed assets specifically for goodwill impairment and amortisation.
- Other receivables in respect of rebates from suppliers.
- Provisions for legal proceedings.
- Provisions for pensions.
- Taxation in respect of deferred taxes.
- Currency translation and exchange differences on loans and currency swaps.

An extensive description of our accounting policies is provided in the Consolidated Financial Statements.

Intangible fixed assets specifically for goodwill impairment and amortisation

Goodwill is tested for impairment at least once annually or when changes in circumstances indicate that impairment may have occurred. Under the impairment test, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Any excess of book value over fair value is recorded as an impairment of goodwill, if the impairment is expected to be permanent. This fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values.

The Company's judgments relating to the fair value are affected by factors such as assumed economic conditions, and expectations about our markets and our operating performance. These factors may change over time and may cause the Company to record additional impairment charges which may adversely impact operating result and net result. Also the fair value and hence the impairment charge is sensitive to the discount rate chosen. The discount rate is derived from the estimated weighted cost of capital, reflecting the risks inherent to our business and a normative financing profile.

Goodwill is amortised over the expected economic life of the asset. The assessment of the economic life of an asset is based on the consideration that a permanent advantage is being realised. Consequently, Buhrmann applies the maximum amortisation period of 40 years.

Other receivables in respect of rebates from suppliers
Buhrmann receives various types of rebates from suppliers, which are based on the volume of goods purchased (volume-based rebates) or based on the inclusion of certain products of the supplier in Buhrmann's catalogue offerings (catalogue contributions) or are received for entering into a contract with a supplier (contract-based rebates).

Volume-based rebates are settled in arrears, mostly not exceeding one year. For each reporting period, Buhrmann accrues volume-based rebates on the basis of prudently estimated purchased volumes for the rebate period. Rebates received or accrued relating to goods not yet sold are deducted from the value of the related inventories. These inventory-related rebates are recognised as income in the period when the relevant inventories are sold to third parties.

Catalogue contributions from suppliers are usually settled in arrears and are based on the number of pages dedicated to the products of a supplier in a catalogue or on purchased volumes from a catalogue.

Contract-based rebates are recorded as income evenly over the contract period, unless they qualify as compensation for costs incurred in relation to the changing of a specific supply arrangement.

Provisions for collection risk are recorded up to recoverable value only if specific events indicate that collection of the rebates is less certain due to a credit event at the supplier or a dispute on the actual rebate amount accrued.

Actual rebates received and the allocation to purchase costs could be different than originally assessed which could impact operating result and net result.

Provisions for legal proceedings
Buhrmann is involved in various legal and regulatory proceedings arising in the normal course of its business. Buhrmann accrues for the estimated probable costs to resolve these proceedings if a reasonable estimate can be made of the outcome of which the incurrence is judged to be probable. After consultation of in-house and outside legal counsels, these accruals are based on the analysis of possible outcomes of litigation and settlements.

Operating result and net result could be affected if actual outcomes are different than originally estimated.

Provisions for pensions
A limited number of Buhrmann's operating companies offer some form of a defined benefit plan. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are maintained in separate trusts (pension funds) to which Buhrmann makes contributions while in other companies insured schemes are operational.

The periodically paid contributions to these pension funds or insured schemes are expensed when incurred. In case the Company is obligated to make additional contributions to the pension plans in order to meet minimum funding levels, as required by local law or specific arrangements, an accrual is recorded. The funding levels are based on, among other things, actuarial assumptions, estimated returns and the market value of the pension funds' assets. Actual circumstances could change the impact of these assumptions which could result in additional contributions which could have an adverse effect on Buhrmann's operating result and net result.

Taxation in respect of deferred taxes
Buhrmann has a considerable amount of tax loss carry-forwards. For these tax loss carry-forwards and for temporary differences in the book value of assets and liabilities and their tax base, deferred tax assets and deferred tax liabilities are recognised. Buhrmann records valuation allowances to reduce deferred tax assets to the amount the deferred tax assets are likely to be realised. In determining these valuation allowances and deferred tax liabilities, Buhrmann's assessment of future taxable income, tax planning and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with in-house and outside tax experts. If actual future taxable income is different than originally assessed, if tax planning fails to materialise or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation allowances on deferred tax assets and the deferred tax liabilities may have to be adjusted which may have an effect on Buhrmann's reported tax expense and net result in future years.

Currency translation and exchange differences on loans and currency swaps
Translation and exchange differences on loans and currency swaps are recorded in income except if they relate to inter-company loans extended by a Group company (including the parent) to another Group company insofar as these loans are designated as permanently invested, in which case differences are recorded directly in shareholders' equity. Translation differences on loans extended by third parties and currency swaps concluded with third parties, which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are also recorded directly in shareholders' equity.

Financial Review of the Year 2004

The 2004 financial statements of Buhrmann are reported under generally accepted accounting principles in the Netherlands (Dutch GAAP). Therefore reviews, analyses and policies disclosed in this Annual Report are still based on Buhrmann's Dutch GAAP accounts. From 1 January 2005, Buhrmann reports on the basis of International Financial Reporting Standards (IFRS). For information purposes, an IFRS annex to the 2004 Annual Report has been prepared in order to provide an initial overview of our indicative IFRS figures for 2004 (including quarterly results) which will serve as a comparison for 2005. Also included is an overview of the accounting principles which we will use for our 2005 reporting. The sources of change for the most visible effects on the Consolidated Balance Sheet and income statement are explained. The effects of adopting IFRS as of January 2004 will be recorded in Shareholders' equity in the 2004 opening balance sheet, hence a provisional reconciliation of Shareholders' equity in the opening balance sheet from Dutch GAAP to IFRS is also included. All presented figures are unaudited.

The changeover of our reporting towards IFRS does not affect the underlying performance of our business. Also, the conversion will not trigger any event related to our existing business or financing arrangements. In respect of our financial policies (including our policy on additions to retained earnings and dividends), an amendment may be necessary for maintaining the same effects in economic terms.

Within the limits of the IFRS framework we strive towards convergence with our US GAAP reporting (Form 20-F). In respect of the standards IAS 32 and IAS 39, we have chosen to include the effects in our 2004 IFRS presentation (i.e. we have not used the exemptions) in order to provide a high level of comparability.

Risk factors

When Buhrmann's performance or the ability to meet targets and objectives is being considered, variations to expectations may occur due to the risks (and opportunities) related to our industry and business. A number of these risks are described below, but we may face additional risks of which we are presently unaware or that are currently deemed to be immaterial.

Risk factors related to our industry

- The demand for our products and services relates to the number of white-collar employees working for our customers, and as such to the economy.
- The spend on office products per white-collar worker at our customers can be influenced by our customers (e.g. using our eCommerce applications) postponing the purchase of items or substituting items which used to be purchased on a regular basis.
- Although our customer base is spread over many industries and sectors including government institutions, most of these customers are large corporations or institutions which frequently (re-)tender their office products contracts.
- The continuation and successful retention of office products contract depends primarily on pricing and service levels; notwithstanding the contractual side, a disruption of the service levels has a direct impact on sales levels achieved.
- Our business could lose market share and profit margins due to increased competitive pressure from our direct competitors as well as other distribution channels.
- The reliance of the office products distributors on certain key suppliers including the variability in suppliers' allowances and promotional incentives could impact profitability.
- Sales in our Graphic Systems Division are sensitive to cyclical developments in the economy particularly in relation to the activity levels at commercial printers.

Risk factors related to our operations

- We may not be able to manage the growth of our business effectively and incur difficulties in delivering on our strategic initiatives.
- The inability to maintain and improve our information systems effectively and prevent respectively recover from serious breakdowns could disrupt our business processes.
- The implementation of restructuring and integration programmes may not achieve the expected benefits, absorbs significant management time and could interrupt normal business operations.
- The dependence on one supplier is relatively high for our Graphic Systems Division (i.e. Heidelberger Druckmachinen A.G.) and our software business, ASAP (i.e. Microsoft Inc.).

Other risks and uncertainties related to our business

- The major proportion of Buhrmann's activities is conducted in currencies other than the euro. Due to translation effects, exchange rates movements affect the financial position, results and cash flow stated in euro. The position in relation to the US dollar is particularly relevant. For example, a 10% change in the USD/EUR-exchange rate affects net result from ordinary operations before amortisation and impairment of goodwill by approximately 7%.
- Buhrmann has material debt. Shortfalls in our cash flow commitments to service these borrowings can have significant adverse effects on our financing capabilities. In addition exposure is incurred to interest rate movements and credit developments.
- Buhrmann is subject to a variety of conditions in connection with, among other things, the Senior Secured Credit Facility. This includes the obligation to comply with specific financial ratios (bank covenants). These conditions may restrict our flexibility in operating our business and e.g. the ability to pay cash dividends.
- Buhrmann is operating a variety of pension plans which include a number of defined pension schemes that are separately insured in trusts (pension funds). The value of the assets under management of these trusts varies particularly with developments in equity and bond markets, which can affect the costs of pension arrangements to Buhrmann.
- Changes in tax rates, the outcome of tax audits and the performance expectation of our business could impact the tax assets and effective tax burden of the Buhrmann Group.
- Acquisitions may cause the incurrence of certain unknown liabilities and may require adaptations in the Buhrmann organisation, whereas divestments may result in Buhrmann giving specified representations, warranties and indemnifications to the acquirers of these divested businesses.

The occurrence of these and other risk events may influence our reputation, the overall confidence of customers, suppliers, employees, investors and other stakeholders in Buhrmann and ultimately the valuation of the Company.

Risk control framework

Company-level controls, control environment

In combination with our corporate governance structure, the internal arrangements as defined in our Management Charter provide the base for Buhrmann's control system. Except for detailing our Business Principles and Code of Ethics (see our web site: www.buhrmann.com), it outlines our risk assessment processes (describing most of the responsibilities and authority levels for the divisional and operational managers), our mission and our performance approach. It includes specific authorisation levels for items such as capital expenditure, acquisitions and divestments, restructuring and remuneration issues.

Various aspects of the Management Charter are further defined in a set of mandatory policies and manuals completed with best practice guidelines. Our policies address for instance the application of financial disclosures procedures, insider-trading rules and compliance to Competition Laws. Manuals are available on subjects like accounting principles and reporting, insurance and financial management. As strong recommendations we have guidelines in place for example on ICT business continuity matters.

Also a 'whistle-blower' procedure is in existence. Adherence is being monitored at various levels in the organisation.

In terms of arrangements of the Company on internal control, we have taken guidance from the COSO internal control framework ('COSO-I').

Monitoring, assessment and reporting
Buhrmann uses a comprehensive management reporting system to monitor the Company's performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using an economic value creation based concept. Reporting and analysis of actual results takes place on a monthly basis and covers not only results, but also balance sheet and cash flow information.

The management of risks associated with business activities, and compliance with local legislation and regulations is functioning through the responsibility of local operational management following normal reporting lines to senior management. A system of authority limits and performance reporting for divisional and local operational management has been established. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system also triggers a flow of information to senior management of Buhrmann. The same approach to corporate matters.

on Corporate Governance) an extensive review of the design, documentation and functioning of critical internal control processes related to financial reporting has been carried out. This resulted in specific minimum requirements on the level of control laid down in a draft internal control manual. Also, every quarter, operational management is required to confirm by means of a letter-of-representation that compliance is maintained to among others the Management Charter, policies, manuals, internal control standards, fraud procedures and representation and disclosure requirements.

In order to support the Executive Board in matters related to disclosure controls and procedures, our internal Disclosure Committee reviews, discusses and reports on disclosure related issues quarterly (the minutes of the Disclosure Committee are also provided to the Audit Committee). The main purpose is to ensure that all disclosures made by Buhrmann are accurate, complete, timely and fairly present the financial condition and the results of operations in all material respects.

The adequacy of the design and proper functioning of internal control systems of our operations are periodically investigated by the Internal Audit Department who reports its findings to division management and the Executive Board. Although the Internal Audit Department functions directly under the responsibility of the Executive Board, the head of internal audit discusses at least annually the control status of our operations with the Audit Committee. The external auditor has full access to these reports. The head of Internal Audit attends the meetings with the Audit Committee.

External auditor
The external auditor reports on findings on internal control as part of the audit of the Consolidated Financial Statements. Also the external auditor attends the meetings with the Audit Committee. The external auditor's reports are discussed at the appropriate levels in the organisation. The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report a final reporting takes place to the Executive Board and Supervisory Board jointly. Over 2004, the total fees to our external auditor, PricewaterhouseCoopers Accountants N.V., amounted to €6.4 million (2003: €7.2 million) of which €4.5 million (2003: €4.7 million) relates to audit services, €1.6 million (2003: €1.5 million to audit-related service and €0.3 million (2003: €1.0 million) to non-audit services.

The independence of our external auditor is required by the rules under provisions of our Policy on External Auditors Independence and Services. This policy stipulates among other things what services may not be provided and to what extent certain non-audit services may be provided by the external auditor. Other provisions require for example that the lead audit partner and review partner rotate from their position after a maximum period of five years. In the context of a pending court case against Béfèc (a predecessor of PricewaterhouseCoopers, France), the independence of our external auditors was discussed with the Audit Committee and the signing partners of our external auditors, PricewaterhouseCoopers, after which it was concluded that there are appropriate measures in place at the external auditor to safeguard their independence.

Financial Review of the Year 2004

Evaluation of risk control framework
As Executive Board of Buhrmann we are responsible for the design and operation of the Company's internal risk control systems.

Although the purpose of these systems is to enable risks to be optimally managed, such systems, no matter how well designed and operated, can never provide absolute assurance regarding achievement of our Company's objectives, or entirely prevent material losses, fraud and the violation of laws or regulations from occurring. Also, like with other business propositions, we need to apply our judgement in evaluating the cost-benefit relationship of possible controls and control procedures, while taking into account the developments in our business and the external environment.

During 2004, as part of our ongoing involvement in our Company, we have continuously analysed and assessed the performance, the control environment and risks to which our Company is exposed. We also reviewed the operating effectiveness of the internal control systems and have initiated improvements if and when deemed necessary.

Our operational and corporate senior management have carried out similar assessments and reported results to us in business reviews, letters-of-representations and ad hoc meetings if required. We have assessed their findings, in conjunction with the results of internal and external audits; it resulted in identifying a small number of cases where additional activities have been respectively are being carried out to further strengthen controls. No major issues were reported.

Considering Buhrmann's overall risk profile, and based on the activities described above and the assessments provided from these, to the best of our knowledge we believe that our internal risk control framework, at reasonable levels of assurance, is adequate and that its operation was effective during the 2004 financial year.

Outlook
Profitable sales growth remains our key priority. We are encouraged by the successes we achieved in 2004 in delivering value from our strategic initiatives. In addition we see continued, steady improvement in market conditions in North America. In Europe the positive effects of measures to enhance the performance of our office products activities are expected to bear fruit. Given the current trend in sales Corporate Express Australia is forecasting further growth in 2005. The Graphic Systems Division is entering a slow recovery phase evidenced by recent sales growth and an increased order book. All in all we are positive about prospects for further success in 2005.

Executive Board
Amsterdam, 22 February 2005

- In the second and third quarter the 12¼% Senior Subordinated Notes due in 2009 were repaid. The repayment was funded by issuing of new 8¼% Senior Subordinated Notes due in 2014, increasing the Term loans under the Senior Credit Facility and the use of available liquidity in the Company.
- The US dollar continued to weaken against the euro with the year end exchange rate 7% lower and the average exchange rate 9% lower compared to 2003.
- A number of exceptional items were reported effecting the net result with a loss of €14 million.

- In the first quarter an indemnity payment of €79 million was received resulting in an exceptional net profit of approximately €58 million.
- In the fourth quarter the divestment of the Paper Merchanting Division was completed leading to an exceptional loss after tax of €167 million and a net cash inflow of €637 million.
- In the fourth quarter the existing credit facility was replaced by a new credit facility and a Subordinated Convertible Bond.
- In the fourth quarter an impairment charge on goodwill for Office Products Europe of €53 million was recorded.
- The US dollar continued to weaken against the euro with the year end exchange rate 17% lower and the average exchange rate 16% lower compared to 2002.

From 2005 the Company will cease reporting under Dutch GAAP and change over to IFRS. For information purposes only an IFRS annex has been attached to the 2004 Annual Report.

Consolidated Statement of Income

in millions of euro

	Notes		2004		2003
Net sales	1		**5,539**		**8,053**
Cost of trade goods sold		-3,884		-5,933	
Other costs of sales		-179		-261	
Exceptional costs of sales		–		-5	
Total cost of trade goods sold			**-4,063**		**-6,199**
Added value	2		**1,476**		**1,854**
Labour costs	3	-889		-1,137	
Other operating costs	4	-292		-393	
Exceptional operating results	5	-5		56	
Depreciation of tangible fixed assets and software	6	-84		-104	
Amortisation of goodwill		-45		-52	
Impairment of goodwill	7	–		-53	
Total operating costs			**-1,315**		**-1,683**
Operating result	8		**161**		**171**
Net financing costs		-68		-161	
Exceptional financing costs		-35		-96	
Total financing costs	9		-103		-257
Result from operations before taxes			**58**		**-86**
Taxes on result from operations		13		-8	
Exceptional tax results		20		76	
Total taxes	11		33		68
Other financial results		–		1	
Exceptional other financial results		6		-103	
Total other financial results	10		6		-102
Minority interests		-17		-14	
Exceptional minority result		–		2	
Total minority interests	12		-17		-12
Net result from operations			**80**		**-132**
Extraordinary result (after tax)			–		–
Net result			**80**		**-132**
Net result per share basic and fully diluted* (in euro)	13		**0.32**		-1.23

* As fully diluted earnings per share are higher than basic earnings per share, fully diluted earnings per share are adjusted downwards to basic earnings per share.

Consolidated Balance Sheet before appropriation of result

in millions of euro

	Notes		31 December 2004		31 December 2003
Assets					
Fixed assets					
Intangible fixed assets	14	1,403		1,543	
Tangible fixed assets	15	190		208	
Financial fixed assets	16	384		421	
			1,977		**2,172**
Current assets					
Inventories of trade goods	17	422		423	
Trade receivables	18	731		736	
Other receivables	18	197		201	
Cash and deposits		154		145	
			1,504		**1,505**
Total assets			**3,481**		**3,677**
Equity and liabilities					
Group equity	21				
Shareholders' equity		1,419		1,436	
Minority interests		55		48	
			1,474		**1,484**
Provisions	22				
Pensions		16		18	
Deferred taxes	23	109		177	
Other		74		79	
			199		**274**
Long-term liabilities	24				
Subordinated loans		225		392	
Other loans		597		557	
			822		**949**
Current liabilities					
Loans		33		28	
Credit institutions		6		5	
Trade liabilities		663		644	
Other liabilities	25	284		293	
			986		**970**
Total equity and liabilities			**3,481**		**3,677**
Working capital	19		419		456
Capital employed	20		2,012		2,207
Interesting-bearing debt	26		707		836
Guarantee capital	27		1,699		1,876
Commitments not included in the balance sheet	28		451		524

Consolidated Cash Flow Statement

in millions of euro

		2004		2003
A Cash flow from operating activities				
Operating result	161		171	
Depreciation of tangible fixed assets and software	84		104	
Amortisation of goodwill	45		52	
Impairment of goodwill	–		53	
Operating result before depreciation of tangible fixed assets and software and amortisation and impairment of goodwill		**290**		380
Adjustments for				
Additions/(release) of provisions		**7**		**-**
(Increase)/decrease working capital				
(Increase)/decrease inventories	-17		1	
(Increase)/decrease trade receivables	-19		109	
Increase/(decrease) trade creditors	50		-43	
(Increase)/decrease other receivables and liabilities	22		14	
		36		81
Cash flow from operations		**333**		461
Other operational payments				
Interest paid	-62		-134	
Other financial income	–		18	
Profit taxes paid	-22		-22	
Payments charged to provisions (see Note 22)	-26		-51	
		-110		-189
Total A		**223**		**272**
B Cash flow from investing activities				
Net investments in tangible fixed assets and software	-59		-79	
Acquisitions	-6		-10	
Investments in financial fixed assets	-4		–	
Payments related to integration of acquisitions (see Note 22)	-3		-8	
Divestments including transaction expenses	-10		641	
Total B		**-82**		**544**
Available cash flow (A+B)		**141**		**816**
C Cash flow from financing activities				
Dividend payments (see Note 2 to the Company Balance Sheet)	-11		-9	
Payment to minority shareholders	-8		-7	
Paid financing fees and tender premiums	-39		-25	
Unwinding interest rate swaps	–		-40	
Net repayment of long-term debt	-69		-600	
Total C		**-127**		**-681**
D Net cash flow (A+B+C)		**14**		**135**
Net increase in liquid funds				
Liquid funds at year end				
Cash and deposits	154		145	
Short-term borrowings with credit institutions	-6		-5	
		148		140
Minus liquid funds at beginning year				
Cash and deposits	145		37	
Short-term borrowings with credit institutions	-5		-26	
Translation differences	-6		-6	
		134		5
D Increase (decrease) liquid funds		**14**		**135**

General

The accompanying Financial Statements are presented in euro and are based on the historical cost convention prepared in accordance with generally accepted accounting principles in the Netherlands ('Dutch GAAP') and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code. The accounting policies apply to the Financial Statements as a whole, which include the Consolidated Financial Statements that form part of it.

In accordance with article 402, Title 9, Book 2 of the Netherlands Civil Code, an abbreviated Company Income Statement is included.

As a general principle an asset is recognised in the balance sheet when it is probable that the future economic benefits will flow to the Company and the asset can be measured reliably. A liability is recognised in the balance sheet when it is probable that an outflow of resources will result from the settlement of a present obligation, and the amount at which the settlement will take place can be measured reliably. If the criteria for recognition are no longer met, the assets and liabilities are derecognised. Unless otherwise stated in the following Notes, assets and liabilities are shown at face value. Where necessary, the assets have been reduced to reflect permanent diminutions in value.

For 2004 Buhrmann's accounting policies and estimates did not change compared to the policies applied for 2003.

Consolidation policies

The Consolidated Financial Statements includes Buhrmann NV and the companies in which it can exert a controlling influence on the commercial and financial policy (Group companies). Group companies are fully consolidated. Companies in which Buhrmann can exert significant but not a controlling influence on the commercial and financial policy are not consolidated but are valued at net equity value according to Buhrmann's accounting policies (associated companies). All balances and transactions between Group companies have been eliminated in the consolidation. Minority interests in Group companies are included at net asset value based on Buhrmann's accounting policies. The minority interests in Group companies are disclosed separately in the Consolidated Statement of Income and in the Consolidated Balance Sheet.

In the consolidation assets and liabilities of Group companies who have a local currency other than the euro are translated into euros at the rates prevailing at the Balance Sheet date. Income statements of these companies are translated at the average rates for the reporting periods. The resulting translation differences are recorded directly in shareholders' equity. Translation differences, net of related taxation, arising from long-term loans to Group companies that have the nature of permanent investment, are recorded directly in shareholders' equity. Translation and exchange differences on loans extended by and swaps entered into with third parties which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are also recorded directly in shareholders' equity.

The results and cash flows of Group companies acquired or disposed of by the Group have been reflected from the date control is obtained or until the date control ceased. This also applies to the results of participations. From the date the control of a Group company or participation has ceased, the difference between the realisable value and the net asset value, including the book value of capitalised goodwill, is recorded in the income statement. When Group companies and participations are acquired, the difference between the acquisition price and the identified assets and liabilities measured at fair value is recorded as goodwill and is amortised over the expected economic life with a maximum of 40 years.

Use of estimates

The Consolidated Financial Statements include amounts that are based on management's best estimate and judgments particularly in the areas of intangible fixed assets, specifically for goodwill impairment, other receivables in respect of rebates from suppliers, provisions for restructuring and integration, provisions for legal proceedings, provisions for pensions, taxation in respect of deferred taxes and currency translation and exchange differences on loans and currency swaps. Estimates are mainly based on past experience and are evaluated on an ongoing basis. Actual results could differ from these estimates.

Presentation
The Consolidated Statement of Income is presented in an extended format that is more detailed than the models prescribed by the Guidelines for Annual Reporting applicable in the Netherlands. Figures are often presented before exceptional items and where applicable before amortisation and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

Buhrmann is subject to the reporting requirements for foreign registrants of the Securities and Exchange Commission (SEC) in the United States. Buhrmann files a Form 20-F annually with the SEC, which includes a reconciliation from Dutch GAAP to US GAAP of net result and Group equity. This reconciliation, including a brief explanation of the reconciling items, is included on page 103 in this report. Form 20-F for the year 2004 will be published at a later date than this Annual Report, but not later than 30 June 2005. Form 20-F is made available through Buhrmann's web site (www.buhrmann.com).

Starting 2004, in the Financial Statements prepayments for software are included in intangible fixed assets. Until 2004 these prepayments were included in the tangible fixed assets. This reclassification only effects tangible and intangible fixed assets (for 2004 €13 million and for 2003 €25 million). The comparable figures have been adjusted likewise.

Foreign currencies
Accounts receivable, cash and deposits and liabilities denominated in a currency other than the local currency are translated into the local currency at the rates prevailing on the Balance Sheet date, unless these are reflected in currency forward contracts. In such cases, va.uation takes place using a currency forward rate. The resulting translation differences are reflected in the Consolidated Statement of Income.

The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	**31 December 2004**	**Average 2004**	31 December 2003	Average 2003
AUD	1.7459	1.6891	1.6802	1.7384
CAD	1.6416	1.6169	1.6234	1.5821
GBP	0.7051	0.6785	0.7048	0.6918
USD	1.3621	1.2434	1.2630	1.1307

Consolidated Statement of Income
Net sales
Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax. Equipment sales (machines in the Graphic Systems Division) are recognised after installation. Sales of services are recognised in the period in which the services are rendered.

Cost of trade goods sold
Cost of trade goods sold represents the purchase price of trade goods sold, including duties, insurance and inbound transportation costs, and income from rebates and catalogues. Rebates received from suppliers are accrued into income based on volume and specific vendor programmes. Rebates received or accrued relating to unsold stock at Balance Sheet date are credited to inventories. Catalogue income (net of related costs) that is not volume related is included in income in the period for which the catalogue is in use.

Other cost of sales
Other costs of sales mainly comprise outbound, third-party delivery expenses as well as expenses relating to uncollectable accounts receivable, obsolete inventories and temporary personnel.

Research and development
Costs of research or similar activities are included in labour and other operating costs when incurred. Costs of development, mainly related to the development of software, are capitalised and after being put into use, amortised over the expected life of the asset.

Exceptional results
During the course of a year, certain events take place that may be viewed as part of a company's normal business operations. These events however, have unique characteristics that set them apart from the company's standard day-to-day operations. These events may be infrequent and of a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings, are large and impact the company's operations and cost structure significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations.

Other financial results
This caption includes:
- The proportional share in the results of associated companies determined in accordance with Buhrmann's accounting policies.
- Dividends received from other participations.
- Results on sale of participations (including divestments of Group companies).

Taxation

The amount of tax included in the Consolidated Statement of Income is based on pre-tax reported income and calculated at current local tax rates, taking into account permanent differences and the likelihood of realisation of deferred tax assets and liabilities.

Deferred tax assets and liabilities are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carry-forwards. Deferred taxes are stated at nominal value and are determined using the local tax rates at which the deferred taxes will likely be settled. Within tax groups, where the exercise periods permit and is legally enforceable, deferred tax assets and liabilities are netted. Resulting deferred tax assets are included in the Consolidated Balance Sheet under 'Financial fixed assets', insofar as realisation is more likely than not. The realisation is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under 'Provisions'.

No withholding taxes are provided for the undistributed earnings of foreign subsidiaries.

Consolidated Balance Sheet

Fixed assets

Buhrmann periodically evaluates the carrying value of fixed assets when events and circumstances require such a review. The carrying value of a fixed asset is considered impaired when the estimated accumulated discounted cash flow from such an asset is less than its carrying value. A loss is recognised based on the amount by which the carrying value exceeds the discounted cash flow value of the fixed asset. For this purpose the cash flows are discounted at a rate commensurate with the risk involved.

Intangible fixed assets

Goodwill paid after 31 December 1996 is recorded under this heading. The period of amortisation depends on the expected economic life of goodwill with a maximum of 40 years. At least annually a goodwill impairment test is performed. Under the impairment test, the fair value is calculated for the relevant entity carrying the goodwill based on discounted expected future cash flows. The fair value is compared to the book value of the entity, including allocated goodwill. In case the fair value is below the book value, the difference is charged to the income statement as an impairment.

Prior to 1 January 1997 goodwill was written off directly to shareholders' equity.

Costs of the development of software are capitalised and after being put into use, amortised over the expected life of the asset (between 3-5 years). Software is valued at purchase price less the relevant linear depreciation over its expected average economic life.

Tangible fixed assets

Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average economic life.

The depreciation rates are as follows:

Land	No depreciation
Buildings	3–7%
Plant and equipment	5–10%
Other fixed equipment	10–33%

Financial fixed assets

This caption includes:

- Participations, which consist of associated companies and other participations.
- Long-term receivables from participations.
- Costs related to long-term financing. These costs are capitalised and amortised based on repayment of the related loans.
- Deferred taxes insofar as they are long-term in nature (see Taxation).

Financial instruments

Carrying amounts of the Company's cash and deposits, participations, accounts receivable, accounts payable, other receivables, other liabilities and bank overdrafts approximate fair value due to their short-term maturities. Information about the fair value of the Company's long-term loans is included in Note 24.

Gains and losses on derivative financial instruments, including forward foreign exchange, currency and interest swaps, that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on derivative financial instruments not meeting the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swap agreeements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the Consolidated Statement of Income. Information about the estimated fair value of the Company's derivative financial instruments is included in Note 24. The estimated fair value of derivative financial instruments is determined using quoted market prices or market pricing models.

Inventories

Inventories of trade goods are valued at average historic cost, which includes the purchase price, net of volume-related rebates and cash discounts received from suppliers, duties, insurance and inbound transportation costs. Overhead costs are not included in historic cost. If the market value of trade goods is lower than the historic cost, valuation takes place at market value. A provision for obsolescence is recorded if deemed necessary.

Trade receivables

Trade receivables are stated at face value less a provision for uncollectability, if deemed necessary.

Other receivables

Other receivables are stated against the lower of face value or recoverable amount and includes amongst others:

- Rebates accrued.
- Catalogue income accrued.

Provisions

A provision is recognised when the Company has a present obligation to transfer economic benefits as a result of past events, it is probable that such a transfer will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount recognised is the best estimate of the cost required to settle the present obligation at the Balance Sheet date. A present obligation exists when the Company has little or no discretion to avoid incurring the expenditure.

The provision for pensions mainly relates unfunded defined benefit plans accrued at actuarial value. Most defined benefit plans are funded with plan assets segregated in separate trusts to which Buhrmann makes contributions. For these funded schemes a provision is only recorded if additional contributions are committed to meet minimum funding levels as defined by local law. The exact amount of the provision depends on the funding level and the specific financing arrangements.

The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

Consolidated Statement of Cash Flow

The Consolidated Cash Flow Statement is derived from the Statement of Income and other changes between the opening and closing balance sheets in local currencies (the indirect method), translated at average exchange rates. The changes in provisions include movements in provisions for trade receivables and inventories.

Cash flows resulting from exceptional items are accounted for by their nature as cash flows from operating, investing or financing activities.

Ratios (these include non-GAAP measures)

	2004	2003
Excluding exceptional results		
Results		
Added value before exceptional items	1,476	1,859
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill and exceptional items (EBITDAE)	295	329
Operating result before amortisation and impairment of goodwill and exceptional items (EBITAE)	211	225
Operating result before exceptional items (EBITE)	166	173
Net result from operations before amortisation, impairment of goodwill and exceptional results ('cash earnings')	139	43
Net result from operations before exceptional results	94	-9
Return on sales		
Added value as a percentage of net sales	26.7%	23.1%
EBITAE as a percentage of net sales	3.8%	2.8%
EBITE as a percentage of net sales	3.0%	2.1%
Profitability ('return on capital employed')		
Operating result excluding amortisation and impairment of goodwill and exceptional items as a percentage of average capital employed excluding goodwill	23.3%	14.8%
Operating result including amortisation and impairment of goodwill as a percentage of average capital employed including goodwill	7.1%	5.4%
Financing		
EBITDAE divided by net interest charges ('interest coverage ratio')	4.8	2.2
Interest-bearing debt divided by EBITDAE ('leverage ratio')	2.4	2.5
Including exceptional results		
Results		
Added value	1,476	1,854
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill (EBITDA)	290	380
Operating result before amortisation and impairment of goodwill (EBITA)	206	276
Operating result (EBIT)	161	171
Net result from operations before amortisation and impairment of goodwill ('cash earnings')	125	-27
Net result from operations	80	-132
Return on sales		
Added value as a percentage of net sales	26.7%	23.0%
EBITA as a percentage of net sales	3.7%	3.4%
EBIT as a percentage of net sales	2.9%	2.1%
Profitability ('return on capital employed')		
Operating result excluding amortisation and impairment of goodwill as a percentage of average capital employed excluding goodwill	23.7%	18.1%
Operating result including amortisation and impairment of goodwill as a percentage of average capital employed including goodwill	7.1%	5.4%
Financing		
EBITDA divided by net interest charges ('interest coverage ratio')	4.6	1.6
Interest-bearing debt divided by EBITDA ('leverage ratio')	2.4	2.2

Ratios (these include non-GAAP measures)

	2004	2003
Solvency		
Group equity as a percentage of total assets	42.3%	40.4%
Interest-bearing debt as a percentage of group equity ('gearing')	48.0%	56.3%
Basic figures per ordinary share in euro (see Note 13)		
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings' per share)	0.75	0.08
Net result including amortisation and impairment of goodwill and exceptional and extraordinary results	0.32	-1.23
Shareholders' equity	6.53	6.68
Fully diluted figures per ordinary share in euro (see Note 13)*		
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings' per share)	0.69	0.08
Net result including amortisation and impairment of goodwill and exceptional and extraordinary results	0.32	-1.23
Shareholders' equity	6.53	6.68
* A mathematical calculation of the fully diluted earnings per share would be as follows:		
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings' per share)	0.69	0.19
Net result including amortisation and impairment of goodwill and exceptional and extraordinary results	0.38	-0.76
Shareholders' equity	7.12	7.36

If fully diluted figures per share are mathematically higher than basic earnings per share due to the fact that the effect of the Preference Shares C dividend and potential conversion is anti-dilutive overall, fully diluted earnings and equity per share for accounting purposes are adjusted downwards to basic earnings per share.

in millions of euro, unless stated otherwise

1 Net sales

	2004	2003
Net sales per Division		
Office Products North America	3,628	3,939
Office Products Europe and Australia	1,500	1,479
Graphic Systems	411	369
Subtotal excluding Paper Merchanting	**5,539**	**5,787**
Paper Merchanting	–	2,266
Total Group	**5,539**	**8,053**

	2004	2003
Geographical breakdown of net sales		
United States	3,268	3,667
European Union*	1,460	3,545
Australia and New Zealand	589	496
Rest of the world	222	345
Total Group	**5,539**	**8,053**
* of which		
• The Netherlands	281	772
• Germany	321	701
• The United Kingdom	148	884

2 Added value

	2004	2003
Added value per Division		
Office Products North America	961	1,018
Office Products Europe and Australia	420	397
Graphic Systems	95	85
Subtotal excluding Paper Merchanting	**1,476**	**1,500**
Paper Merchanting	–	359
Added value before exceptional costs of sales	**1,476**	1,859
Exceptional costs of sales	–	-5
Total Group	**1,476**	**1,854**

In 2003 the timing of the recognition of catalogue income for the Office Products Australia Division has been brought fully in line with Buhrmann's accounting policy. This harmonisation has resulted in an exceptional charge of €5 million.

in millions of euro, unless stated otherwise

3 Labour costs

	2004	2003
Wages and salaries	-721	-919
Social security contributions	-114	-155
Pension schemes	-24	-35
Other labour costs	-30	-28
Total	**-889**	**-1,137**

The remuneration and loans of the members of the Executive Board and Supervisory Board are specified in the Remuneration Report as set out on pages 122 up to and including 127 in the Other Information section. The required disclosures to comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code start on page 124, section Remuneration of Executive Board and Supervisory Board 2004, and end on page 127.

	2004	2003
Number of employees at year end	**17,618**	**17,832**
Average number of employees		
Number of employees per Division		
Office Products North America	10,551	11,463
Office Products Europe and Australia	5,940	5,947
Graphic Systems	1,067	1,132
Holdings	70	72
Subtotal excluding Paper Merchanting	**17,628**	**18,614**
Paper Merchanting	–	4,453
Total Group	**17,628**	**23,067**
Geographical breakdown of average number of employees		
United States	9,505	10,711
European Union*	5,066	9,142
Australia and New Zealand	2,089	1,793
Rest of the world	968	1,421
Total Group	**17,628**	**23,607**
* of which		
• The Netherlands	1,050	2,039
• Germany	1,444	2,217
• The United Kingdom	539	1,852

4 Other operating costs

	2004	2003
Rent and maintenance costs	-92	-121
General management costs	-136	-177
Other operating costs	-64	-95
Total	**-292**	**-393**

Costs of research were insignificant in the years 2004 and 2003.

in millions of euro, unless stated otherwise

5 Exceptional operating results

	2004	2003
Indemnity payments received	–	58
Other	-5	-2
Total	**-5**	**56**

Indemnity payments:
Buhrmann was involved in an arbitration case initiated in 1994 against the French company Ipfo Bail S.A. (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares in the capital of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of that company in the closing Balance Sheet at the time of the acquisition. In 2003 an indemnity payment of €79 million was awarded to Buhrmann as the outcome of this arbitration case. After deduction of costs, this resulted in an exceptional operating profit of €58 million.

Other:
In 2004, exceptional operating results consisted of a provision of €5 million for restructuring activities in Office Products Europe (primarily reorganisation copier activities in Germany and rightsizing of the Benelux Office Products business).

In 2003 the exceptional loss of €2 million is the result of a reassessment of the 2002 restructuring charge for lease commitments of vacant properties in the Office Products North America Division (€6 million), additional restructuring charges in the Office Products Europe Division (€3 million) and the Graphic Systems Division (€1 million). These charges were partly offset by a reassessment of restructuring commitments for the Paper Merchanting Division related to revised numbers of redundancies and a continuation of property usage which were included in the 2002 restructuring charge (€8 million).

6 Depreciation of tangible fixed assets and software

	2004	2003
Depreciation per Division		
Office Products North America	-60	-63
Office Products Europe and Australia	-20	-20
Graphic Systems	-4	-4
Holdings	–	–
Subtotal excluding Paper Merchanting	**-84**	**-87**
Paper Merchanting	–	-17
Total Group	**-84**	**-104**
Geographical breakdown of depreciation		
United States	-58	-61
European Union*	-19	-36
Australia and New Zealand	-5	-4
Rest of the world	-2	-3
Total Group	**-84**	**-104**
* of which		
• The Netherlands	-5	-11
• Germany	-4	-8
• The United Kingdom	-3	-7

in millions of euro, unless stated otherwise

6 Depreciation of tangible fixed assets and software continued

	2004	2003
Net investments in tangible fixed assets and software		
Investments per Division		
Office Products North America	44	40
Office Products Europe and Australia	11	22
Graphic Systems	4	6
Holdings	–	–
Subtotal excluding Paper Merchanting	**59**	**68**
Paper Merchanting	–	11
Total Group	**59**	**79**
Geographical breakdown of investments		
United States	42	38
European Union*	10	31
Australia and New Zealand	5	7
Rest of the world	2	3
Total Group	**59**	**79**
* of which		
• The Netherlands	3	13
• Germany	1	2
• The United Kingdom	1	5

7 Impairment of goodwill

	2004	2003
Impairment of goodwill	**–**	**-53**

At least annually a goodwill impairment test is performed to determine whether a write-off for permanent diminution in value needs to be recorded.

In 2004 it was established that no write-off was required. For 2003 an organic decline of sales leading to a reduced level of profitability for our Office Products Europe Division primarily caused an impairment of goodwill for the Division of €53 million.

in millions of euro, unless stated otherwise

	2004	2003
Operating result before amortisation of goodwill and exceptional results per Division (EBITAE)		
Office Products North America	171	159
Office Products Europe and Australia	58	45
Graphic Systems	1	-12
Holdings	-18	-16
Subtotal excluding Paper Merchanting	**211**	**176**
Paper Merchanting	–	49
EBITAE Total Group	**211**	**225**
Amortisation of goodwill	-45	-52
EBITE Total Group	**166**	**173**
Exceptional results	-5	51
Impairment of goodwill	–	-53
Operating result after amortisation and impairment of goodwill (EBIT)	**161**	**171**
Operating result (EBIT) per Division		
Office Products North America	138	115
Office Products Europe and Australia	47	-23
Graphic Systems	–	-13
Holdings	-24	37
Subtotal excluding Paper Merchanting	**161**	**116**
Paper Merchanting	–	55
Total Group	**161**	**171**
Geographical breakdown of operating result (EBIT)		
United States	116	96
European Union*	-18	24
Australia and New Zealand	48	31
Rest of the world	15	20
Total	**161**	**171**
* of which		
• The Netherlands (including the Holdings)	-14	–
• Germany	-10	-10
• The United Kingdom	–	22

in millions of euro, unless stated otherwise

9 Total financing costs

	2004	2003
Interest charges	-65	-144
Foreign exchange differences	2	-3
Amortisation of capitalised financing costs	-5	-14
Total before exceptional results	**-68**	**-161**

In connection with the refinancing in 2004, a total amount of €31 million, before tax, was recorded as exceptional financing costs. Of this:

- €27 million was paid as premium to the holders of the 12¼ Senior Subordinated Notes.
- €4 million related to the (non-cash) write-off of capitalised financing fees.

Also, an exceptional financing cost of €4 million was recorded for historical financing results on the pensions of our US Forms Management business.

As a result of the redemption of the high yield bond in 2004 and the sale of the Paper Merchanting Division in 2003 and the subsequent early redemption of debt and the refinancing carried out in the fourth quarter of 2003, the following exceptional financing results were recorded:

	2004	2003
Exceptional financing costs		
Impairment capitalised financing fees	-4	-53
Tender premium	-27	–
Financing results pensions	-4	–
Refinancing-related advisory fees	–	-5
Exchange rate differences	–	2
Costs unwinding interest rate swaps (IRS)	–	-40
Total exceptional financing results	**-35**	**-96**
Total financing costs	**-103**	**-257**

10 Total other financial results

	2004	2003
Other financial results	–	1
Exceptional other financial results	6	-103

Exceptional other financial results in 2004 include an income from the (partial) release of contractual provisions related to former divestments such as the Paper Merchanting Division, as well as write-offs of some minor investments.

The divestment of the Paper Merchanting Division in 2003 resulted in exceptional other financial results of €112 million. The sale of DocVision in the second quarter of 2003 resulted in a book profit of €7 million. €2 million profit was the result of a release of provisions related to former divestments which were no longer needed.

11 Total taxes

Buhrmann's international operations are subject to profit taxes of different jurisdictions with varying statutory tax rates. Buhrmann's effective tax rate on result from operations was negative 8.9% in 2004, compared to 12.5% in 2003. The effective tax rate is determined based on the ratio of 'taxes on result from operations' to the amount of 'result from operations before amortisation, impairment of goodwill and exceptional results'. For reporting purposes, total tax as per the Statement of Income has been allocated between the Netherlands and abroad.

The tax benefit, reported as part of the result of operations, is mainly due to a release of €8 million of tax provisions, following finalisation of tax audits and the acknowledgement of additional deferred tax assets in among others our Belgium business.

The exceptional tax benefits in 2004 includes an exceptional benefit of €14 million related primarily to the refinancing of the 12¼% Senior Subordinated Notes. In addition, we recorded a €6 million tax benefit on the fiscal finalisation of the divestment of the Paper Merchanting Division.

In 2003 exceptional (non-cash) tax benefits of €76 million were recorded. Following the receipt of the aforementioned indemnity payment, a tax benefit of €30 million was acknowledged resulting from the release of a valuation allowance regarding the former Information Systems Division (France). The transaction structure for the sale of the Paper Merchanting Division and the subsequent debt reduction resulted in an €8 million tax benefit. The refinancing of Buhrmann led to a further impairment of capitalised financing fees resulting in the acknowledging of a tax asset of €11 million. Improved outlook on future taxable results triggered the release of a valuation allowance of €15 million. Tax provisions related to the acquisitions of both Corporate Express in 1999 and USOP in 2001 were released to an amount of €10 million.

in millions of euro, unless stated otherwise

The split of result before amortisation and impairment of goodwill and exceptional results is as follows:

		2004		2003
Result from operations before taxes		58		-86
Exceptional costs of sales	–		5	
Exceptional operating result	5		-56	
Amortisation of goodwill	45		52	
Impairment of goodwill	–		53	
Exceptional financing costs	35		96	
Total add-back		85		150
Taxable result before amortisation and impairment of goodwill and exceptional results		**143**		**64**
Ordinary operations				
The Netherlands	50		57	
Foreign	93		7	
		143		64
Exceptional results				
The Netherlands	-2		38	
Foreign	-38		-83	
		-40		-45
Total result before amortisation and impairment of goodwill and taxes		**103**		**19**

The allocation of taxes as per Consolidated Statement of Income is as follows:

		2004		2003
Ordinary operations				
The Netherlands	29		-14	
Foreign	-16		6	
		13		-8
Exceptional results				
The Netherlands	–		22	
Foreign	20		54	
		20		76
Total taxes		**33**		**68**

A reconciliation from the Dutch statutory tax rate to Buhrmann's weighted average statutory tax rate and effective tax rate is as follows:

	2004	2003
Statutory rate in the Netherlands	34.5%	34.5%
Tax rate differential resulting from geographical mix	-3.9%	-6.6%
Weighted average statutory tax rate	-30.6%	27.9%
Changes in deferred tax assets and allowances	-24.8%	-3.6%
Other (including exempt income, non-deductible expenses and incentives)	-14.7%	-11.8%
Effective tax rate	**-8.9%**	**12.5%**

In a number of countries, respectively tax units specific tax loss carry-forwards (€150 million) are kept which have not been valued, often due to the specific circumstances under which they can be utilised.

12 Total minority interests

Minority interest reflects mainly the 48.5% third parties' shareholding in our Office Products Division in Australia.

13 Earnings per share

Basic earnings per share are calculated by dividing result after deduction of dividend on preference shares by the weighted average number of ordinary shares outstanding for the periods under review.

Dividends paid to holders of Preference Shares A and C of €37 million and €33 million in 2004 and 2003, respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the average exercise price during the financial year. The calculation of basic and fully diluted earnings per ordinary share is as follows (in millions of euro, except per share data):

		2004	2003
Calculation basic earnings per share			
Net result		80	-132
Less: dividends on Preference Shares A and C		-37	-33
Net result after deduction of dividend on preference shares	**C**	43	-165
Exceptional results		14	70
Extraordinary results		–	–
Net result before exceptional and extraordinary results after deduction of dividend on preference shares	**B**	57	-95
Amortisation and impairment of goodwill		45	105
Net result before exceptional and extraordinary results, before amortisation and impairment of goodwill after deduction of dividend on preference shares	**A**	103	10
Weighted average number of ordinary shares outstanding (in thousands)		137,059	134,653
Basic earnings per share			
Net result before exceptional and extraordinary results, amortisation and impairment of goodwill	**A**	0.75	0.08
Net result before exceptional and extraordinary results after amortisation and impairment of goodwill	**B**	0.42	-0.70
Net result including exceptional and extraordinary results, amortisation and impairment of goodwill	**C**	0.32	-1.23

13 Earnings per share continued

		2004	2003
Calculation fully diluted earnings per share			
Net result		80	-132
Add-back: interest Convertible Bonds		2	2
Less: dividends on Preference Shares A		-11	-11
Net result after deduction of dividend on preference shares after assuming dilution	C	71	-141
Exceptional results		14	70
Extraordinary results		–	–
Net result before exceptional and extraordinary results after deduction of dividend on preference shares after assuming dilution	B	85	-71
Amortisation and impairment of goodwill		45	105
Net result before exceptional and extraordinary results, amortisation and impairment of goodwill after deduction of dividend on preference shares after assuming dilution	A	130	34
Calculation weighted average number of ordinary shares outstanding on fully diluted basis (in thousands):			
Weighted average number of ordinary shares outstanding		137,059	134,653
Conversion of bonds		13,669	13,669
Conversion of Preference Shares C		37,868	35,658
Exercise of option rights		854	651
		189,450	184,630
Fully diluted earnings per share*			
Net result before exceptional and extraordinary results, amortisation and impairment of goodwill	A	0.69	0.08
Net result before exceptional and extraordinary results after amortisation and impairment of goodwill	B	0.42	-0.70
Net result including exceptional and extraordinary results, amortisation and impairment of goodwill	C	0.32	-1.23

* A mathematical calculation of the fully diluted earnings per share would be as follows:

	2004	2003
A Net result before exceptional and extraordinary results and amortisation and impairment of goodwill	0.69	0.19
B Net result before exceptional and extraordinary results after amortisation and impairment of goodwill	0.45	-0.38
C Net result including exceptional and extraordinary results, amortisation and impairment of goodwill	0.38	-0.76

When fully diluted earnings per share figures are higher than basic earnings per share, fully diluted earnings per share are adjusted downwards to basic earnings per share.

Subordinated Convertible Bond
A seven-year Subordinated Convertible Bond loan with listing at the Euronext Exchange in Amsterdam was issued in 2003 for the amount of €114,819,000, with a coupon of 2%. The bonds are convertible in Buhrmann ordinary shares at a conversion price of €8.40 per share, resulting in 13,669 (in thousands) ordinary shares.

Preference Shares C
The dilution resulting from conversion of the Preference Shares C is calculated on the basis of the statutory conversion price taking into account the dividend on these shares over the last book year. The conversion price amounted to €11.8968 at the end of 2004 (2003 €11.9318). The number of ordinary shares to be issued from conversion is calculated by dividing the paid-in value of US$10,000 per share by the conversion price on the basis of the fixed exchange rate € = US$1.02547. At year end 2004, 43,628 Preference Shares C (2003 year end 41,396) were outstanding entitled to a dividend of 2,568 new Preference Shares C or a cash dividend of 6%. In 2005 the Company announced to pay the cash dividend for an amount of €21 million (US$26 million).

Option rights
The calculation is based on the assumption that the proceeds resulting from the exercise of options are used to acquire shares on the stock market. In case the market price is higher than the exercise price, dilution occurs. In case the exercise price is higher than the market price, no dilution occurs. For 2004 year end the following calculation was made:

Options in the money: options granted per 2004 at an average exercise price of	EUR	2.87	A
Average market price ordinary share Buhrmann in 2004	EUR	7.24	B
Number of options outstanding at year end 2004		1,414,700	C
Theoretical proceeds from exercise of options	EUR	4,063,578	D=CxA
Theoretical purchase treasury stock at average market price		561,139	E=D/B
Theoretical increase in outstanding shares		853,561	F=C-E

in millions of euro, unless stated otherwise

14 Intangible fixed assets

The changes in intangible fixed assets are as follows:

	Total	Goodwill	Software	Prepayments Software
Balance as of 31 December 2003				
Cost	2,484	2,137	322	25
Accumulated amortisation	-442	-238	-204	–
Accumulated impairment	-499	-499	–	–
Book value	**1,543**	**1,400**	**118**	**25**
Net investment	37	6	31	-
Put in to use	–	–	11	-11
Amortisation	-91	-45	-46	–
Translation differences	-86	-79	-6	-1
Total changes	-140	-118	-10	-12
Balance as of 31 December 2004				
Cost	2,315	2,027	275	13
Accumulated amortisation	-436	-269	-167	–
Accumulated impairment	-476	-476	–	–
Book value	**1,403**	**1,282**	**108**	**13**

The goodwill paid for companies acquired is (generally) amortised over a period of 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realised. This is based on the following characteristics of the business:

- The high barrier to entry for acquiring a major position in the relevant markets. This is explained by a combination of high customer loyalty, the extensiveness of the distribution network, relatively complex information technology required and the substantial benefits of scale in purchasing.
- The relatively low investment required to subsequently maintain established market positions.
- The large number of suppliers and customers, none of whom individually has a major impact on the relevant entity (cash generating units).

At least annually a goodwill impairment test is performed to determine whether a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated based on discounted future cash flows, which is compared to the net assets, including goodwill of the cash generating unit.

For 2004 the calculated fair value was in excess of the book value.

15 Tangible fixed assets

The changes in tangible fixed assets are as follows:

	Total	Land and buildings	Machinery and equipment	Other equipment
Balance as of 31 December 2003				
Cost	476	173	189	114
Accumulated depreciation	-268	-66	-119	-83
Book value	**208**	**107**	**70**	**31**
Net investments	28	5	14	9
Depreciation	-38	-9	-17	-12
Reclassification	–	1	-1	–
Translation differences	-8	-5	-2	-1
Total changes	**-18**	**-8**	**-6**	**-4**
Balance as of 31 December 2004				
Cost	452	168	180	104
Accumulated depreciation	-262	-69	-116	-77
Book value	**190**	**99**	**64**	**27**

in millions of euro, unless stated otherwise

16 Financial fixed assets

The changes in financial fixed assets are as follows:

	Total	Participations	Financial receivables	Capitalised financing fees	Deferred taxes
Book value 31 December 2003	421	6	19	30	366
Result from participations and other financial results	-5	-1	-4	–	–
Investments/capitalised costs	11	–	4	7	–
Transfers deferred tax liabilities	-33	–	–	–	-33
Transfer short-term	1	–	–	–	1
Amortisation of financing fees	-5	–	–	-5	–
Impairment of financing fees	-4	–	–	-4	–
Addition in benefit of result	26	–	–	–	26
Translation differences	-28	–	-1	-2	-25
Book value 31 December 2004	**384**	**5**	**18**	**26**	**335**

Financial receivables mainly relate to various claims and receivables resulting from acquisitions and divestments with a long-term nature.

Financing fees are the capitalised costs related to the issuance and contractual efforts for the various components of the debt. The capitalised financing fees are amortised over the duration of the related debt instrument.

Deferred tax assets are detailed in Note 23 hereafter.

17 Inventories of trade goods

	31 December 2004	31 December 2003
Inventories of trade goods	422	423

Inventories are net of rebates and a provision for obsolescence. The changes in this provision are as follows:

	31 December 2004	31 December 2003
Balance at beginning of year	41	51
Changes in consolidation	–	-7
Utilisation/release	-13	-12
Charges to Statement of Income	10	10
Translation differences	-1	-1
Balance at year end	**37**	**41**

18 Receivables

		31 December 2004		31 December 2003
Trade receivables		731		736
Other receivables				
Accrued income	112		126	
Other prepayments and accruals	63		57	
Financial receivables and accruals	22		18	
		197		201
Total receivables		**928**		**937**

Of the total receivables of €928 million, an amount of €5 million will mature after more than one year (2003: €1 million).

As per 31 December 2004, trade receivables of €239 million were pledged under the trade receivables securitisation programme (2003: €248 million). These receivables and related borrowings are included in the Consolidated Balance Sheet.

in millions of euro, unless stated otherwise

18 Receivables continued

Trade receivables are net of a provision for uncollectability. The changes in this provision were as follows:

	2004	2003
Balance at beginning of year	30	51
Consolidation/deconsolidation	–	-19
Utilisation/release	-8	-9
Charges to Statement of Income	1	10
Translation differences	–	-3
Balance at year end	**23**	**30**

Accrued income consists mainly of accrued vendor rebates and catalogue income.

Other prepayments and accruals include among others prepayments for labour costs and operating costs (such as rent and insurance premiums).

Financial receivables and accruals relate to accruals for interest and profit tax.

19 Working capital

	31 December 2004	31 December 2003
Inventory	422	423
Trade receivables	731	736
Accrued income	112	126
Other prepayments and accruals	63	57
Trade liabilities	-663	-644
Other payables and accruals	-246	-243
Total	**419**	**456**

20 Capital employed

	31 December 2004	31 December 2003
Tangible fixed assets	190	208
Software, including prepayment	121	143
Working capital	419	456
Capital employed before goodwill	730	807
Goodwill	1,282	1,400
Total capital employed including goodwill	**2,012**	**2,207**
Capital employed before goodwill per Division		
Office Products North America	505	553
Office Products Europe and Australia	149	162
Graphic Systems	85	108
Holdings	-9	-16
Subtotal excluding Paper Merchanting	**730**	**807**
Paper Merchanting	–	–
Total Group	**730**	**807**
Geographical breakdown of capital employed before goodwill		
United States	455	508
European Union*	180	220
Australia and New Zealand	54	42
Rest of the world	41	37
Total	**730**	**807**
* of which		
• The Netherlands	19	31
• Germany	26	43
• The United Kingdom	10	9

	31 December 2004	31 December 2003
Total assets		
Total assets per Division		
Office Products North America	2,356	2,494
Office Products Europe and Australia	613	619
Graphic Systems	211	219
Holdings	301	345
Subtotal excluding Paper Merchanting	**3,481**	**3,677**
Paper Merchanting	–	–
Total Group	**3,481**	**3,677**
Geographical breakdown of total assets		
United States	2,235	2,421
European Union*	779	800
Australia and New Zealand	379	375
Rest of the world	88	81
Total	**3,481**	**3,677**
* of which		
• The Netherlands	98	153
• Germany	69	80
• The United Kingdom	45	39
Total liabilities		
Total liabilities per Division		
Office Products North America	693	597
Office Products Europe and Australia	275	266
Graphic Systems	114	113
Holdings	925	1,217
Subtotal excluding Paper Merchanting	**2,007**	**2,193**
Paper Merchanting	–	–
Total Group	**2,007**	**2,193**
Geographical breakdown of total liabilities		
United States	1,295	1,444
European Union*	599	640
Australia and New Zealand	87	87
Rest of the world	26	22
Total	**2,007**	**2,193**
* of which		
• The Netherlands (including the Holdings)	288	314
• Germany	55	46
• The United Kingdom	43	42

in millions of euro, unless stated otherwise

21 Group equity

The changes in 2003 and 2004 in Group equity are as follows:

	Total	Shareholders' equity	Minority interests
Position at 31 December 2002	1,811	1,770	41
Dividend ordinary shares for 2002	-4	-4	–
Share issue	6	6	–
Result 2003	-132	-132	–
Accrual dividend Preference Shares A for 2003	-11	-11	–
Consolidation/deconsolidation	-2	–	-2
Dividend payment third parties	-7	–	-7
Minority share	12	–	12
Translation differences (net of taxes)	-189	-193	4
Position at 31 December 2003	**1,484**	**1,436**	**48**
Dividend ordinary shares for 2003	-4	-4	–
Share issue	5	5	–
Result 2004	80	80	–
Accrual dividend Preference Shares A for 2004	-11	-11	–
Dividend payment third parties	-8	–	-8
Minority share	17	–	17
Translation differences (net of taxes)	-89	-87	-2
Position at 31 December 2004	**1,474**	**1,419**	**55**

For further details of the changes in shareholders' equity, see the Notes on the Company Balance Sheet (page 107). Minority interest mainly relates to the 48.5% share of third parties in Corporate Express Australia Ltd. These shares are publicly traded on the Australian Stock Exchange.

22 Provisions

The changes in provisions are as follows:

				Other provisions	
	Total	Deferred taxes	Pensions	Integration and restructuring	Other
Position at 31 December 2003					
- Long-term	**274**	**177**	**18**	**11**	**68**
- Short-term	52	–	–	31	21
Total provision	326	177	18	42	89
Payments	-40	–	-3	-29	-8
Additions charged to result	18	–	2	8	8
Releases to result	-40	-29	–	–	-11
Transfer deferred tax assets	-33	-33	–	–	–
Translation differences	-7	-6	–	–	-1
Total changes	**-103**	**-68**	**-1**	**-21**	**-13**
Position at 31 December 2004					
- Long-term	**199**	**109**	**16**	**12**	**62**
- Short-term	24	–	1	9	14
Total provision	223	109	17	21	76

Deferred taxes are detailed in Note 23 hereafter.

The balance at 31 December for the long-term part of the provisions reflects amounts payable after more than one year. Amounts payable within one year are recorded as current liabilities.

The provision for pensions at 31 December 2004 and 2003 primarily relates to obligations regarding uninsured defined benefit plans most notably in the Netherlands and the United Kingdom. For these countries the defined benefit plans are insured in separate trusts (pension funds). Premiums and other contributions paid to these funds are included in labour costs. In case these (non-consolidated) funds require additional contributions due to local statutory minimum funding requirements, a provision is recorded.

22 Provisions continued

Provisions for integration and restructuring mainly relate to the cost saving restructuring measures in the office products operations in North America and Europe. During 2004, €17 million was spent. The additions amounted to €8 million and related mainly to restructuring activities and vacant properties in the Office Products Europe Division.

Other provisions include primarily warranties regarding product liability, provisions for indemnifications with respect of divestments and various other contractual risks.

23 Deferred taxes

The components of deferred tax assets and deferred tax liabilities are as follows:

	2004	2003
Loss carry-forwards	1,108	1,078
Deferred tax assets		
Tax loss carry-forwards	424	420
Temporary differences	63	57
Nominal deferred tax asset	487	477
Valuation allowances	-152	-111
Deferred tax asset (under Financial fixed assets)	**335**	**366**
Deferred tax liabilities		
Fixed assets	-73	-115
Other	-36	-62
Deferred liabilities (under Provisions)	**-109**	**-177**

Buhrmann has operating loss carry-forwards at 31 December 2004 of approximately €1,108 million. Expiration is as follows (in millions of euro):

2005 to 2018	138
2019 to 2022	214
Beyond 2022 and unlimited	756
	1,108

24 Long-term liabilities

	Total	**31 December 2004 > 5 years**	Total	31 December 2003 > 5 years
Subordinated loans				
Convertible Bond	115	115	115	115
High Yield Bond	110	110	277	277
	225	**225**	**392**	**392**
Other loans				
Term Loans A	96	–	112	27
Term Loans B	–	–	347	333
Term Loans C	413	396	–	–
Revolver	–	–	–	–
Securitised Notes	74	–	79	–
Other	14	–	19	3
	597	**396**	**557**	**363**
	822	**621**	**949**	**755**

in millions of euro, unless stated otherwise

24 Long-term liabilities continued

High Yield Bond

A ten-year Subordinated Bond Loan was issued in 2004 for the amount of US$150 million, with a coupon of 8¼%, payable semi-annually. This loan must be redeemed on 1 July 2014.

At any time before 1 July 2007 Buhrmann can choose to redeem up to 35% of this loan at a redemption price of 108.25% of the principal amount, with proceeds raised in one or more equity offerings made by Buhrmann, as long as certain conditions are met. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par (starting per 1 July 2009 at 104.125%, decreasing annually). The market value of the High Yield Bond at 31 December 2004 amounted to US$152 (€112 million).

In July 2004, Buhrmann made a successful tender offer for its US$350 million 12¼% Subordinated Bond Loan which was issued in 1999 (2009 Notes). A premium of €27 million was paid to holders who tendered their bonds. The bonds that were not tendered were early redeemed in November 2004 at contractual rates.

Convertible Bond

A seven-year Subordinated Convertible Bond Loan with listing at the Amsterdam Stock Exchange was issued in 2003 for the amount of €115 million, with a coupon of 2% payable annually on 18 June. The bonds are convertible in Buhrmann ordinary shares at conversion price of €8.40 per share. This loan must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the loan after 9 July 2008 if the official closing price of Buhrmann's ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days. The Convertible Bonds were issued at par. The market value of the Convertible Bond at 31 December 2004 amounted to €125 million.

Senior Secured Credit Facility (Term Loans A, B, C and Revolver)

The Senior Secured Credit Facility was arranged in 2003 and funded on 31 December 2003. The facility consisted of 'Term Loans A' of €120 million, and 'Term Loans B' with tranches of €50 million and US$380 million plus a working capital facility of €255 million (Revolver). The collateral security provided for the Senior Secured Credit Facility is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. The interest rate margins vary with the leverage ratio (pricing grid). The initial margins are for both the working capital facility and the 'Term Loans A' 2.50% and for the 'Term Loans B' 2.75%. The working capital facility carries a 0.75% charge for the undrawn balance. The documentation of the credit facility allows for an increase in the working capital facility as well as increases in term loans subject to meeting certain conditions such as a maximum leverage ratio. This might allow the Company to raise funding for refinancing other components of the capital structure.

In July 2004, the Term Loans B were converted into Term Loans C. At the same time, the Term Loans C were increased by US$125 million and the margin was decreased with 0.25%. Currently the Senior Credit Facility consists of a Term Loan A of €112 million, Term Loans C with tranches of €50 million and US$500 million and the Revolver of €255 million. Per 31 December 2004 the applicable margins were 2.25% and 2.50% for Term Loans A and C respectively.

The market value of the Senior Secured Credit Facility is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent.

The Senior Secured Credit Facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific minimum or maximum financial ratios ('covenants') must be met such as:

Interest coverage ratio:	EBITDA/interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/fixed charges
Leverage ratio:	Indebtedness/EBITDA

The definitions of certain accounting numbers for covenant calculation purposes (e.g. EBITDA, exceptional items, indebtedness) may differ from figures as published in these Financial Statements due to specific contractual arrangements. Also, profit and loss items for use in covenants are calculated on a rolling 12-monthly basis. More detailed information on the covenant levels is available on the web site of Buhrmann. The actual covenant ratios at 31 December 2004 comply with the threshold ratios as per loan covenants.

Short- and Medium-term Securitised Notes

Funds are raised by pledging trade receivables from certain Buhrmann entities in the Netherlands and the US as security for short-term and medium-term borrowings in the form of Short-term Notes and, starting in 2002, also in the form of Medium-term Notes. At year end 2004 €239 million of trade receivables were pledged (see also Note 18 on Receivables). The average interest margin, including issuers cost, is approximately 0.5% over LIBOR.

Short-term Notes are issued in euro and US dollar, reflecting the currency of the pledged receivables. The amount of Short-term Notes outstanding fluctuates with liquidity requirements and the advance rate calculated under the programme. No Short-term Notes were outstanding during 2004. To ensure availability of refinancing for the notes, a back-up liquidity facility has been arranged.

The market value of these notes, due to the nature of the programme, approximates their book value.

in millions of euro, unless stated otherwise

24 Long-term liabilities continued

Breakdown of long-term debt by currency

	31 December 2004	31 December 2003
As issued		
EUR	265	280
USD	555	666
Other	2	3
	822	**949**
After hedging with forward exchange and currency swaps		
EUR	107	225
USD	664	693
Other currencies	51	31
	822	**949**

Buhrmann aims to incur its debt by currency after hedges approximately in proportion to the forecasted split of EBITAE over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Buhrmann's forward foreign exchange and currency swap contracts at 31 December 2004

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Market value
Buy EUR/sell SEK	<1 year	8.98	39	0
Buy EUR/sell USD	<1 year	1.36	109	0
Buy EUR/sell GBP	<1 year	0.71	10	0
			158	0

The total market value of the forward foreign exchange and currency swap contracts at 31 December 2004 was less than €1 million (2003: less than €1 million).

Breakdown of long-term debt by interest profile

			31 December 2004	
	Fixed	%	Floating	%
Bond loans	225	28%	0	-
Private loans and bank overdrafts	2	0%	595	72%
	227	28%	595	72%
Interest swaps > 1 year	294		-294	
Total 822 of which:	**521**	**63%**	**301**	**37%**

Buhrmann aims to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy.

Buhrmann's Interest Rate Swap (IRS) contracts at 31 December 2004

	Maturity	Notional amount	Average interest rate in %	Fair value
IRS in USD; Buhrmann pays fixed and receives three-month LIBOR:				
	<1 year	128	2.33%	0
	<2 years	37	2.74%	0
	<3 years	128	4.27%	-2
	<5 years	128	4.27%	-3
	Total	**422**	**3.68%**	**-5**

The total market value at 31 December 2004 of the interest rate swap contracts was €5 million negative (2003: €10 million negative).

The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the Balance Sheet date, and is included in the tables above.

in millions of euro, unless stated otherwise

Effective interest rate

The average blended effective interest rate, including margin, was 6.8% in 2004 and 9.1% in 2003.

Repayment schedule for long-term debt

	Year	Term Loans A	Term Loans C	Other	Total redemption
Short-term	2005	16	4	19	39
Long-term	2006	16	4	12	32
	2007	26	4	74	104
	2008	26	4	–	31
	2009	27	4	2	34
	2010	–	396	115	511
	2011	–	–	110	110
Total long-term		**96**	**413**	**312**	**822**

The instalments in 2005 of €20 million for both Term Loans A and C fall due in March, June, September and December. Other includes the High Yield Bond, Revolver and Medium-term Securitised Notes. There were no Short-term Securitised Notes outstanding at 31 December 2004. The average remaining term of long-term debt is approximately 5.7 years.

25 Other liabilities

	31 December 2004	31 December 2003
Taxes and social security contributions	57	59
Advance payments on orders	16	10
Short-term provisions	15	21
Accrued liabilities	158	153
Other payables and accruals	**246**	**243**
Short-term provisions acquisition and restructuring related (see Note 20)	9	31
Financial payables and accruals	18	8
Dividend Preference Shares A	11	11
Total	**284**	**293**

Accrued liabilities consist mainly of accrued rent and labour costs such as overtime wage and salary, bonuses, social security and vacation benefits.

26 Interest-bearing debt

	31 December 2004	31 December 2003
Long-term liabilities		
• Subordinated Convertible Bonds	115	115
• Subordinated High Yield Bonds	110	277
• Other loans	597	557
Current liabilities		
• Loans	33	28
• Credit institutions	6	5
Cash and deposits	-154	-145
Total	**707**	**836**

in millions of euro, unless stated otherwise

26 Interest-bearing debt

Movements schedule interest-bearing debt

		2004		2003
Interest-bearing debt at the beginning of the financial year		836		1,735
Increase (decrease) due to cash flow from operational activities		-223		-272
Increase (decrease) due to cash flow from investment activities		82		-544
Other				
Dividend payments (see Note 2 of the Company Balance Sheet)	11		9	
Payments for unwinding interest rate swaps	–		40	
Paid financing fees and tender premiums	39		25	
Payments to minority shareholders	8		7	
		58		81
Translation differences		-46		-164
Interest-bearing debt at the end of the financial year		**707**		**836**

27 Guarantee capital

	31 December 2004	31 December 2003
Group equity	1,474	1,484
Subordinated Loans	225	392
Total	**1,699**	**1,876**

28 Commitments not included in the Balance Sheet

		31 December 2004		31 December 2003
Rental and operational lease commitments				
These are due as follows:				
Within one year	75		85	
After one year but within five years	191		216	
After five years	122		135	
		388		436
Repurchase guarantees				
These lapse as follows:				
Within one year	16		20	
After one year but within five years	30		40	
After five years	6		4	
		52		64
Other				
These lapse as follows:				
Within one year	9		22	
After one year but within five years	2		2	
		11		24
Total commitments		**451**		**524**

Rental and operational lease commitments are primarily related to distribution facilities and offices. The amounts reflect the nominal value of future lease payments netted for sublease income.

Repurchase guarantees concern graphic machines sold to customers, and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against the Company at book value, which, in general, will be lower than market value. We monitor the development of the market value of the respective machines. If there is reason to do so, a provision will be recorded. The amount stated here indicates the maximum exposure under these guarantees.

Other commitments include investment commitments relating to expenditure on projects, such as the development of IT systems, and sundry relatively small commitments such as related to real estate.

in millions of euro, unless stated otherwise

28 Commitments not included in the Balance Sheet continued

Legal proceedings

Buhrmann is involved in various routine legal proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations other than the proceedings disclosed below. In addition, indemnifications, representation and warranties have been made in relation to divestments such as the sale of the Paper Merchanting Division.

Paper Merchanting Germany: Anti-trust

In April 2000, the German competition authorities (the Bundeskartelamt or 'BKA') launched an investigation against a number of German paper merchants, among which is Buhrmann's former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany in a number of regions. On 30 April 2004 the BKA imposed a fine of €7,602,880 on Deutsche Papier Vertriebs GmbH and 11 other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers the whole of Germany with the exception of the South. Deutsche Papier and the accused individuals do not agree with the fine and the calculation thereof and have appealed against this fine. A third-party investigation into the alleged surplus profit in a number of regions and a third-party investigation into the calculation of the surplus profit used by the BKA substantiated Buhrmann's position that the fine reflects an overestimation of any assumed possible surplus profit. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division, of which Deutsche Papier is a part, with respect to this case.

Paper Merchanting Germany: completion accounts

Under the Agreement for the Sale and Purchase of the Paper Merchanting Division of Buhrmann NV dated 8 September 2003 a post-completion dispute has arisen as to the valuation of a property in Germany for the purpose of inclusion in the completion accounts. The completion accounts are the basis for the calculation of the final purchase price. The valuation difference amounts to €7 million. The matter is currently pending the decision of an arbitral award. Once the value of the property has been determined, final settlement of the purchase price can take place.

Holdings: Agena S.A. - Béfèc

In 1994 Buhrmann issued arbitration proceedings against the sellers of the French company Agena S.A., an acquisition made in 1991. Buhrmann's claim for damages was based on a misrepresentation of the financial position of the company in the acquisition balance sheet. These proceedings *resulted in an arbitral award adjudicating damages to the amount of €79 million received in 2003. In 1995 proceedings had also started against* Béfèc (a predecessor of PricewaterhouseCoopers, France), the accountants who in 1991 had certified the acquisition balance sheet. These proceedings were adjourned in anticipation of the outcome of the arbitration proceedings against sellers. The matter against Béfèc was resumed after the arbitral award. Béfèc raised preliminary defence against the claim which was rejected in the first instance. Although the defendant appealed against this judgment it may reasonably be anticipated that the principal matter will be permitted.

Buhrmann is claiming damages to the amount of €134 million plus interests and costs.
It is estimated that a final decision may still take a considerable period.

Under US GAAP, a contingent asset is disclosed when it is probable that an inflow of an economic benefit will be realized and the amount is estimable. In practice, contingent assets are not disclosed until the amount and timing of the inflow is known to the company (i.e., there is a firm commitment from the counter party). Accordingly, the above contingent asset would not be disclosed in accordance with US GAAP, FAS 5, given the uncertainty as to it realization and timing of realization.

in millions of euro

30 Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

Buhrmann's Consolidated Financial Statements have been prepared in accordance with Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The statements below give an approximate indication of the effect that application of US GAAP would have on net result and Group equity. This information will be presented in more detail in the Annual Report on Form 20-F which will be filed with the Securities and Exchange Commission.

	31 December 2004	31 December 2003
Net result under Dutch GAAP	**80**	**-132**
Goodwill amortisation	45	52
Goodwill impairment	-	4
Intangible fixed assets amortisation	-5	-6
Restructuring provisions	-	-26
Derivatives	-	7
Pensions	18	8
Financing fees	2	-12
Revenue recognition	1	12
Catalogue contributions	1	5
Sale Paper Merchanting Division	-	-132
Deferred lease	-4	-
Other	-	-
Deferred taxes	-30	-88
Net result under US GAAP before cumulative effect of change in accounting principles	**108**	**-308**
Cumulative effect of change in accounting principle for:		
Catalogue contributions (net of €19 million tax gain)	-	-29
Net result under US GAAP	**108**	**-337**

	31 December 2004	31 December 2003
Group equity under Dutch GAAP	**1,474**	**1,484**
Goodwill	-117	-175
Intangible fixed assets	65	75
Restructuring provisions	-	1
Derivatives	-5	-10
Pensions	187	178
Financing fees	-7	-9
Revenue recognition	-27	-29
Catalogue contributions	-32	-36
Deferred lease	-5	-2
Other	-1	-1
Deferred taxes	-2	28
Group equity under US GAAP	**1,530**	**1,504**

Goodwill and intangible assets

For acquisitions prior to 1 January 1997, goodwill was directly written off from Group equity under Dutch GAAP whereas under US GAAP this goodwill is capitalised. A repurchase of shares in a subsidiary was recorded as a movement in Group equity under Dutch GAAP whereas under US GAAP, the surplus paid over the fair value of the net assets is to be recorded as goodwill. Furthermore, under Dutch GAAP certain fair value adjustments for acquired businesses were recorded as part of goodwill, including provisions for restructuring and integration and allowances on deferred tax assets, which did not qualify for US GAAP.

Also, with the acquisition of Corporate Express in October 1999, certain intangible assets (Corporate Express brand name and software) were valued and recognised separately from goodwill for US GAAP purposes while under Dutch GAAP they were included in goodwill. These intangibles are amortised over their estimated useful lives of 40 and seven years respectively. As of 1 January 2002, goodwill is no longer amortised under US GAAP. The impairment of goodwill in 2003 was €4 million lower under US GAAP compared to Dutch GAAP. In 2004, no impairment of goodwill had to be recorded under Dutch GAAP or US GAAP. The net effect at 31 December 2004 of the items mentioned above was a lower amount of goodwill under US GAAP of €117 million (2003: €175 million).

in millions of euro

Restructuring provisions

Part of the accruals for restructuring plans that were recorded under Dutch GAAP prior to 2003 did not qualify under US GAAP due to timing differences. As a result, under US GAAP these amounts are recorded in the subsequent year when the related payments are made.

Derivatives

This item relates to interest rate swaps, which under US GAAP are valued at market value whereby changes in the market value are recorded directly in Group equity in sofar these interest rate swaps meet the criteria for hedge accounting. Currency swaps are also valued at market value under US GAAP based on forward rates whereas the valuation under Dutch GAAP is based on spot rates. The valuation under US GAAP approximates the valuation under Dutch GAAP and therefore no reconciling item was recorded in 2004 or 2003. In the reconciliation of net result in 2004 and 2003 are included results on and revaluations of interest rate swaps for which no hedge accounting can be applied as well as results due to hedge ineffectiveness.

In 2003 is also included the difference between Dutch GAAP and US GAAP in the cost of settlement of interest rate swaps due to early repayment of debt. Under US GAAP, certain of these interest rate swaps had already been recorded at their fair value in previous years, with changes in the fair value being recorded in net results because hedge accounting was not applied. Under Dutch GAAP, these interest rate swaps were not adjusted for changes in the fair value, as a result of which the loss on settlement was higher than under US GAAP.

Pensions

This item comprises the net excess of plan assets over projected benefit obligations with regard to defined benefit plans, which under US GAAP is included in the Balance Sheet in accordance with SFAS no. 87 'Employers' Accounting for Pensions'. Under US GAAP, net period pension cost is calculated using the following assumptions for the main, Euro-denominated, Buhrmann Pension Fund in the Netherlands:

	2004	2003
Discount rate	5.5%	5.5%
Expected return on plan assets	7.0%	7.0%
Rate of compensation increase	3.0%	3.0%
Increase of state pension	2.0%	2.0%
Pension increases	2.0%	2.0%

For the other defined benefit plans the following weighted average assumptions were used to calculate net periodic pension cost:

	2004	2003
Discount rate	5.7%	5.9%
Expected return on plan assets	7.8%	8.4%
Rate of compensation increase	3.5%	3.4%
Increase of state pension	2.5%	2.4%
Pension increases	2.5%	2.4%

Financing fees

This item relates to a difference in amortisation and impairment methods used under Dutch GAAP and US GAAP. In 2002, write-offs amounting to €3 million were required under Dutch GAAP that were recorded under US GAAP in 2003. In 2003, certain fees relating to the credit facility entered into in 2003 amounting to €12 million are capitalised under Dutch GAAP, but they are treated as costs to extinguish the loans under the old credit facility under US GAAP and therefore expensed. Additionally, the impairment of the financing fees relating to the old credit facility was €3 million lower under US GAAP. The net impact of these differences is a lower amount of capitalised financing fees under US GAAP of €9 million at 31 December 2003. In 2004, there was a €2 million lower amortisation charge under US GAAP which is the net effect of lower capitalised financing fees and amortisation on the basis of constant effective yield under US GAAP compared to linear amortisation under Dutch GAAP.

Revenue recognition

This item relates primarily to sales of graphic machines with repurchase commitments which under US GAAP are recognised at a later point in time.

Catalogue contributions

Before 1 January 2003, catalogue contributions from suppliers were recognised as income over the life of the related catalogue both under US GAAP and Dutch GAAP. Under US GAAP, as of 1 January 2003, all catalogue contributions from suppliers are considered to be a reduction of inventory cost. This resulted in a reduction of inventory and an accrual for catalogue contributions received in advance, predominantly in the Office Products North America Division, under US GAAP compared to Dutch GAAP. To record the initial amount at 1 January 2003 of catalogue contributions as a reduction of inventory and the accrual for catalogue contributions received in advance, a cumulative effect adjustment under US GAAP of €48 million (€29 million after tax) was recorded.

Sale Paper Merchanting Division

The loss on the sale of the Paper Merchanting Division in 2003 is higher under US GAAP mainly due to the write-off of €104 million capitalised goodwill under US GAAP. Under Dutch GAAP this goodwill was written-off directly from Group equity as it was paid before 1 January 1997. Furthermore, the recognition under US GAAP of translation adjustments relating to the Paper Merchanting Division which were recorded directly in Group equity in previous years, resulted in a loss of €26 million net of taxes. In addition, the effect of this sale on the valuation of pensions resulted in an additional loss of €2 million under US GAAP.

in millions of euro

Deferred lease

This item relates to lease of distribution facilities, equipment and offices under operating leases. Under US GAAP, these lease payments are recognised as an expense on a straight-line basis whereas under Dutch GAAP lease payments were usually expensed when incurred.

Deferred taxes

This item relates to valuation allowances on deferred tax assets, mainly for operating loss carry-forwards, recorded under Dutch GAAP, which do not qualify under US GAAP as well as deferred taxes on the abovementioned US GAAP adjustments. In 2003, operating loss carry-forwards were reduced due to a profit on an intercompany transaction. As a result, valuation allowances on deferred tax assets for operating loss carry-forwards which were recorded under Dutch GAAP in previous years were no longer deemed necessary. These valuation allowances were not recorded under US GAAP and as a consequence a tax expense of €85 million was recorded under US GAAP in 2003.

Operating result

Operating result under US GAAP amounted to €213 million in 2004 and €220 million in 2003 and under Dutch GAAP €161 million in 2004 and €171 million in 2003, including the divested Paper Merchanting Division until 31 October 2003.

Operating result before impairment of goodwill under US GAAP amounted to €213 million in 2004 and €269 million in 2003 and under Dutch GAAP, excluding amortisation of goodwill which is not recorded under US GAAP, €206 million in 2004 and €276 million in 2003.

Company (Buhrmann NV) Balance Sheet before appropriation of result

in millions of euro

	Notes		31 December 2004		31 December 2003
Assets					
Fixed assets					
Financial fixed assets	1		1,552		1,633
Total assets			**1,552**		**1,633**
Equity and liabilities					
Shareholders' equity	2				
Issued and paid-in capital		230		228	
Share premium reserve		2,080		2,055	
Retained earnings		-961		-705	
Treasury stock		-10		-10	
Net result for the year		80		-132	
			1,419		1,436
Long-term liabilities					
Convertible Subordinated Bonds			115		115
Provisions					
Deferred tax			1		35
Current liabilities					
Dividend Preference Shares A		11		11	
Other		6		36	
			17		47
Total equity and liabilities			**1,552**		**1,633**

Company (Buhrmann NV) Statement of Income

in millions of euro

	2004	2003
Result of Group companies and participations	69	-112
Other results	11	-20
Net result	**80**	**-132**

in millions of euro, unless stated otherwise

1 Financial fixed assets

The changes in the financial fixed assets are as follows:

	Total	Participations in Group companies	Receivables from Group companies	Capitalised financing fees
Book value at 31 December 2003	1,633	736	893	4
Proceeds collected by Group companies	-62	–	-62	–
Financial restructuring *	–	-140	140	–
Amortisation of financing fees	-1	–	–	-1
Result from Group companies	69	69	–	–
Translation differences	-87	-87	–	–
Book value at 31 December 2004	**1,552**	**578**	**971**	**3**

* Group companies have been valued at their net asset value (or the proportional part thereof). Certain Group companies have a negative net asset value. At 31 December 2004, a provision equal to the negative net asset value has been deducted from receivables.

2 Shareholders' equity

The changes in 2003 and 2004 in shareholders' equity are as follows:

	Total	Issued and paid-in capital	Share premium reserve	Treasury stock	Retained earnings	Net result for the year
Position at 31 December 2002	1,770	222	2,034	-10	112	-588
Appropriation of result 2002	–	–	–	–	-588	588
Dividend ordinary shares for 2002	-4	–	–	–	-4	–
Ordinary shares issued for stock dividend	6	6	–	–	–	–
Result 2003	-132	–	–	–	–	-132
Preference Shares C issued for 2002	–	–	21	–	-21	–
Dividend Preference Shares A for 2003	-11	–	–	–	-11	
Dividend Preference Shares C for 2003	-22	–	–	–	-22	–
Preference Shares C to be issued	22	–	–	–	22	–
Translation differences	-193	–	–	–	-193	–
Position at 31 December 2003	**1,436**	**228**	**2,055**	**-10**	**-705**	**-132**
Appropriation of result 2003	–	–	–	–	-132	132
Dividend ordinary shares for 2003	-4	–	–	–	-4	–
Ordinary shares issued for stock dividend	5	2	3	–	–	–
Result 2004	80	–	–	–	–	80
Preference Shares C issued for 2003	–	–	22	–	-22	–
Dividend Preference Shares A for 2004	-11	–	–	–	-11	–
Dividend Preference Shares C for 2004	-26	–	–	–	-26	–
Preference Shares C to be issued	26	–	–	–	26	–
Translation differences	-87	–	–	–	-87	–
Position at 31 December 2004	**1,419**	**230**	**2,080**	**-10**	**-961**	**80**

Dividend on cumulative Preference Shares A of €11 million and C of €26 million are included in equity considering their cumulative nature.

Authorised capital

Buhrmann NV's authorised share capital at 31 December 2004 amounted to €732,000,000, divided into 250,000,000 ordinary shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a face value of €1.20 each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares.
The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

Issued and paid-in capital

Number of shares

	Ordinary shares	Preference Shares A	Preference Shares B	Preference Shares C
Balance at 31 December 2002	132,628,061	53,281,979	–	39,280
Dividend in shares	4,063,857	–	–	2,116
Balance at 31 December 2003	136,691,918	53,281,979	–	41,396
Dividend in shares	1,434,610	–	–	2,232
Balance at 31 December 2004	**138,126,528**	**53,281,979**	**-**	**43,628**

For more information on the Preference Shares A, B and C, we refer to pages 116 and 121 of this report.

in millions of euro, unless stated otherwise

Deposit acquired own shares

Number of shares

	Ordinary shares
Balance at 31 December 2002	515,418
Acquired by means of dividend in shares	10,737
Balance at 31 December 2003	526,155
Acquired by means of dividend in shares	5,209
Balance at 31 December 2004	**531,364**

These shares are primarily held as a partial hedge for employee options outstanding. At 31 December 2004, 6,054,241 options were outstanding.

Share premium reserve

The share premium reserve for commercial and tax purposes is almost equal. The share premium resulting from Preference Shares A (€117 million) and C (€417 million) can only be paid to the holders of these shares.

Option scheme

On 31 December 2004, 6,054,241 unexercised personnel options on shares in Buhrmann remained, at an average price of €12.38. The latest exercise date of these options is 2011.

At the Annual General Shareholders' meeting held on 29 April 2004, shareholders approved the adoption of a new share option plan. Pursuant to this new Buhrmann Incentive Plan , the number of options granted is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date.

In 2004 some 370 managers were eligible. The maximum percentage of option rights that may be granted in any year is 1.25% of the number of outstanding ordinary shares. The number of options vesting may be increased up to 2.5% if, as a result of the Company's performance relative to the peer group, more than 100% of the granted options vest. For a more detailed description of the Share Option Plan see the remuneration paragraph included in Other Information.

The options granted up to and including 2002 have a term of five years and can be exercised only after three years. From 2003, the options have a term of seven years. The exercise price for option rights granted is the closing price of the Buhrmann ordinary shares on the first trading day after the meeting of shareholders on which day Buhrmann's shares are quoted ex-dividend.

Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2004 and 2003.

At 31 December 2004, 531,364 acquired own shares were held in deposit ('Treasury stock') for this purpose, or 9% of the unexercised personnel options.

The fair value of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2004	2003
Expected dividend yield	2.3%	2.3%
Expected share price volatility	63.5%	65.0%
Risk-free interest rate	4.0%	4.5%
Expected term	5 years	4 years

The pro forma remuneration cost of the option rights assigned to management is €6 million for 2004 (2003: €5 million). Due to the performance hurdle introduced in 2004, the Black & Scholes value is discounted for the probability of granting assuming a one period approach (discount factor amounts to 33%). The annual remuneration cost is calculated by taking the fair value of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years.

The fair value of the option rights is estimated by using expected dividend yield and share price volatility based on historic track records at the date of granting the options. These values do not constitute the market value.

The assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.

in millions of euro, unless stated otherwise

2 Shareholders' equity continued

Specified statement of all options outstanding (including option rights held by the members of the Executive Board)

		Number of outstanding option rights	Average exercise price	Term	Theoretical value**
Granted in 1999 (690,000)					€2.8 million
Balance at the end of 2003	416,500				
Lapsed in 2004	-416,500				
Outstanding at the end of 2004		0	–	–	
Granted in 2000 (1,141,021)					€11.9 million
Balance at the end of 2003	819,138				
Lapsed in 2004	-32,489				
Outstanding at the end of 2004		786,649	€27.48*	2005	
Granted in 2001 (1,263,200)					€10.0 million
Balance at the end of 2003	968,528				
Lapsed in 2004	-47,255				
Outstanding at the end of 2004		921,273	€20.09*	2006	
Granted in 2002 (1,563,928)					€9.9 million
Balance at the end of 2003	1,375,465				
Lapsed in 2004	-51,872				
Outstanding at the end of 2004		1,323,593	€13.76*	2007	
Granted in 2003 (1,575,000)					€2.1 million
Balance at the end of 2003	1,467,067				
Lapsed in 2004	-52,367				
Outstanding at the end of 2004		1,414,700	€2.87*	2010	
Granted in 2004 (1,708,649)					€4.4 million
Granted in May 2004	1,708,649				
Lapsed in 2004	-100,623				
Outstanding at the end of 2004		1,608,026	€7.79*	2011	
Total outstanding at the end of 2004		**6,054,241**	**€12.38**		

* Regarding the options granted until 20[illegible] under Dutch fiscal rules, management receiving options can elect to accept a 25% higher exercise price. The base exercise price was set at €2.85 in 2003, €13.69 in 2002, €19.61 in 2001 and €26.35 in 2000, equalling stock price at close of business on the Amsterdam Stock Exchange on 3 May 2004, 2 May 2003, 6 May 2002, 20 April 2001, 17 April 2000 and 7 April 1999 respectively. The €2.87 in 2003, €1[illegible].76 in 2002, €20.09 in 2001 and €27.48 in 2000, are the weighted average exercise prices as actually achieved following acceptance of the grant by management involved.

** The theoretical value is calculated using the Black & Scholes option price determination model as explained under the paragraph Option Scheme; it does not reflect the market value.

3 Commitments not included in the Balance Sheet

Buhrmann NV acts as guarantor for loans taken by Group companies (see Note 22 to the Consolidated Balance Sheet) amounting to €855 million in 2004 (2003: €977 million). In addition, Buhrmann NV acts as guarantor in certain legal acts of a number of Group companies in the Netherlands and abroad, including entering into lease contracts and interest rate and currency swap contracts.

Furthermore, declarations of joint and several liability (as referred to in Article 403, Title 9, Book 2 of the Dutch Civil Code) have been filed for debts resulting from legal acts of a number of Group companies established in the Netherlands.

Amsterdam, 22 February 2005

Supervisory Board	**Executive Board**
P.C. van den Hoek	F.H.J. Koffrie
A.G. Jacobs	G. Dean
S.W. Barnes	M.S. Hoffman
J.J. Hannan	F.F. Waller
J. Peelen	
G.H. Smit	
R. Zwartendijk	

Group Companies and Participations

Unless otherwise stated, Buhrmann's interest in the following companies and divisions is 100%. A full list of Group companies is available for inspection at the Trade Register in Amsterdam. The addresses of the companies mentioned on the following pages can also be viewed on our web site: www.buhrmann.com.

Office Products North America Division

United States of America

- Corporate Express, Inc.
  Broomfield, CO

Office Products Divisions

Central Region

- Regional Headquarters
  Broomfield, CO
  - Central Midwest Division
    Cincinnati, OH
  - Colorado Division
    Aurora, CO
  - Gulf Coast Division
    Baton Rouge, LA
  - Illinois Division
    Woodridge, IL
  - Kansas Division
    Kansas City, MO
  - Michigan Division
    Warren, MI
  - Mid-South Division
    Memphis, TN
  - Minnesota Division
    Arden Hills, MN
  - Missouri Division
    St. Louis, MO
  - Oklahoma Division
    Tulsa, OK
  - Wisconsin Division
    Wauwatosa, WI

Eastern Region

- Regional Headquarters
  Somerset, NJ
  - Pennsylvania Division
    Philadelphia, PA
  - Georgia Division
    Atlanta, GA
  - Mid-Atlantic Division
    Hanover, MD
  - New England Division
    Lawrence, MA
  - Tri-State Division
    Parsippany, NJ
  - North Florida Division
    Tampa, FL
  - South Atlantic Division
    Henderson, NC
  - South Florida Division
    Miami, FL

Western Region

- Regional Headquarters
  Pleasanton, CA
  - Alaska Division
    Anchorage, AK
  - Arizona Division
    Phoenix, AZ
  - North California Division
    Newark, CA
  - North Texas Division
    Arlington, TX
  - Oregon Division
    Portland, OR
  - Rocky Mountain Division
    Idaho Falls, ID
  - South California Division
    La Mirada, CA
  - South Texas Division
    Houston, TX
  - Washington Division
    Renton, WA

Canada

- Headquarters
  Mississauga, ON
  - Atlantic Division
    Halifax, NS
    St. John, Newfoundland
  - British Columbia Division
    Vancouver, BC
  - Alberta Division
    Edmonton, AB
    Calgary, AB
  - Ontario Division
    Mississauga, ON
    Winnipeg, ON
  - Quebec Division
    Boucherville, QC

Specialty Business Group

- Headquarters
  Broomfield, CO
  - ASAP Software Express, Inc.
    Buffalo Grove, IL
  - ASAP Software SAS
    St. Ouen (France)
  - Corporate Express Imaging and Computer Graphic Supplies
    Deerfield Beach, FL
  - Corporate Express Document & Print Management, Inc.
    Omaha, NE
  - Corporate Express Promotional Marketing, Inc.
    St. Louis, MO

Office Products Europe Division

Austria

- Corporate Express GmbH & Co
  Wels
- Corporate Express Büroartikelhandel GmbH
  Vienna

Belgium

- Corporate Express Belgium NV
  Wemmel (Brussels)

France

- Corporate Express France SAS
  Bondoufle (Paris)

Germany

- Corporate Express Deutschland GmbH & Co. Vertriebs KG
  Stuttgart
- Veenman Deutschland GmbH
  Stuttgart

Hungary

- Corporate Express Hungaria Kereskedelmi Kft
  Budapest

Ireland

- Corporate Express (Ireland) Ltd
  Dublin

Italy

- Corporate Express SpA
  Cusago (Milan)

Luxembourg

- Corporate Express Luxembourg Sarl
  Howald (Hesperange)

Netherlands

- Corporate Express Europe BV
  Amsterdam
- Buhrmann Office Products Nederland BV
  Amsterdam
- Corporate Express Nederland
  Almere
- Dawidenko
  Utrecht
- Intercambio
  Utrecht
- Veenman BV
  Capelle a/d IJssel (Rotterdam)

Poland

- Corporate Express Polska Sp.zoo
  Gdynia

Sweden

- Corporate Express Svenska AB
  Borås (Goteborg)

United Kingdom

- Corporate Express UK Ltd
  Birmingham

Group Companies and Participations

Office Products Australia Division

Australia

- Corporate Express Australia Ltd (51.4%)
  Rosebery, Sydney, NSW
  and locations in:
  - Adelaide
  - Alice Springs
  - Armidale
  - Ballina
  - Bathurst
  - Brisbane
  - Bunbury
  - Cairns
  - Canberra
  - Darwin
  - Dubbo
  - Geelong
  - Gladstone
  - Gold Coast
  - Grafton
  - Hobart
  - Kalgoorlie
  - Kurratha
  - Launceston
  - Lismore
  - Mackay
  - Melbourne
  - Mudgee
  - Newcastle
  - Orange
  - Perth
  - Rockhampton
  - Shepparton
  - Tamworth
  - Townsville
  - Ulverstone

New Zealand

- Corporate Express New Zealand Ltd (51.4%)
  Auckland
  and locations in:
  - Blenheim
  - Christchurch
  - Dunedin
  - Hamilton
  - Wellington

Graphic Systems

Belgium/Luxembourg

- Plantin NV
  Brussels (Evere)

Greece

- BTI-Hellas AEE
  Peristeri (Athens)

Italy

- Macchingraf SpA
  Ospiate di Bollate (Milan)

Netherlands

- Tetterode-Nederland BV
  Amsterdam

Spain

- Maquinaria Artes Gráficas Hartmann, SA
  Cornellà de Llobregat (Barcelona)

Other

- Buhrmann Europcenter NV
  Wellen/Belgium
- Buhrmann International BV
  Amsterdam/Netherlands
- Buhrmann Silver SA
  Luxembourg
- Buhrmann US, Inc.
  Broomfield, CO/USA
- Buhrmann Silver US LLC
  Delaware, CO/USA

We endorse the importance of good corporate governance, which is understood to include honest and transparent acting on the part of management, correct supervision of this corporate governance and accepting responsibility for the supervision carried out. We apply the Dutch Corporate Governance Code, which was published by the Corporate Governance Commission on 9 December 2003, to almost all points and endorse all principles thereof. In the following paragraphs the outlines of our corporate governance structure are illustrated and it is also explained which best practice provisions of the Code are not applied.

The Executive Board and the Supervisory Board are responsible for weighing up the interests of our customers, suppliers, employees and capital providers among which are the shareholders. In doing this we strive to create shareholder value in the long-term.

The corporate governance principles we employ are deposited in the By-Laws Supervisory Board, the By-Laws Executive Board, in the Charters of the Committees of the Supervisory Board, in the Business Principles and Code of Ethics, in the Policy on the External Auditor Independence and Services and in the Regulations regarding Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members. All these documents, which have been amended or newly drafted in the financial reporting year to incorporate the best practice provisions of the Code, have been published on the web site of the Company (www.buhrmann.com). They will be reviewed and if necessary amended from time to time.

In the Annual General Shareholders' Meeting held on 29 April 2004, the Executive Board and the Supervisory Board gave account of the corporate governance structure of the Company. Any material amendments to the corporate governance structure will be submitted to the General Shareholders' Meeting for consideration.

Executive Board

Role and procedure

The Executive Board is responsible for managing the Company, which includes among other things responsibility for determining and achieving the objectives of the Company, the strategy and policies, the development of results and a sound personnel policy. The Executive Board reports on these matters to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board focuses on the interests of the Company, taking into consideration the interests of its stakeholders. The Executive Board provides the Supervisory Board with all the information necessary for the exercise of its duties in a timely fashion.

The Executive Board is responsible for compliance with all relevant legislation and regulations, managing the risks attached to the Company's activities and the financing of the Company. The Executive Board reports on these matters to the Supervisory Board and the Audit Committee and discusses the internal risk management and control systems with these bodies.

The current members of the Executive Board are appointed indefinitely. Buhrmann is of the opinion that these appointments cannot be changed unilaterally by the Company into fixed-term positions. New members of the Executive Board will be appointed for a term of four years, provided that market circumstances so permit.

Remuneration

The amount and structure of the remuneration which the members of the Executive Board receive from the Company, is such that qualified and expert managers can be attracted and retained. The remuneration consists of a fixed and a variable part, whereby the variable part is linked to targets that are determined in advance, are measurable and can be influenced. The variable part of the remuneration is designed to strengthen the Board members' commitment to the Company and its objectives.

The remuneration structure, including severance pay, aims to support the interests of the Company in the medium- and long-term, does not encourage Board members to act in their own interests with disregard to the interests of the Company and does not 'reward' Board members upon termination of their employment. The relevant employment market, the development of results and the development of the share price as well as other developments relevant to Buhrmann, are factors that are considered when determining the amount and structure of remuneration.

The ownership of shares in the capital of Buhrmann NV by the members of the Executive Board is for longer-term investment.

The current contracts with the members of the Executive Board determine in the case that employment is terminated in the event of an acquisition of the Company or actual control passes into other hands ('change of control'), or in the case of reorganisation, termination of the Company's activities or in comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract with Mr Hoffman) and the pension accumulation over the period of three, respectively two years (in the case of the contract with Mr Hoffman), will continue. Buhrmann believes that this provision ensures that the Executive Board can fully concentrate on the interests of the Company and those associated with the Company when evaluating a possible merger, acquisition or reorganisation. As regards other situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into consideration, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of the severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Code. The performance by a Board member of his duties will in any event be an important factor.

Determination and disclosure of remuneration

The principal points of the report from the Supervisory Board on the remuneration of the members of the Executive Board are included in the Remuneration Report incorporated in the Annual Report. The Remuneration Report also contains the information about the amount and structure of the compensation of the individual Executive Board members. The remuneration policy, presented in the Remuneration Report has been adopted by the General Meeting of Shareholders held on 29 April 2004. Any material amendments to the remuneration policy will be submitted for adoption to the General Meeting of Shareholders.

The determination of the remuneration for each individual Executive Board member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Compensation, Nominating and Corporate Governance Committee. This delegation applies for one year and its renewal will be reviewed each year by the Supervisory Board.

Conflicts of interest
It is the policy of the Company to avoid any conflict of interest or apparent conflict of interest between the Company and members of the Executive Board. Decisions to engage in transactions in which conflicting interests of Executive Board members are involved, which are of material significance for the Company and/or for the members of the Executive Board concerned, require the approval of the Supervisory Board.

Supervisory Board

Tasks and procedure
It is the Supervisory Board's responsibility to supervise the policy of the Executive Board and the general affairs of Buhrmann as well as to assist the Executive Board by providing advice. In doing so, the Supervisory Board is guided by the interests of the Company and the relevant interests of the Company's stakeholders. The Supervisory Board is responsible for the quality of its own functioning.

Independence
The Supervisory Board is composed of persons such that the members can act critically and independently of one another, and of the management and any particular interest.

The By-Laws of the Supervisory Board determine that the majority of the members of the Board shall be independent as defined in the Code. Where the Code, in clause III.2.2, refers to holding a certain interest in the capital of Buhrmann, the Company will start from the potential voting right of the person or entity holding such interest. As holders of the Company's Preference Shares C, Apollo Management IV, L.P. and Bain Capital, LLC have the conditional right to propose for nomination one member of the Supervisory Board (see also the Report of the Supervisory Board). The members of the Supervisory Board appointed pursuant to this right may not be considered 'independent' as defined in the Code.

Expertise and composition
The qualification requirements for individual members of the Supervisory Board and the requirements for the composition of the Supervisory Board are regulated in the profile of the Supervisory Board and provide that every Supervisory Board member should be qualified to assess the broad outlines of the overall policy of Buhrmann and should have the specific expertise that is necessary for the fulfilment of his duty, as described in the profile of the Supervisory Board. The By-Laws of the Supervisory Board further provide that the Supervisory Board should be composed in such a way that it can carry out its duties properly and that the reappointment of a Supervisory Board member will only take place after careful consideration.

Buhrmann does not apply the limit of five board memberships in Dutch listed companies as recommended by the Code. Instead, the By-Laws of the Supervisory Board determine that a Supervisory Board member should limit the number and nature of his other positions so as to ensure due performance of his duties as Supervisory Board member. This topic is considered in the annual evaluation of the functioning of the Board. Our opinion is that the qualitative criterion we apply is a better standard than a limit on the number of board memberships, as is advised by the Code, as the amount of time involved in board membership in a Company can vary greatly and the availability of a board member is not exclusively dependent on the number of companies where he is a member of the supervisory board.

Members of the Supervisory Board are appointed for a period of four years. As of 1 January 2004, a new reappointment schedule has been drawn up, on the assumption that Board Members may in principle serve a maximum of three terms of four years on the Board.

Role of the Chairman of the Supervisory Board and the Company Secretary
The Chairman of the Supervisory Board should determine the agenda and chair the meetings of the Supervisory Board, monitor the satisfactory functioning of the Board and its Committees, arrange for the adequate provision of information to the Board members, ensure that there is sufficient time for making decisions, arrange for the introduction and training programmes for Supervisory Board members, act on behalf of the Supervisory Board as the main contact for the Executive Board, initiate the evaluation of the functioning of the Supervisory Board and the Executive Board and as Chairman ensure the orderly and efficient conduct of the General Meeting of Shareholders. In this role the Chairman of the Supervisory Board will be assisted by the Company Secretary.

Composition and role of the Committees of the Supervisory Board
Without prejudice to its own responsibility pursuant to Dutch law, the Articles of Association and the By-Laws of the Supervisory Board, the Supervisory Board has formed an Audit Committee and a Compensation, Nominating and Corporate Governance Committee ('CNCG Committee'), each consisting of at least three members of the Supervisory Board. Aside from the specific mandates given the Committees pursuant to their respective Charters, the overall task of these Committees is in general to prepare the foundation to support decision-making processes of the Supervisory Board. In its report the Supervisory Board reports on the duties of the Committees that have been carried out in the financial reporting year.

The Supervisory Board can delegate decisions, concerning the execution of policies adopted by it, to its Committees. This delegated authority should in all cases be limited to a maximum of one year with the possibility of renewal and the respective Committee should report to the Supervisory Board the decisions it has made on the basis of such delegation.

Audit Committee
The purpose of the Audit Committee is to assist the Supervisory Board in its oversight responsibilities concerning among other things the accounting and financial reporting practice, policies and procedures of the Company, the quality of the Company's internal control systems and risk assessment, the quality of its disclosure controls and procedures, the integrity of the financial statements and the performance of and evaluation of the co-operation with the external auditor.

The meetings of the Audit Committee are attended by the Chief Executive Officer, the Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit and the external auditor, among others.

The Audit Committee has a delegated authority to take independent decisions about the approval of the 'non-audit services' as set forth in the 'Policy on the External Auditor Independence and Services'. Considering their major interest to the Company, matters concerning Buhrmann's financing are discussed integrally in the meetings of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee
The CNCG Committee is tasked to assist the Board with, among other things, drafting the remuneration policy for members of the Executive Board, drafting the Remuneration Report, making proposals with respect to the remuneration of individual members of the Executive Board, reviewing share based compensation schemes, assessing the composition and performance of the Executive Board and the Supervisory Board and advising on selection criteria and appointment procedures, reviewing the succession plan, evaluation process, selection criteria and appointment procedures and compensation structure of the Company's top management, and advising on the development and implementation of corporate governance guidelines.

Given the size of the Supervisory Board, it was decided to combine the tasks in the area of the Board nomination and remuneration policy and the corporate governance policy into one Committee. The Supervisory Board considers it important that the Chairman of the Supervisory Board occupies himself intensively with the appointment and reappointment of members of the Supervisory Board and the Executive Board and with the corporate governance structure, two of three areas that are part of the Committee's duty. For this reason, this Committee is chaired by the Chairman of the Supervisory Board. However, the CNCG Committee Charter determines that the CNCG Committee cannot be chaired by a former Buhrmann director or by a member of the Supervisory Board who is a member of an executive board of another Dutch listed company.

Remuneration
The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. The remuneration for a Supervisory Board member does not depend on the Company's results. The Remuneration Report incorporated in the Annual Report shall in any case contain the information prescribed by law on the level and structure of the remuneration for the individual Supervisory Board members.

Conflicts of interests
Pursuant to the By-Laws of the Supervisory Board, every form and appearance of conflict of interest between Buhrmann and the Supervisory Board should be avoided. Decisions to engage in transactions in which interests of Board members play a role, which have a material significance for the Company and/or for the Board members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for decision-making concerning the handling of conflicts of interest of members of the Executive Board and Supervisory Board, major shareholders and the external auditor in relation to the Company.

In addition, the By-Laws of the Supervisory Board require that transactions with natural persons or legal entities be disclosed if these natural persons or legal entities control at least 10% of the voting power in the Company.

Regulations concerning ownership of and transactions in securities
During the financial reporting year the Company has drawn up Regulations regarding the Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members. These regulations, which are posted on the Company's web site, concern the ownership of and transactions in securities in companies listed in the Netherlands, other than the Company. The Company does not apply the Code in as far as it provides that at least once a quarter all Board members need to give notice to the Compliance Officer of the Company of any changes in their holdings of securities in Dutch listed companies. The Company believes that applying these provisions would create a cumbersome administrative burden. Buhrmann Board members, in carrying out their tasks, do not generally receive price-sensitive information about other Dutch listed companies. Furthermore, as all Board members have the responsibility to behave ethically and to comply with applicable law and regulations, they will in any case be restricted from trading in shares in companies about which they possess price-sensitive information.

The (General Meeting of) Shareholders
Powers
Good corporate governance assumes full participation of shareholders in the decision-making process in the General Meeting of Shareholders. It is in the Company's interest that as many shareholders as possible participate in the decision-making process in the General Meeting of Shareholders. The Company shall, insofar as possible, enable the shareholders to vote by proxy and to communicate with all other shareholders.

Buhrmann was one of the founders of the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel Foundation) in 1998. The Communication Channel offers participating shareholders the opportunity to cast their vote without personally being present or represented in the General Meeting of Shareholders and may also be used by (groups of) shareholders for proxy solicitation. As a participant in the Communication Channel Buhrmann is working to facilitate electronic voting for shareholders that are registered with the Communication Channel.

The General Meeting of Shareholders should be able to exert such influence on the policy of the Executive Board and the Supervisory Board of the Company that it plays a full role in the system of 'checks and balances' in the Company.

Decisions of the Executive Board on a major change in the identity or the character of the Company are submitted for approval by the General Meeting of Shareholders. For example, Buhrmann called an extraordinary General Meeting of Shareholders in October 2003, to ask for the shareholders' approval for the sale of the Paper Merchanting Division.

The most important powers of the General Meeting of Shareholders of Buhrmann NV are:
- Adoption of financial statements, including appropriation of the results.
- Determination of dividend in accordance with the provisions of the Articles of Association.
- Granting discharge to the Executive Board.
- Granting discharge to the Supervisory Board.
- Appointment, suspension and dismissal of the members of the Executive Board and the Supervisory Board.
- Adoption of the remuneration policy.
- Approval of the share option plan.
- Appointment and dismissal of the external auditor.
- Delegation of the right to issue shares and to take up shares (option rights) to the Executive Board approved by the Supervisory Board, possibly with exclusion of the pre-emptive rights of shareholders, for a specified period.
- Amendment of the Articles of Association based on the proposal by the Executive Board approved by the Supervisory Board.
- Authorisation to the Executive Board for the Company to purchase own shares approved by the Supervisory Board.
- Determination of the remuneration for the members of the Supervisory Board.

Furthermore, any substantial amendment to the corporate governance structure and amendments to the Policy on Additions to Reserves and Dividends will be presented to the General Meeting of Shareholders.

The right to place an item on the agenda
Shareholders can request the Executive Board or Supervisory Board to place certain items on the agenda of the General Meeting of Shareholders. These requests are granted if they:

(i) are submitted at least 60 days preceding the General Meeting of Shareholders by
(ii) shareholders, who, on their own or together, represent at least 1% of the issued capital or whose shares on the date of the announcement of the meeting have a market value of at least €10,000,000 and
(iii) assuming that there are no important interests of the Company that could prevent them being placed on the agenda.

Appointment of Executive Board and Supervisory Board
Following an amendment to the Articles of Association approved by the General Meeting of Shareholders held on 29 April 2004, appointment of members of the Executive Board and of the Supervisory Board shall be made on a non-binding nomination of the Supervisory Board. A resolution of the General Meeting to approve of an appointment in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast. In the event a candidate nominated by the Supervisory Board is not appointed by the General Meeting of Shareholders, the Supervisory Board will nominate a new candidate. Shareholders that have the right to place an item on the agenda of the General Meeting of Shareholders are also entitled to nominate a candidate. A resolution of the General Meeting to appoint a member of the Executive Board or of the Supervisory Board other than in accordance with a nomination by the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital. At a General Meeting of Shareholders, votes can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto.

The General Meeting of Shareholders may decide to suspend or remove a member of the Executive Board or of the Supervisory Board. A resolution of the General Meeting of Shareholders to suspend or remove a Board member other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital.

Depositary receipts for shares
Depositary receipts have been issued only for Preference Shares A, by the Stichting Administratiekantoor Preferente Aandelen Buhrmann, ('Trust Office'), who has taken all Preference Shares A into administration. All best practice provisions of the Code concerning Depositary Receipts have been applied.

For a detailed description of the rights attached to the Preference Shares A and the depositary receipts of Preference Shares A, please refer to the chapter 'Description of Share Capital and Articles of Association'.

In 2005 a meeting of holders of depositary receipts will be held. In this meeting the Board of the Trust Office will among other things explain the changes made to the corporate governance practice of the Trust Office.

Provision of information
The Company shall provide all shareholders and other parties in the financial market equally and simultaneously with information about matters that could influence the share price. The contacts between the Executive Board or officers of the Company on the one hand and the press, financial analysts and individual investors on the other hand are carefully handled and structured. The Company shall not engage in any acts that compromise the independence of the analysts in relation to the Company and vice versa.

The Executive Board and the Supervisory Board provide the General Meeting of Shareholders with all relevant information that it needs for the execution of its duties.

The audit of the financial reporting and the position of the internal audit function and of the external auditor

Financial reporting
The Executive Board is responsible for the quality and completeness of the financial information that is made public. It is the duty of the Supervisory Board should to see to it that the Executive Board fulfils this responsibility. In this respect reference is made to the paragraphs concerning risk control in the chapter Financial Review.

Role, appointment, remuneration and assessment of the functioning of the external auditor
The external auditor is appointed annually by the General Meeting of Shareholders. The Supervisory Board shall nominate a candidate, for which purpose both the Audit Committee and the Executive Board advise the Supervisory Board. The remuneration for the external auditor is approved by the Supervisory Board as proposed by the Audit Committee after consultation with the Executive Board. The approval of the assignment of non-audit services to the external auditor has been delegated to the Audit Committee for a period of one year, which delegated authority may be renewed by the Supervisory Board.

Internal audit function
The internal auditor operates under the responsibility of the Executive Board.

Relationship and communication of the external auditor with the bodies of the Company
The external auditor shall in any event attend the meeting of the Supervisory Board in which the financial statements are approved and shall in principle attend all meetings of the Audit Committee. The external auditor simultaneously reports his findings concerning the audit of the financial statements to the Executive Board, the Supervisory Board and the Audit Committee.

The following is a description of certain of the provisions of our Articles of Association and Dutch law. This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association which may be found on our web site.

General

Buhrmann N.V. was incorporated under Dutch law on 6 January 1875 as a public limited liability company (naamloze vennootschap). Buhrmann's Articles of Association were last amended by a notarial deed dated 6 May 2004.

Pursuant to Chapter II, Article 3 of the Articles of Association, the objects of Buhrmann are the participation in, management of, financing of and rendering services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of graphic and office systems, graphic paper and office products and, for its own account or for the account of third parties, the manufacturing, processing and trading of paper, cardboard, packing and related materials, and, generally, the carrying out of such activities which are connected with or are conducive to the attainment of the objects as set forth above.

Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share capital

Buhrmann's current authorised share capital amounts to €732,000,000, divided into 250,000,000 ordinary shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be converted into bearer shares.

On 31 December 2004, the issued share capital was divided into 138,126,528 ordinary shares, 53,281,979 Preference Shares A and 43,628 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

Shareholder meetings; voting rights

The Annual General Meeting shall be held annually, and not later than six months after the end of the financial year. Extraordinary general meetings of shareholders shall be held as often as the Executive Board or the Supervisory Board deem necessary. Any general meeting of shareholders shall be held in Amsterdam.

General meetings of shareholders shall be convened by the Supervisory Board or the Executive Board. The convocation shall take place no later than the fifteenth day prior to the date of the meeting, and shall be effected by means of a notice in a national daily paper and in the Official Price List. The notice of the meeting shall state the requirement for admission to the meeting.

Each shareholder is entitled to attend a general meeting of shareholders in person or be represented by written proxy, address the meeting and exercise voting rights with due observance of the provisions of the Articles of Association, provided that such shareholder is a holder of such interests on the applicable record date set by the Executive Board with respect to the meeting.

In order to gain admittance, holders of registered ordinary shares or depositary receipts must notify the Executive Board in writing of their intention to attend the meeting not later than the applicable date mentioned in the notice, which date may not be later than seventh day prior to date of the meeting. In addition, instruments of proxy with respect to ordinary shares or depositary receipts must be delivered to the Executive Board not later than the applicable date set forth in the notice, which date may not be later than the third day prior to the meeting; with respect to Preference Shares A held by the Stichting Administratiekantoor Preferente Aandelen Buhrmann ('Trust Office'), the instrument of proxy must be received by the Executive Board no later than at the signing of the attendance list prior to the commencement of the meeting. A holder of ordinary shares which are bearer shares, will be entitled to attend upon the delivery of a written statement, not later than seven days before the meeting, from a Necigef-participant that such person is a Necigef-beneficiary. In the case of bearer depositary receipts, the depositary receipt certificates must be deposited at the place and by the applicable date stated in the notice, which date may not be prior to the seventh day prior to the meeting.

Pursuant to the Articles of Association, each share of capital stock is entitled to one vote, so that each share of Preference Shares A, Preference Shares B, Preference Shares C or ordinary shares is entitled to one vote in all matters properly brought before the shareholders of Buhrmann. Unless the Articles of Association or mandatory law provides otherwise, all shareholders' resolutions require an absolute majority of the votes.

Approval of major change in identity or character of the Company

Decisions of the Executive Board on a major change in the identity or character of the Company are submitted to the General Meeting of Shareholders for approval, as required under Dutch law.

Preference Shares A

On 31 December 2004, all Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Trust Office is to issue and administer registered depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association. The Articles of Association provide that Preference Shares A may be transferred to natural persons only and that a transfer or issue of Preference Shares A or voting rights relating to Preference Shares A shall not be possible if such transfer would result in the acquirer acquiring more than 1% of the capital issued in the form of Preference Shares A or 1% of the voting rights attached to such shares. Our Articles of Association contain certain exceptions to these transfer restrictions and the Executive Board may under certain circumstances grant an exemption from these transfer restrictions. The depositary receipts are listed on Euronext N.V., Amsterdam.

Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists such that the voting rights attached to the Preference Shares A held by the Trust Office that can be exercised at a General Meeting of Shareholders is determined by reference to the value of the Preference Shares A in proportion to the value of the ordinary shares in the capital of Buhrmann. The voting right is calculated on the basis of the total value of all Preference Shares A (calculated by multiplying the number of Preference Shares A outstanding and the stock market price of one depositary receipt for such Preference Share A) divided by the stock market price of one ordinary share, both on the last trading day of the month prior to the month in which the applicable shareholders' meeting is convened, capped at a maximum of one vote per Preference Share A.

At the request of a holder of depositary receipts and subject to the transfer restrictions described above and certain limitations set out in the Articles of Association, the Trust Office will grant a written proxy, with the power of substitution, to the holder to exercise the voting rights attached to the underlying Preference Shares A. The administration conditions of the Trust Office provide that the voting rights to be exercised by a holder of depositary receipts, as proxy of the Trust Office, is also related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the ordinary shares, calculated in accordance with what is set out above. The voting right that may then be exercised by the depositary receipt holder, as proxy of the Trust Office, may be exercised at his own discretion.

The Trust Office is charged with exercising the voting rights attached to the Preference Shares A (except for those Preference Shares A for which it has issued a proxy) in a manner which primarily safeguards the interests of the holders of depositary receipts, taking into account the interests of Buhrmann, its affiliates and all of its stakeholders.

Pursuant to an amendment of the Articles of Association of the Trust Office effected in October 2004, the Trust Office may no longer restrict the granting of a proxy, or exclude or revoke a proxy already granted.

The board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann comprises five members: three members A and two members B. The members A are appointed by the board of the Trust Office. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As at 31 December 2004, these members are Messrs R.A.H. van der Meer and W.O. Wentges, who have been reappointed in a meeting of holders of depositary receipts held on 25 March 2003. The other members of the board of the Trust Office are Messrs A.A. Loudon, R.W.F. van Tets and C.J.A. Reigersman. All members of the board of the Trust Office are independent of Buhrmann as referred to in appendix X of the Listing Rules of Euronext N.V. and as referred to in the Dutch Corporate Governance Code.

Preference Shares B

Buhrmann may issue Preference Shares B, inter alia, as a (preventive) measure against a hostile acquisition of control or takeover bid. For this purpose, Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from the Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Under these circumstances, Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises. Upon issue of Preference Shares B, only 25% of the nominal value is required to be paid-up. As of 31 December 2004, no Preference Shares B had been issued.

As at 31 December 2004, the board of Stichting Preferente Aandelen Buhrmann comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The board members are all independent of Buhrmann.

Preference Shares C

On 28 October 1999, an aggregate of 35,000 Preference Shares C were issued to two US venture capital groups, Apollo Management IV, L.P. and Bain Capital, LLC to provide part of the financing of the acquisition of Corporate Express. On 31 December 2004, a total number of 43,628 Preference Shares C were issued to Apollo Management IV and Bain Capital. Each Preference Share C has a nominal value of €1.20 per share. The terms of the Preference Shares C were changed substantially as a result of a change in the Articles of Association that was approved by the Extraordinary General Meeting of Shareholders in October 2003.

Conversion

The Preference Shares C are convertible, at the option of the holders, in whole or in part, into ordinary shares. The base conversion rate amounts to €13 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on ordinary shares. Following the dividend paid in April 2004 in respect of the financial year 2003, each Preference Share C is convertible into a number of ordinary shares equal to the liquidation preference divided by €11.8968. The liquidation preference of each Preference Share C is USD10,000, plus accrued dividends.

Ranking
The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of common and preference shares, provided that they rank equal to the Preference Shares A.

Approval rights
As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel ordinary shares and/or other preference shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C. Changes to the Articles of Association that negatively affect the rights pertaining to the Preference Shares C as well as certain other decisions such as acquisitions and divestments with a value in excess of USD350 million and share issues require the prior approval of the meeting of holders of Preference Shares C or, depending on the type of decision, of certain holders of Preference Shares C. Furthermore, holders of Preference Shares C, under certain conditions, have the right to nominate a member of the Supervisory Board. For a description of this right please refer to the Report of the Supervisory Board.

Redemption
If the closing price of the ordinary shares is at any time at or above 125% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the liquidation preference; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the liquidation preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the liquidation preference. The liquidation preference for each Preference Share C is USD10,000 plus accrued dividends.

On the eleventh anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the liquidation preference.

If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the liquidation preference.

Ordinary shares
As of 31 December 2004, Buhrmann had issued 138,126,528 ordinary shares. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate.

Dividends
The proposed dividend for a financial year must be approved by the Annual General Meeting of Shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year.

The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is USD10,000). For the year 2003, the percentage was equal to 5.5%, for the years 2004 and 2005 the percentage is equal to 6%, for the years 2006, 2007 and 2008 the percentage is equal to 6.5%, for the year 2009 the percentage is equal to 7.5% and for the year 2010 and the following years the percentage is equal to 8.5%, subject to adjustment under certain circumstances as set forth in the Articles of Association. The annual dividend on the Preference Shares C may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending 31 December 2009 the dividend is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board. The profit remaining after payment of dividends on the Preference Shares A, Preference Shares C and (where applicable) Preference Shares B may be distributed as a dividend to the holders of the ordinary shares, subject to any allocation to reserves. The General Meeting of Shareholders may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that a payment of dividend on ordinary shares be wholly or partly in shares.

In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. First insofar as possible pro rata parte on the Preference Shares A and Preference Shares C and thereafter on the issued Preference Shares B if any are issued.

Liquidation

Upon the liquidation or dissolution of Buhrmann, any remaining balance after the payment of debts shall be distributed first to the Preference Shares A and Preference Shares C to the extent of the sum of (1) any unpaid and accrued dividends and (2) an amount per Preference Share A and Preference Share C, equal to a yield basis per share of €3.40355 and USD10,000, respectively. In the event that the existing balance of funds is not sufficient to effect the above distribution to holders of Preference Shares A and Preference Shares C in full, the available balance will be distributed amongst the holder thereof on a pro rata basis equal in proportion to the yield basis per share as set forth above.

Any balance of funds remaining after the distribution to holders of Preference Shares A and Preference Shares C shall then be distributed to holders of Preference Shares B, if such Preference Shares B have been issued, to the extent of the sum of (1) any outstanding dividend payable on the Preference Shares B and (2) the nominal amount paid on the Preference Shares B. If the remaining balance is not sufficient for a distribution in full to the holders of Preference Shares B, the distribution shall be effected in proportion to the amounts paid on the shares.

Any remaining balance after the distribution of funds to holders of Preference Shares A and Preference Shares C and to holders of Preference Shares B shall be distributed to holders of ordinary shares on a pro rata basis with respect to the total amount of ordinary shares held.

Issue of shares; pre-emptive rights

The authority to issue ordinary shares and Preference Shares B has partly been delegated by the General Meeting of Shareholders to the Executive Board pursuant to a resolution dated 29 April 2004. The Executive Board is authorised to issue ordinary shares up to a maximum of 10% of the issued share capital, which percentage is extended to 20% of the issued share capital in the event the issue is related to a merger or an acquisition. The Executive Board is authorised to issue Preference Shares B up to a maximum of 100% of the issued share capital. For these purposes, issuances of ordinary shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue ordinary shares and Preference Shares B will terminate on 28 October 2005 unless extended by a resolution of the General Meeting of Shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue ordinary shares and/or Preference Shares B.

Except for (i) issuances of ordinary shares in exchange for non-cash consideration or (ii) issuances to employees of Buhrmann or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Buhrmann, Buhrmann shareholders have pro rata pre-emptive rights to subscribe to new issuances of ordinary shares. These pre-emptive rights may, subject to the prior approval of the Supervisory Board, be restricted or excluded by the corporate body that is authorised to issue shares.

At the Annual General Meeting of Shareholders held on 29 April 2004 the Executive Board was authorised to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire ordinary shares up to 28 October 2005, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares except for Preference Shares C that are convertible into ordinary shares.

Dilution

Apart from the dilution resulting from the exercise of employee stock options and from the issuance of the shares, Buhrmann's earnings per share may be diluted as a result of conversion of Preference Shares C. As of 31 December 2004, conversion of all issued and outstanding Preference Shares C would result in the issuance of approximately 27.4% of the ordinary share capital pro forma for the change of the conversion price as described in the description of the Preference Shares C. Buhrmann's earnings per share may be diluted by the issuance of approximately 10% of the outstanding ordinary share capital as a result of the conversion of the Convertible Bonds (for the description of Convertible Bonds see the Notes to the Financial Statements). The Company reports earnings per share on a fully diluted basis.

Capital reduction

Upon the proposal of the Executive Board and subject to the approval of the Supervisory Board, the General Meeting of Shareholders may resolve to reduce Buhrmann's issued share capital by cancellation of shares or by reducing the nominal value of the shares through amendment of the Articles of Association, subject to certain statutory provisions and the provisions of the Articles of Association.

Share certificates and transfer

On the occasion of the issuance of ordinary shares any person entitled to receive such share shall obtain a bearer ordinary share unless the person entitled to such share submits a written request to Buhrmann for a registered ordinary share. The bearer ordinary shares in issue shall be represented by one single share certificate, the Necigef Global Certificate.

Buhrmann shall confer a right to a bearer ordinary share on a person by having Necigef enable Buhrmann to add an ordinary share to the Necigef Global Certificate, and the entitled person shall designate a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant's collective deposit of ordinary shares in Buhrmann.

Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending co-operation in the crediting and debiting of the Necigef Global Certificate, without prejudice to the provisions in article 42, paragraph 4, of the Articles of Association.

No individual bearer ordinary share shall be handed over. A Necigef-beneficiary may at any time require the conversion of one or more bearer ordinary shares up to the maximum number he is entitled to into registered ordinary shares. Such conversion of one or more ordinary shares is only allowed to the maximum number for which he is Necigef-participant and subject to the requirements as mentioned in the article 5 of the Articles of Association .

A holder of registered ordinary shares may at any time require the conversion of such ordinary shares into bearer ordinary shares, subject to the requirements mentioned in article 5 of the Articles of Association.

Restriction on non-Dutch shareholders' rights
Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

Disclosure of share ownership
Dutch law (the Disclosure of Major Holdings in Listed Companies Act 1996) requires public disclosure to a supervising government agency and the company involved with respect to the (potential) ownership of and (potential) voting rights on listed shares when the following thresholds are passed: 5%, 10%, 25%, 50% and 66⅔%.

Annual accounts and discharge
Within five months following the end of each financial year, the Executive Board must prepare annual accounts accompanied by an annual report. This period may be extended by the General Meeting of Shareholders on account of special circumstances for up to six months. The annual accounts and annual report must, within the same period, be submitted to the Supervisory Board, which will present a report to the General Meeting of Shareholders. The annual accounts and the annual report will be available to shareholders from the date of the notice convening Buhrmann's Annual General Meeting of Shareholders. The annual accounts must be adopted by the General Meeting of Shareholders. After distribution of dividends in respect of the preference shares and subject to prior approval of the Supervisory Board, the Executive Board may determine which part of the profits shall be reserved.

The General Meeting of Shareholders may discharge the members of the Executive Board and of the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. Such discharge is subject to mandatory provisions of Dutch law, including those relating to liability of members of the supervisory boards and management boards upon bankruptcy of a company. Moreover, this discharge does not extend to actions or omissions not disclosed in or apparent from the adopted annual accounts if these actions or omissions were concealed by the director concerned, while the discharging shareholders could not have known about these actions or omissions.

Amendment of the Articles of Association and dissolution
Pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board, the General Meeting of Shareholders may amend the Articles of Association or decide to dissolve the Company by absolute majority of votes cast. Any amendment to the Articles of Association that adversely affects the holders of the Preference Shares C is subject to prior approval of the general meeting of the holders of Preference Shares C, which approval must be granted with a majority of 90% of the votes cast.

Material contracts
In July 2002, the Buhrmann operating companies in the United Kingdom, the Netherlands and the United States entered into various contracts relating to Buhrmann's accounts receivable securitisation programme including: (1) the Dutch Master Receivables Purchase Agreement, amended and restated on 18 July 2002 between BührmannUbbens BV, Proost and Brandt BV, Buhrmann Silver S.A., Silver Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann NV; (2) the US Contribution Agreement, amended and restated on 18 July 2002 between Corporate Express Office Products, Inc., Corporate Express of Texas, Inc., Buhrmann Silver US LLC, Buhrmann NV and Deutsche Trustee Company Limited; (3) the English Originator Notice of Intention to Make Offers to Sell, given on 18 July 2002 by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.; (4) the Master Definitions and Framework Deed, amended and restated 18 July 2002 between various parties in the securitisation programme; and (5) the English Standard Terms. In 2003, Buhrmann Office Products Nederland B.V. and ASAP Software Express, Inc., entered into the accounts receivable securitisation programme by executing the New Dutch Originator Accession Agreement and the New US Originator Accession Agreement respectively, both dated 16 April 2003. Due to the sale of the Paper Merchanting Division, Bührmann-Ubbens BV and Proost and Brandt BV repurchased their receivables on 31 October 2003 through the Onward Dutch Receivable Re-Purchase Agreement. Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited repurchased their receivables on 31 October 2003 through the European Warehouse Company Sale and Purchase Agreement.

On 10 December 2002, Buhrmann NV and Heidelberg Druckmaschinen AG entered into a Distributorship Agreement which extends Buhrmann's right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxembourg, Italy, Greece and Spain. The agreement took effect as of 1 July 2003 and applies for five years. After the five years period, the agreement will continue to be in effect unless terminated by an eighteen months prior written notice by one of the parties.

In September 2003, Buhrmann sold its Paper Merchanting Division to PaperlinX Ltd. (Melbourne, Australia) for a purchase price of €706 million on a cash- and debt-free basis, subject to certain purchase price adjustments. Pursuant to the agreement for the sale and purchase of the Paper Merchanting Division, dated 8 September 2003, Buhrmann had to give representations and warranties to the buyer customary for contracts of that type and size as well as hold the buyer harmless for certain known and threatened liabilities.

On 23 December 2003, Buhrmann entered into a Senior Facilities Agreement to replace the Senior Credit Facility entered into in 1999 with a new Senior Credit Facility. The new Senior Credit Facility arranged with a syndicate of banks led by Deutsche Bank and ABN AMRO, consists of 'Term Loans A' of €120 million, 'Term Loans B' with tranches of €50 million and USD380 million and a working capital facility of €255 million. The new Senior Credit Facility imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Under the new Senior Credit Facility, Buhrmann must also comply with certain financial maintenance covenants. The security provided for the new Senior Credit Facility is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. On 28 June 2004, the Term Loans B were replaced by Term Loans C with tranches of €50 million and USD503 million. The terms and conditions remained the same except for a reduction in the interest margin payable.

In December 2003, Buhrmann issued a €115 million seven-year Subordinated Convertible Bond with listing on the Amsterdam Stock Exchange. The Bond has a coupon of 2% which is payable annually on 18 June and is convertible in Buhrmann ordinary shares at a conversion price of €8.40 per ordinary share. The Bond must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the Bond after 9 July 2008 if the official closing price of Buhrmann's ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

In June 2004, Buhrmann US Inc. issued USD150 million in aggregate principal amount of 8¼% Senior Subordinated Notes due 2014 in a private placement. These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In September 2004, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for USD150 million in aggregate principal amount of 8¼% Senior Subordinated Notes due 2014, the terms of which were substantially identical to the unregistered bonds issued in June. The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding 8¼% Senior Subordinated Notes due 2014 for the newly registered 8¼% Senior Subordinated Notes due 2014. Pursuant to this exchange offer, which closed in October 2004, the registered bonds were issued to existing holders in exchange for their unregistered bonds.

Exchange controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association, on the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on ordinary shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. However, for statistical purposes, any such payments and transactions which exceed €10,000 must be reported to the Dutch Central Bank. In addition, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or regulations of the European Union.

Introduction

This report of the Supervisory Board sets out the remuneration policy for the Executive Board. It also provides details of the remuneration of members of the Executive Board and the Supervisory Board.

The remuneration policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee ('CNCG Committee'). The remuneration policy was adopted in the Annual General Meeting of Shareholders held on 29 April 2004. Any material amendments to the policy shall be submitted to the General Meeting of Shareholders. In the reporting year, no changes were made to the remuneration policy, with the exception of the new Share Option Plan, which was approved by the General Meeting of Shareholders held on 29 April 2004.

Determination of the remuneration for each individual Executive Board member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the CNCG Committee. Pursuant to this delegation of authority, and acting within the principles of the remuneration policy, the CNCG Committee determines the remuneration packages for the members of the Executive Board, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any severance payments. The CNCG Committee may make decisions which reflect special circumstances and make remuneration alterations which will be explained in the next Annual Report. The CNCG Committee does not retain remuneration consultants but seeks professional advice from external advisers as it sees fit.

Remuneration policy

The objective of the remuneration policy for members of the Executive Board is to attract and retain qualified and expert Executive Board members with an international outlook and motivate them to perform in such a way that the value of Buhrmann is enhanced. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Levels of remuneration are reviewed annually taking account of competitive levels of remuneration according to relevant industry comparisons in each country environment. From time to time the CNCG Committee will seek expert advice on remuneration levels.

In addition, employment contracts and main conditions of employment for members of the Executive Board are annually reviewed. Currently, members of the Executive Board have been appointed for an indefinite term. Notice periods of up to six months for termination of employment have been set for each Executive Board member.

Remuneration

Remuneration for members of the Executive Board consists of a base salary, variable pay comprising an annual performance bonus, share option plan, pension, long-term incentive plan (North America only) and pre-pension provision (Europe only). In addition, allowances and fringe benefits similar to those of many other employees at Buhrmann are paid. The details of the remuneration package are as follows:

Base salary

The base salary for members of the Executive Board is set at a market competitive level, using industry survey data provided by outside remuneration advisers. Where a member of the Executive Board resides outside the Netherlands, benchmark salary levels are referenced for Europe or North America.

Variable pay

Variable pay is an important part of the remuneration package for the Executive Board. Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets, which reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share.

Target bonus levels for the Executive Board range from 50% to 75% of base salary. The amount of the annual bonus is determined by the CNCG Committee based on the achievement of targets set by the Committee. For the Chief Executive Officer, Chief Financial Officer and other European-based Board Members, the bonus targets may be a combination of the performance of the total Group, Division-based targets and individual targets. The bonus of the North American-based Executive Board member entirely relates to the performance of Buhrmann's Office Products North America business and includes an overachievement bonus range for above-target performance. The CNCG Committee has the right to change targets as a result of unforeseen circumstances and it may also decide to grant a special award for special circumstances if such is justified in the opinion of the Committee. Such measures will be accounted for in the Annual Report.

In addition to the annual bonus plan, Mr Hoffman participates in a long-term incentive plan designed specifically for the senior management of the Office Products North America Division. Under this incentive plan, which has a three-year duration, a bonus of 2.5 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets. In the event of an overachievement of the target, the long-term incentive payment may be increased to up to 3.125 times base salary.

Share Option Plan

Buhrmann operates a share option plan, the 'Buhrmann Incentive Plan', which aims to focus senior management on the growth of long-term sustainable value for shareholders. The Executive Board members participate in this Share Option Plan. The allocation of the share options granted to the individual Executive Board members is determined by the CNCG Committee, on an annual basis.

The options have a term of seven years and vest after three years. The Buhrmann Incentive Plan up to and including 2003 did not apply performance conditions to either the grant or the vesting of the options. The exercise price for option rights granted is the closing price of Buhrmann ordinary shares on the first trading day on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice.

In the financial reporting year the Share Option Plan was redesigned to include performance-based conditions. (See the paragraph New Buhrmann Incentive Plan below.)

The maximum number of option rights that may be granted under the previous Buhrmann Incentive Plan in any year was 1.25% of the number of outstanding ordinary shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities. The options granted up to and including 2002 have a term of five years. From 2003, the options have a term of seven years.

Those entitled to options are bound by internal regulations designed to prevent insider trading.

New Buhrmann Incentive Plan

At the Annual General Shareholders' meeting held on 29 April 2004, shareholders approved the adoption of a new share option plan. Pursuant to this new Buhrmann Incentive Plan, the number of options granted is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date. Approximately 370 managers have been invited to participate in the new Buhrmann Incentive Plan effective as from 1 May 2004.

The performance of the Company will be measured by the concept of total shareholder return, or TSR. Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, the performance of the Company's shares against other companies' shares can be compared over the relevant (three-year) period.

The financial performance of the Company, as measured by TSR will be compared to the TSR of a peer group of up to twelve companies. The criteria for a company to fit within this peer group of companies includes, among other things, that such company (i) be in the same or similar industry as Buhrmann; (ii) have a comparable business model to Buhrmann; (iii) be listed or traded on a major stock exchange; (iv) have a minimum market capitalisation; (v) be present in at least North America or Europe; and (vi) be considered a peer of Buhrmann by both the investor community and by Buhrmann itself.

The peer group companies for option grants under the new Buhrmann Incentive Plan in 2004 are: Boise Cascade Corp. (after a restructuring in 2004, renamed: OfficeMax, Inc.); Office Depot, Inc.; Staples, Inc.; United Stationers, Inc.; W.W. Grainger, Inc.; Hagemeyer N.V.; Manutan International S.A.; Rexel S.A.; Genuine Parts Company; Bunzl PLC; Randstad Holding NV and Wesco International, Inc.

The composition of the peer group may be changed by the Supervisory Board after 2004, provided that the above listed peer group criteria are met. In addition, where options have been granted, but have not yet begun vesting, the Supervisory Board may change the composition of the peer group with respect to that grant, if a peer group company at the time of grant no longer meets one or more of the criteria.

In this respect it is noted that in view of the announcement that Rexel S.A. will be delisted in the course of 2005, the Supervisory Board has decided not to replace this company in the peer group, which will therefore effectively be reduced to eleven companies. The Supervisory Board continues to regard Boise Cascade, Corp. as a company in the peer group after its restructuring and name change to OfficeMax, Inc. Thus the peer group for the options to be granted under the Buhrmann Incentive Plan in 2005 will consist of 11 companies, including OfficeMax, Inc., but excluding Rexel S.A.

The TSR for each peer group company will be calculated over the three-year period following each annual grant of options under the new Buhrmann Incentive Plan, and each peer group company will be ranked in descending order of generated TSR to determine the relative position of Buhrmann. After three years the vesting of options granted under the new Buhrmann Incentive Plan will be based upon the TSR ranking of Buhrmann relative to the applicable peer group as follows:

TSR ranking of Buhrmann	% of options granted vesting
1	200
2	175
3	150
4	125
5	100
6	75
7	50
8–13*	0

* This will be 8–12 after the reduction of the peer group to 11 as described above.

The provisional ranking of Buhrmann for the 2004 grant as at 31 December 2004 was number ten out of thirteen. Additional information is provided in the Financial Review (page 58).

The maximum number of options authorised for the 2004 grant under the new Buhrmann Incentive Plan was 1,708,649, representing 1.25% of the total number of ordinary shares outstanding as of 3 May 2004, the date of the option grant. The number of options vesting may be increased up to 2.5% if, as a result of the Company's performance relative to the peer group, more than 100% of the granted options vest. In addition, a maximum of 20% of the total number of options granted in any one year may be granted to members of the Executive Board. The allocation of options granted under the new Buhrmann Incentive Plan to individual members of the Executive Board will be determined by the CNCG Committee.

Pension and pre-pension provision

Retirement benefits are designed to be in line with the relevant market practice and consistent with those provided by other multinational companies in each country of residence. For the two Dutch Executive Board members, Mr F.H.J. Koffrie and Mr F.F. Waller, current pension arrangements are based on individual defined contribution plans with a retirement age of 65, and with premium payments (based on a table increasing relative to age) until the age of 60. Pre-pension arrangements provide for retirement from the age of 60 to 62 dependent on agreement with the Supervisory Board. In addition, pension arrangements include an entitlement to a pension in the event of ill health or disability and a spouse's or dependant's pension on death, on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund. Mr G. Dean, who is a U.K. citizen, has pension arrangements divided between the U.K. and the Netherlands. His current pension arrangement consists partly of the individual defined contribution plan in place for the Dutch Executive Board members and partly a participation in the defined benefit scheme of Corporate Express UK Ltd., with a retirement age of 61. Pre-pension arrangements are again identical to those of the Dutch members of the Executive Board, while the pension arrangements in the event of ill health, disability and death are a combination of terms applying to employees participating in the Corporate Express UK Ltd Pension Fund, and the Dutch members of the Executive Board. Mr M. Hoffman, who is a US resident, is eligible to participate in the regular US Corporate Express, Inc. defined contribution plan (401K) on terms similar to other employees of Corporate Express, Inc. Participants are eligible, at the earliest, to take their contributions at age 59½, or latest age 70.

Personal loans

The Company does not grant personal loans or guarantees to members of the Executive Board. Since 2003 no loans have been granted. Outstanding loans have been granted to meet upfront Dutch income tax on share options granted up to and including 2002.

Severance payments

The current contracts of the members of the Executive Board determine that where employment is terminated in the event of an acquisition of the Company or where actual control passes into other hands ('change of control'), or in the case of reorganisation, termination of the Company's activities or in other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr M.S. Hoffman) and the pension accumulation over the period of three, respectively two years (in the case of the contract with Mr Hoffman), will continue.

As regards to other situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Dutch Corporate Governance Code. The performance by a Board member of his duties will in any event be an important factor.

Remuneration of Executive Board and Supervisory Board 2004

The disclosures in this section are in compliance with the requirements of Title 9, Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code and where applicable, have been included in the audit by the external auditor.

Remuneration of members of the Executive Board

	Salary		Bonus**		Other incentives***		Pension	
in thousands of euro	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
F.H.J. Koffrie	561	555	252 (60%)	- (0 %)	–	–	217	220
R.W.A. de Becker*	63	375	- (0%)	- (0 %)	–	–	19	439
G. Dean	421	417	210 (100%)	- (0 %)	250	375	335	282
M.S. Hoffman	522	548	449 (114%)	220 (54%)	1,335	1,182	6	6
F.F. Waller	344	340	172 (100%)	- (0 %)	–	68	125	119
Total	**1,911**	**2,235**	**1,083**	**220**	**1,585**	**1,625**	**702**	**1,066**

* Mr de Becker left the Company as per 29 February 2004. The remuneration reported relates only to the period of membership of the Executive Board and is based on the performance for the period.

** *The percentage in parenthesis represents the % score of the total bonus opportunity for the individual that was awarded over the respective year's performance paid out in the 1st quarter of the following year.*

*** Other incentives are cash remunerations or accruals for cash remunerations such as the long-term incentive plan (Mr Hoffman) or any special awards granted.

Remuneration is paid in euros with exception of the remuneration of Mr Hoffman whose remuneration is paid in US dollars. Correcting for currency translation effects and period of membership of the Executive Board the annualised increase of the total salary costs was about 2% compared to 2003 and the total increase reflected a 1% increase for the European Executive Board members and 5% increase for the North American Executive Board member.

Bonuses related to 2004 amounted to €1,083 thousand. The other incentives amount to €1,585 thousand. These include a special bonus of €250 thousand to Mr Dean for the finalisation of the divestment of the Paper Merchanting Division. The amount for Mr Hoffman relates entirely to the accrual for the North American Long-term Incentive Plan.

Pension charges of €702 thousand consist of payments made to the relevant pension schemes and accruals for early retirement according to the regular, contractual rates.The early retirement provision for Mr de Becker was released after he left the Company. For an explanation of these charges please refer to the paragraph Pension and pre-pension provision above. The Company has not insured the early retirement plan. Pension premiums in the compensation table represent pension premiums paid to the defined contribution pension plans and the annual charge to net result relating to the liability in the Company's balance sheet regarding the pre-pension provision.

Share options for the members of the Executive Board

At the end of 2004, the members of the Executive Board held option rights on 774,000 Buhrmann ordinary shares granted under the Buhrmann Incentive Plan and the new Buhrmann Incentive Plan. The table below sets forth the movements in the number of outstanding option rights to members of the Executive Board.

	1 January 2004	Granted during the year	Option exercise price*	Fair value of grant in euro**	Granted in 2004	Exercised in 2004	Outstanding 31 December 2004	Expiry date
F.H.J. Koffrie	25,000	1999	15.40	101,000		lapsed	–	11.04.2004
	40,000	2000	32.94	418,000		–	40,000	16.05.2005
	40,000	2001	24.52	317,200		–	40,000	19.04.2006
	55,000	2002	13.69	348,150		–	55,000	05.05.2007
	55,000	2003	2.85	72,600		–	55,000	01.05.2010
	–	2004	7.79	215,900	85,000	–	85,000	02.05.2011
	215,000				**85,000**	**–**	**275,000**	
G. Dean	20,000	1999	15.40	80,800		lapsed	–	11.04.2004
	25,000	2000	26.35	261,250		–	25,000	16.05.2005
	27,500	2001	19.61	218,075		–	27,500	19.04.2006
	35,000	2002	13.69	221,550		–	35,000	05.05.2007
	35,000	2003	2.85	46,200		–	35,000	01.05.2010
	–	2004	7.79	106,680	42,000	–	42,000	02.05.2011
	142,500				**42,000**	**–**	**164,500**	
M.S. Hoffman	15,000	2000	26.35	156,750		–	15,000	16.05.2005
	17,500	2001	29.61	138,775		–	17,500	19.04.2006
	50,000	2002	13.69	316,500		–	50,000	05.05.2007
	50,000	2003	2.85	66,000		–	50,000	01.05.2010
	–	2004	7.79	152,400	60,000	–	60,000	02.05.2011
	132,500				**60,000**	**–**	**192,500**	
F.F. Waller	20,000	2000	32.94	209,000		–	20,000	16.05.2005
	20,000	2001	24.52	158,600		–	20,000	19.04.2006
	30,000	2002	13.69	189,900		–	30,000	05.05.2007
	30,000	2003	2.85	39,600		–	30,000	01.05.2010
	–	2004	7.79	106,680	42,000	–	42,000	02.05.2011
	100,000				**42,000**	**–**	**142,000**	
Total	**590,000**				**229,000**	**–**	**774,000**	

* Under Dutch fiscal rules, management receiving options could under the Buhrmann Incentive Plan up to and including 2003 elect to accept a 25% higher exercise price. The base exercise price was set at €7.79 in 2004, €2.85 in 2003, €13.69 in 2002, €19.61 in 2001, €26.35 in 2000 and €15.40 in 1999 equalling the share price at close of business on the Amsterdam Stock Exchange on 3 May 2004, 2 May 2003, 6 May 2002, 20 April 2001, 17 April 2000 and 7 April 1999 respectively.

** The fair value of the options is estimated by using an option price determination model using assumptions at the moment of the grant. It does not reflect the current market value. Details on the model and assumptions used for the calculation are provided in Note 2 to the Company Balance Sheet.

Loans to members of the Executive Board
Loans totalling €74 thousand (2003: €116 thousand) were outstanding to members of the Executive Board at the end of 2004. No new loans have been made since 2002 and the outstanding loans are repaid over a period of five years from the starting date. Historically they have been granted by the Company within the context of the Share Option Plan and served to finance the upfront Dutch income tax which is due by the optionees on the basis of the option grant.

Specification

in thousands of euro	Principal	Interest	Outstanding as at 31 December 2003	Repaid in 2004	Outstanding as at 31 December 2004
F.H.J. Koffrie:					
1999	46	4.00%	5	5	0
2000	25	5.00%	8	5	3
2001	16	5.25%	8	3	5
2002	78	5.25%	56	16	40
			77	29	48
F.F. Waller:					
2000	13	5.00%	4	3	1
2001	8	5.25%	4	1	3
2002	43	5.25%	31	9	22
			39	13	26
Total			**116**	**42**	**74**

Shareholdings by members of the Executive Board
As at 31 December 2004, the members of the Executive Board held the following number of shares in Buhrmann:

	Ordinary shares
F.H.J. Koffrie	50,595
M.S. Hoffman	75,000
F.F. Waller	3,129
Total	**128,724**

Remuneration of members of the Supervisory Board

The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. The remuneration for members of the Supervisory Board does not depend on the Company's results. Remuneration for the members of the Supervisory Board is composed entirely of base remuneration. Members of the Supervisory Board are not eligible to participate in any bonus or profit-sharing plans, or in any other incentive-based plans maintained by the Company. The Company does not provide pension benefits for members of the Supervisory Board.

Remuneration of members of the Supervisory Board amounted to €270 thousand (2003: €270 thousand).

Specification

in thousands of euro	**2004**	2003
P.C. van den Hoek[1 2]	65.6	70.2
A.G. Jacobs[1 2]	55.6	53.3
R.C. Gay[6]	9.3	28.0
J.J.Hannan[3]	28.0	7.0
S.W. Barnes[4]	18.6	-
J. Peelen[2]	32.6	30.3
A.P. Ressler[5]	-	21.0
G.H. Smit[2]	30.3	30.3
R. Zwartendijk[2]	30.3	30.3
Total	**270.3**	**270.4**

1 Including remuneration received as member of the Supervisory Board of Buhrmann Nederland Holding B.V.
2 Including remuneration received as member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable.
3 Mr Hannan was appointed as member of the Supervisory Board as per 8 October 2003.
4 Mr Barnes was appointed as member of the Supervisory Board as per 29 April 2004.
5 Mr Ressler retired from the Supervisory Board on 8 October 2003.
6 Mr Gay retired from the Supervisory Board on 29 April 2004.

Share options for members of the Supervisory Board

The members of the Supervisory Board held no option rights to Buhrmann shares at the end of 2004.

Shareholdings by members of the Supervisory Board

Of the members of the Supervisory Board, as at 31 December 2004 only the following persons held interests in the capital stock of Buhrmann NV as set forth below:

	Ordinary shares	Depositary receipts of Preference Shares A
P.C. van den Hoek*	31,364	-
A.G. Jacobs	954	411
	32,318	**411**

* Mr van den Hoek transferred the discretionary management of his securities portfolio to an independent third party.

and Dividends

The policy on additions to reserves and dividends adopted by the Annual General Meeting of Shareholders held on 29 April 2004 is the following:

Reserves

Buhrmann aims to add respectively charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and C and after deducting the proposed dividend on ordinary shares. Significant developments for the Company such as financing requirements, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

Dividends on ordinary shares

Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 35% of the consolidated net result available to holders of ordinary shares divided by the number of ordinary shares outstanding at year end. In case exceptional or extraordinary items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (non-cash) elements of these charges. The dividend declared may be distributed in cash and/or stock.

The proposed dividend for a fiscal year must be approved by the Annual General Meeting of Shareholders, and the dividend is paid after this meeting.

The Senior Secured Credit Facility and the Subordinated Bond Loan contain various restrictions on the ability of Buhrmann to pay cash dividends. Buhrmann's ability to pay dividends is contingent on it meeting certain financial ratios as determined by Buhrmann's earnings, indebtedness and other indicators of Buhrmann's financial condition and results of operations.

Dividend payments may be subject to Netherlands statutory withholding taxes.

See also the chapter Description of share capital and Articles of Association of Buhrmann NV.

Dividend Proposal

Of the consolidated net profit of €80.2 million, €11.2 million will be paid to holders of Preference Shares A (representing a statutory dividend of €0.21 per share) and €20.7 million will be paid to holders of Preference Shares C (representing a statutory dividend of 6% per share denominated in US dollars). Dividend on Preference Shares C will be paid in cash.

A proposal will be submitted to the Annual General Meeting of Shareholders to be held on 14 April 2005 to pay a dividend of €0.14 per ordinary share, in line with the policy on additions to reserves and dividends of the Company, this represents 35% of the consolidated net result available to holders of ordinary shares after adding back certain non-cash exceptional charges amounting to €7.8 million, divided by the number of ordinary shares outstanding at 31 December 2004. The remaining part of the profit will be added to the reserves.

The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

Shareholders will be contacted by their bank or agent, by whom on 15 April 2005 (after closure of the stock exchange) their shares are deposited in order to make the choice between a dividend in shares or in cash. The period of time in which shareholders can determine their choice for payment in shares or in cash ends on 28 April 2005 before closure of the Amsterdam Stock Exchange.

On Thursday 28 April 2005 after closure of the stock exchange the Executive Board will determine, on the basis of the average share price on that day, the number of dividend rights of ordinary shares that give title to one ordinary share of nominally €1.20.

The new ordinary shares will be entitled to the dividend over the financial year 2005 and the following years.

As of Monday, 18 April 2005 the new ordinary shares will be listed ex-dividend. No trading in dividend rights will take place.

Transfer of shares (in the case of stock dividend) respectively payment of the cash amount will be effected as from Monday, 2 May 2005.

Auditors' Report

To the General Shareholders' meeting of Buhrmann NV

Introduction
We have audited the accompanying financial statements of Buhrmann NV for the year ended 31 December 2004, as set out on pages 72 - 111 and 124 - 127. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the financial position of the Company as at 31 December 2004, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

Amsterdam, 22 February 2005

PricewaterhouseCoopers Accountants N.V.

Reference: J.A. van Manen
A. Tukker

in millions of euro	2004	2003	2002	2001	2000
Excluding exceptional results					
Results					
Net sales	5,539	8,053	9,948	10,408	9,603
Added value	1,476	1,859	2,253	2,396	2,341
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill and exceptional items (EBITAE)	295	329	456	517	659
Operating result before amortisation and impairment of goodwill and exceptional items (EBITAE)	211	225	342	408	546
Operating result before exceptional items (EBITE)	166	173	272	341	491
Net result from operations before amortisation, impairment of goodwill and exceptional results ('cash earnings')	139	43	129	162	266
Return on sales					
Added value as a percentage of net sales	26.7%	23.1%	22.6%	23.0%	24.4%
EBITAE as a percentage of net sales	3.8%	2.8%	3.4%	3.9%	5.7%
EBITE as a percentage of net sales	3.0%	2.1%	2.7%	3.3%	5.1%
Profitability ('return on capital employed')					
Operating result excluding amortisation and impairment of goodwill and exceptional items as a percentage of average capital employed excluding goodwill	23.3%	14.8%	17.3%	19.7%	29.1%
Operating result before exceptional items including amortisation and impairment of goodwill as a percentage of average capital employed including goodwill	7.1%	5.4%	-6.7%	7.4%	12.5%
Including exceptional results					
Results					
Net sales	5,539	8,053	9,948	10,408	9,603
Added value	1,476	1,854	2,253	2,396	2,341
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill (EBITDA)	290	380	456	517	659
Operating result before amortisation and impairment of goodwill (EBITA)	206	276	342	408	546
Operating result (EBIT)	161	171	-301	341	491
Net result from operations before amortisation, impairment of goodwill ('cash earnings')	125	-27	129	162	266
Return on sales					
Added value as a percentage of net sales	26.7%	23.0%	22.6%	23.0%	24.4%
EBITA as a percentage of net sales	3.7%	3.4%	3.4%	3.9%	5.7%
EBIT as a percentage of net sales	2.9%	2.1%	-3.0%	3.3%	5.1%
Profitability ('return on capital employed')					
Operating result excluding amortisation and impairment of goodwill as a percentage of average capital employed excluding goodwill	23.7%	18.1%	17.3%	19.7%	29.1%
Operating result including amortisation and impairment of goodwill as a percentage of average capital employed including goodwill	7.1%	5.4%	-6.7%	7.4%	12.5%

in millions of euro	2004	2003	2002	2001	2000
Net sales	**5,539**	**8,053**	**9,948**	**10,408**	**9,603**
Cost of trade goods sold	-3,884	-5,933	-7,392	-7,702	-7,004
Other costs of sales	-179	-261	-303	-310	-258
Exceptional costs of sales	–	-5	–	–	–
Total cost of trade goods sold	**-4,063**	**-6,199**	**-7,695**	**-8,012**	**-7,262**
Added value	**1,476**	**1,854**	**2,253**	**2,396**	**2,341**
Labour costs	-889	-1,137	-1,330	-1,390	-1,246
Other operating costs	-292	-393	-467	-489	-436
Exceptional results	-5	56	–	–	–
Depreciation of tangible fixed assets and software	-84	-104	-114	-109	-113
Amortisation of goodwill	-45	-52	-70	-67	-55
Impairment of goodwill	–	-53	-573	–	–
Total operating costs	**-1,315**	**-1,683**	**-2,554**	**-2,055**	**-1,850**
Operating result	**161**	**171**	**-301**	**341**	**491**
Net financing costs	-68	-161	-199	-210	-221
Exceptional financing costs	-35	-96	–	–	–
Total financing costs	**-103**	**-257**	**-199**	**-210**	**-221**
Taxes on result from operations	13	-8	-18	-24	-55
Taxes on exceptional results	20	76	–	–	–
Total taxes	33	68	-18	-24	-55
Other financial results	–	1	16	-3	5
Exceptional other financial results	6	-103	–	–	–
Total other financial results	6	-102	16	-3	5
Minority interests	-17	-14	-12	-9	-9
Exceptional minority interests	–	2	–	–	–
Total minority interests	-17	-12	-12	-9	-9
Net result from operations	**80**	**-132**	**-514**	**95**	**211**
Extraordinary net result (after tax)	–	–	-74	-40	10
Net result	**80**	**-132**	**-588**	**55**	**221**
Interest cover					
EBITDAE divided by net interest charges	4.8	2.2	2.6	2.7	3.2
EBITDA divided by net interest charges	4.6	1.6	2.6	2.7	3.2
Other ratios					
Interest-bearing debt divided by EBITDAE	2.4	2.5	3.8	3.9	3.4
Interest-bearing debt divided by EBITDA	2.4	2.2	3.8	3.9	3.4
Tax burden					
Taxes as a percentage of result on ordinary operations excluding exceptional results and amortisation of goodwill	-9%	12%	12%	12%	17%
Number of employees					
At yearend	17,618	17,832	24,858	27,235	26,296
Average	17,628	23,067	25,984	27,443	25,782

Consolidated Balance Sheet before Appropriation of Profit

year ended 31 December in millions of euro	**2004**	2003	2002	2001	2000
Assets					
Fixed assets					
Intangible fixed assets	1,403	1,543	1,957	2,887	2,357
Tangible fixed assets	190	208	423	510	466
Financial fixed assets	384	421	481	635	487
	1,977	2,172	2,861	4,032	3,310
Current assets					
Inventories	422	423	683	756	784
Trade receivables	731	736	1,507	1,826	1,868
Other receivables	197	201	321	404	399
Cash and deposits	154	145	37	99	57
	1,504	1,505	2,548	3,085	3,108
Total assets	**3,481**	**3,677**	**5,409**	**7,117**	**6,418**
Equity and liabilities					
Group equity					
Shareholders' equity	1,419	1,436	1,770	2,634	1,916
Minority interests	55	48	41	37	32
	1,474	1,484	1,811	2,671	1,948
Provisions					
Pension	16	18	26	25	25
Deferred taxes	109	177	221	340	243
Other	74	79	90	80	114
	199	274	337	445	382
Long-term liabilities					
Subordinated loans	225	392	334	397	376
Other loans	597	557	1,344	1,662	1,694
	822	949	1,678	2,059	2,070
Current liabilities					
Loans	33	28	68	44	91
Credit institutions	6	5	26	–	104
Trade liabilities	663	644	1,064	1,340	1,244
Other liabilities	284	293	425	558	579
	986	970	1,583	1,942	2,018
Total equity and liabilities	**3,481**	**3,677**	**5,409**	**7,117**	**6,418**
Working capital	**419**	**456**	**1,103**	**1,232**	**1,365**
Capital employed	**2,012**	**2,207**	**3,483**	**4,629**	**4,188**
Interest-bearing debt	**707**	**836**	**1,735**	**2,004**	**2,208**
Solvency					
Group equity as a percentage of total assets	42.3%	40.4%	33.5%	37.5%	30.4%
Interest-bearing debt as a percentage of Group equity	48.0%	56.3%	95.8%	75.0%	113.3%

Cash Flow

in millions of euro	2004	2003	2002	2001	2000
Operating result on cash basis (EBITDA adjusted for additions to and releases from provisions)	290	380	457	530	630
Increase/decrease working capital	36	81	52	207	-294
Other operational payables (-)/receivables	-110	-189	-251	-268	-270
Cash flow from operating activities	223	272	258	469	66
Cash flow from investing activities	-82	544	-138	-766	-317
Available cash flow	**141**	**816**	**120**	**-297**	**-251**
Cash flow from financial activities	-127	-681	-208	420	163
Net cash flow	**14**	**135**	**-88**	**123**	**-88**
Number of ordinary shares outstanding (x 1,000)					
At year end	137,595	136,166	132,113	131,326	102,014
Average	137,059	134,653	131,818	123,760	98,790
Basic figures per ordinary share (in euro)					
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings')	0.75	0.08	0.74	1.03	2.35
Net result including amortisation and impairment of goodwill and exceptional and extraordinary result	0.32	-1.23	-4.70	0.17	1.90
Shareholders' equity	6.53	6.68	8.97	15.76	13.45
Dividend	0.14	0.07	0.07	0.16	0.60
Fully diluted* figures per ordinary share (in euro)					
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings')	0.69	0.08	0.74	1.02	2.10
Net result including amortisation and impairment of goodwill and exceptional and extraordinary result	0.32	-1.23	-4.70	0.17	1.72
Shareholders' equity	6.53	6.68	8.97	15.76	13.45

* In case fully diluted figures per share are higher than basic figures per share, fully diluted figures per share are adjusted downwards to basic figures per share.

Contents

The 2004 financial statements of Buhrmann are reported under generally accepted accounting principles in the Netherlands (Dutch GAAP). Therefore reviews, analyses and policies disclosed in this Annual Report are still based on Buhrmann's Dutch GAAP accounts. From 1 January 2005, Buhrmann reports on the basis of International Financial Reporting Standards (IFRS). For information purposes, this IFRS annex to the 2004 Annual Report has been prepared in order to provide an initial overview of our indicative IFRS figures for 2004 (including quarterly results) which will serve as a comparison for 2005. Also included is an overview of the main accounting principles which we will use for our 2005 reporting; these policies might change. The sources of change for the most visible effects on the Consolidated Balance Sheet and Income Statement are explained. The effects to the adjustments to IFRS are recorded in shareholders' equity in the 2004 opening balance sheet, hence a provisional reconciliation of shareholders' equity in the opening balance sheet from Dutch GAAP to IFRS is also included. All presented figures are unaudited.

The changeover of our reporting towards IFRS does not affect the underlying performance of our business. Also, the conversion will not trigger any event related to our existing business or financing arrangements. In respect of our financial policies (including our policy on additions to retained earnings and dividends), an amendment may be necessary for maintaining the same effects in economic terms.

Within the limits of the IFRS framework we strive towards convergence with our US GAAP reporting (Form 20-F). We have decided to use some of the optional exemptions granted by IFRS-1 'First time adoption of IFRS', for, among others, pensions and business combinations. In respect of the standards IAS 32 and IAS 39, we have chosen to include the effects in our 2004 IFRS presentation (i.e. we have not used the exemption) in order to provide a high level of comparability.

Basis of preparation
The financial statements have been prepared under the historical cost convention, unless indicated differently in the accounting policies below or in the notes. Preparing financial statements requires the use of estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reporting and the amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management's best knowledge of current events and actions.

Basis of consolidation
The consolidated financial statements include Buhrmann NV and the entities controlled by Buhrmann (Group companies). Control is achieved when Buhrmann has the power to govern the financial and operating policies of an investee (subsidiary) so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date on which control is obtained and are excluded from consolidation from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries.

On acquisition, the identifiable assets, liabilities and contingent liabilities of a Group company are accounted for at their fair values that existed at the date of acquisition. Any excess of the cost of acquisition over the fair values of the Group's share in the identifiable net assets acquired is recognised as goodwill. Goodwill is capitalised. After initial recognition goodwill is measured at cost less accumulated impairment losses.

At the date a Group company is divested (cease of control), the difference between the realisable value and the net asset value, including the book value of capitalised goodwill, is recorded in the Income Statement.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are only eliminated if cost can be recovered in an external transaction.

The interest of minority shareholders is stated at the minority's proportion of the net asset (equity) values.

Foreign currencies
Transactions in currencies other than the local currency are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary items (e.g. receivables, cash and deposits and liabilities) denominated in currencies other than the local currency are translated at the rates prevailing on the balance sheet date. The resulting translation differences are reflected in the Income Statement.

Translation differences, net of related taxation, arising from long-term loans to Group companies that have the nature of permanent investments, are recorded directly in shareholders' equity.

Translation and exchange differences on loans extended by third parties which are designated as, and effective as, hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are recorded directly in shareholders' equity.

In the Consolidated Financial Statements, the Income Statements and Cash Flow Statement of Group companies whose local currency is not the euro, are translated into euro at average exchange rates. The assets and liabilities of these companies are translated into euro at the rates prevailing at the Balance Sheet date.

Resulting translation differences are recorded directly into shareholders' equity.

When a Group company is divested, the translation differences that were recorded in shareholder's equity are recognised in the Income Statement as part of the result on sale.

Borrowing costs
Borrowing costs that are directly attributable to an acquisition, construction or production of qualifying assets are capitalised as part of the cost of that asset, until the assets are substantially ready for their use.

All other borrowing costs are recognised in the Income Statement in the period in which they are incurred.

Long-term employee benefits
Pension plans

Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate.

Defined contribution plans are post-employment plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the Income Statement as incurred.

Defined benefit plans are post-employment benefit plans other than defined contribution plans.

The liability or (contingent) asset in respect of defined benefit pension plans is recorded in the balance sheet. The liability or (contingent) asset is the net of the fair value of plan assets and the defined benefit obligation at the balance sheet date, including adjustments for unrecognised actuarial gains/losses and past service costs. In case of an asset the amount recognised does not exceed the present value of any benefits in the form of refunds or reductions in future employer contributions to the plan.

Actuarial gains and losses are amortised over the remaining service period when their net cumulative amount exceeds 10% of the assets or obligations of the plan (whichever is higher).

Other employee benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. Buhrmann recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits due more than 12 months, after the balance sheet date, are discounted to present value.

Income taxes, deferred taxes and tax liabilities

The amount of tax included in the Income Statement is based on the reported accounting profit plus or minus permanent differences and includes changes in valuation allowances on deferred taxes.

Current tax assets and liabilities are stated at nominal value using the tax rates prevailing on balance sheet date.

Deferred tax assets and liabilities are recognised for temporary differences in the carrying value in the balance sheet of assets and liabilities and their tax base and for loss carry-forwards.

Deferred taxes are stated at nominal value and are determined at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Within tax groups, where the exercise periods permit and offsetting is legally enforceable, deferred tax assets and liabilities are netted.

Deferred tax assets are recognised insofar as realisation is probable. In connection with the probability of realisation, valuation allowances are recorded. Realisation is dependent upon the generation of future taxable income before losses expire.

Tax expense and income related to items that are recorded in shareholders' equity are recorded likewise.

No withholding taxes are provided for the undistributed earnings of foreign subsidiaries.

Property, plant and equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognised as an expense and calculated in principle on a straight-line basis over the expected useful lives of the assets, taking into account a potential residual value. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over its own useful life.

Borrowing costs to finance the construction of property, plant and equipment are capitalised as part of the costs of the asset, during the period of time that is required to complete and prepare the asset for its intended use.

Maintenance, repairs and renewals are generally charged to expense during the period in which they are incurred. However, major renovations are capitalised and included in the carrying amount of the asset when it is probable that future economic benefits will increase beyond the originally assessed level. Major improvements are depreciated over the useful life of the component, not exceeding the remaining useful life of the related asset.

Where the estimated recoverable amount falls below the carrying amount of an asset, the asset is written down immediately (impairment) to its recoverable amount.

The recoverable amount is the higher of the net selling price and its value in use.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. These results are recorded in the Income Statement.

Goodwill

Acquisitions of companies are accounted for using the purchase accounting method.

Goodwill represents the excess of the cost of an acquisition over the fair value (based on Buhrmann accounting policies) of the Group's share of the net assets of the acquired company at the date of the acquisition.

Goodwill on acquisitions of Group companies is included in goodwill. Goodwill on acquisition of associates is included in investments in associates.

Goodwill on acquisitions that occurred prior to 1 January 1997 has been charged in full to retained earnings in shareholders' equity; such goodwill has not been retroactively capitalised and amortised.

After the initial recognition, goodwill is measured at cost less accumulated impairment losses and less, until 2004, accumulated amortisation. As per 1 January 2004, under IFRS amortisation of goodwill has ceased.

Goodwill is tested for impairment at least annually. Goodwill related to cash-generating units whose carrying values exceed their recoverable amount are written down to the higher of the net selling price or the discounted net future cash flows expected to be generated. Impairment losses are recognised as an expense immediately.

Other intangible assets

Intangible assets other than goodwill such as software are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised as an expense and calculated on a straight-line basis over the expected useful lives of the assets, taking into account a potential residual value.

Borrowing costs to finance the development of software are included in the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control, in the financial and operational policy decisions of the investee through participation. Significant influence is assumed when the Group holds 20% or more of the voting power.

Investments in associates are carried in the balance sheet at the Group's share in the value of the net assets of the associate, plus the goodwill recognised at acquisition, less any impairment in the value of individual investments.

Results of associated companies are determined in accordance with Buhrmann's accounting policies. For these companies, the proportional share in the result is shown using the equity method. Distributions received from the investee reduce the carrying amount of the investment.

Inventories

Inventories related to goods for resale, used machines and goods in transit are valued at the lower of costs or net realisable value. Cost is based on the weighted average cost (taking into account discounts and rebates from suppliers) and includes import duties and other taxes (other than those subsequently recoverable from the tax authority) and inbound transportation, handling and other costs directly attributable to the acquisition of finished goods.

Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. However, cash discounts from suppliers for prompt payment are recognised when incurred.

The difference between cost of purchase and net realisable value (if the latter is lower) is the allowance for obsolete and slow moving items.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for doubtful receivables.

Other receivables

Other receivables and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for doubtful receivables and includes rebates and catalogue income.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at fair value comprising:

- cash on hand, deposits held at call with banks; and
- other short-term highly liquid investments with original maturities of three months or less.

Ordinary shares, preference shares and convertible bond notes

Buhrmann's ordinary shares are classified as shareholders' equity.

Buhrmann's Preference Shares A are classified as a liability. The convertible Subordinated Bond Notes are classified as a compound financial instrument and recorded accordingly partly under equity and partly as liabilities. Buhrmann's Preference Shares C are classified as a liability. The Preference Shares C have a conversion option. As this option is indexed to both the share price and the USD/EUR exchange rate, the conversion option classifies as a derivative. Therefore it is valued separately as a derivative (liability) at fair value.

External costs directly attributable to the issue of new shares, other than in connection with business combinations, are shown in shareholders' equity as a deduction, net of tax, from the share premium.

Derivatives

Derivatives, such as interest rate swaps and currency swaps, are measured at there fair values. The changes in the fair values of derivatives are in principle recorded in the income statement.

Stock option plans

Stock options are granted to a group of managers.

The plans meet the definition of equity settled share based compensation.

The fair value of the options is recognised as labour cost during the vesting period, with a corresponding increase in shareholders' equity.

Minority interest

The portion of third parties in the net equity of fully consolidated subsidiaries in which Buhrmann has less than 100% of the issued share capital is disclosed as minority interest in the balance sheet.

Minority interests in the net assets consist of:

- the amount of those minority interests at the date of the original acquisition calculated at fair value at that date; and
- the minority's share of changes in equity since the date of the combination.

Provisions

Provisions are recognised when the Group has:

- a present legal or constructive obligation as a result of past events;
- it is probable that an outflow of resources will be required to settle the obligation; and
- a reliable estimate of the amount can be made.

Provisions include integration and reorganisation accruals following divestments and restructuring of the business.

Provisions for restructuring as a result of an acquisition are only recognised as part of the cost of the acquisition if the acquired company has an existing liability for restructuring recognised before the acquisition date.

A provision recognised after an acquisition cannot be recognised as part of the cost of the acquisition and is therefore not part of goodwill as result of the acquisition. In this case the provision is set up through the Income Statement.

Employee benefit obligations

Group companies can have various pension schemes in accordance with local conditions and practices in the countries in which they operate.

Defined contribution plans are post-employment plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the Income Statement as incurred.

Defined benefit plans are post-employment benefit plans other than defined contribution plans.

The liability or (contingent) asset in respect of defined benefit pension plans is recorded in the balance sheet. The liability or (contingent) asset is the net of the fair value of plan assets and the defined benefit obligation at the balance sheet date, including adjustments for unrecognised actuarial gains/losses and past service costs. In case of an asset the amount recognised does not exceed the present value of any benefits in the form of refunds or reductions in future employer contributions to the plan. Actuarial gains and losses are amortised over the remaining service period when their net cumulative amount exceeds 10% of the assets or obligations of the plan (the corridor) whichever is higher.

Non-current financial liabilities

Non-current financial liabilities are recognised initially at fair value of the proceeds received, net of transaction costs incurred.

Non-current financial liabilities are subsequently stated at amortised cost. The difference between the net proceeds and the redemption value is recognised (accretion) on the basis of the effective interest method in the Income Statement over the period of the non-current financial liabilities.

Leases

Leases are classified as financial leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset.

All other leases are classified as operational leases.

Assets under finance lease are recognised as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments.

The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Payments under operating leases are expensed on a straight-line basis over the term of the relevant lease.

Current liabilities

Current liabilities other than derivatives are initially recognised at fair value net of transaction costs incurred and subsequently stated at amortised cost using the effective interest method. Derivative liabilities are recognised at fair value.

Revenue recognition

Net sales represent the invoiced value, net of sales tax, of deliveries and services rendered to third parties, less discounts and rebates to customers.

Sales of goods are recognised when:

- Significant risks and rewards of ownership have been transferred to the buyer. In most cases, the significant risks and rewards of ownership are transferred at the point of delivery or at the moment after installation (ready to operate), depending on shipping terms, contractual arrangements and performance obligations.
- Buhrmann retains neither continuing managerial involvement nor effective control over the goods sold.
- The amount of revenue can be measured reliably and collectibility is reasonably assured.
- The related cost (of sales) can be measured reliably.

If an entity retains only an insignificant risk of ownership, the transaction is a sale and revenue is recognised.

Sales of services are recognised in the period in which the services are rendered.

Rebates to clients are recognised based on the volumes sold over the contract period. During the year the accrual is based on estimates of volumes to be realised.

Total cost of trade goods sold

Cost of trade goods sold represent the purchase price of trade goods sold plus import duties and other taxes (other than those subsequently recoverable from the tax authority) and inbound transportation, handling and other costs directly attributable to the acquisition of finished goods. The purchase price is net of discounts and rebates received from suppliers.

Non volume related catalogue income (unconditional) less the costs to produce a catalogue is recognised under cost of goods sold linear over the period the catalogue is generating sales ('street life'). Volume related catalogue income (conditional) is treated as volume rebates.

Other operating expenses

Other operating expenses include costs of uncollectable amounts receivable.

Disclosure of material items of income and expense

During the course of a year, certain events take place that may be viewed as part of normal business operations. These events however, may have unique characteristics that set them apart from the company's standard day-to-day operations. These events may be infrequent and of such a size that reporting them separately provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as material restructurings impact the Company's operations and cost structure significantly, such that reporting them separately aims to clarify the effect of these decisions on the results of operations.

Cash Flow Statement

The Consolidated Cash Flow Statement is reported under the indirect method and it is derived from the Income Statement and from other changes between the opening and closing balance sheets in local currencies, translated at average exchange rates.

The Cash Flow Statement shows three separate flows, each linked to a certain activity:

- Cash flow resulting from operating activities.
- Cash flow resulting from investing activities.
- Cash flow resulting from financing activities.

Reconciliation of Income Statement for 2004

in millions of euro

	Dutch GAAP	Reclassification*	Dutch GAAP after reclassifications	Note	Adjustment on Dutch GAAP to IFRS	IFRS
Net sales	5,539		5,539	1	6	5,545
Cost of trade goods sold	-4,063	172	-3,891	2	3	-3,888
Added value / gross profit	**1,476**	**172**	**1,648**		**9**	**1,657**
Employee benefits	-889	3	-886	3	7	-879
Other operating expenses	-292	-175	-467	4	-6	-473
Exceptional operating results	-5	–	-5		–	-5
Depreciation of property, plant and software	-84	–	-84	5	-1	-85
Amortisation of intangible assets (goodwill)	-45	–	-45	6	45	–
Total operating expenses	-1,315	-172	-1,487		45	-1,442
Operating result	**161**	**-**	**161**		**54**	**215**
Net financing costs	-68	–	-68		-24	-92
Exceptional financing costs	-35	–	-35		-6	-41
Total financing costs	-103	–	-103	7	-30	-133
Result from operations before tax	**58**	**-**	**58**		**24**	**82**
Taxes on operating result	13	–	13	8	-22	-9
Exceptionally tax results	20	–	20		2	22
Total taxes	33	–	33		-20	13
Other financial results	–	–	–		–	–
Exceptional other financial results	6	–	6		–	6
Total other financial results	6	–	6		–	6
Minority interest	-17		-17		-1	-18
Net result **	**80**	**-**	**80**		**3**	**83**

* Reclassifications

With the transition from Dutch GAAP to IFRS a reclassification of the Income Statement is established. Starting the financial year 2005 and including the comparatives of 2004 the following reclassifications are made:

- Under Dutch GAAP, delivery expenses were included in other costs of trade goods sold. Under IFRS, delivery expenses are included as other operating expenses (€133 million).
- Under Dutch GAAP, the expenses related to temporary employees were included in other costs of trade goods sold. Under IFRS, these expenses are reported as sub-contractor costs as part of other operating expenses (€30 million).
- Under Dutch GAAP, the additions to and releases from the allowance for bad debt were included in the other costs of trade goods sold. Under IFRS, these additions or releases will be as part of other operating expenses (€6 million).
- Under Dutch GAAP, the compensation paid to commission merchants were included in other costs of trade goods sold. Under IFRS, these expenses are included in other operating expenses (€3 million).
- Under Dutch GAAP, certain fees were reported as part of employee benefits. Under IFRS, these expenses are included in other operating expenses (€3 million).

Due to the abovementioned changes that impact the reported other costs of trade goods sold, we decided to rename 'Added value' in 'Gross profit'.

** Under IFRS, net result includes €19 million of income due to fair value adjustments.

Notes to the Reconciliation of the Income Statement for 2004

1 Net sales
Under Dutch GAAP, income from freight expenses charged to customers was netted against the delivery expenses. Under IFRS this income is reported under sales (€6 million). Further, net sales changed as a result of minor changes in revenue recognition.

2 Cost of trade goods sold
Under Dutch GAAP we recognised catalogue income on the principle of revenue matching. In practice, that is the period that the catalogue is in use ('street life'). Under IFRS we have not changed the recognition of unconditional catalogue income; conditional catalogue income however is now deemed to be volume related and consequently earned based on volumes purchased. This rebate type of income is deferred under inventory and released to income (€3 million) when the relevant merchandise has been sold, identical to volume related vendor rebates.

3 Employee benefits
Under IFRS, the net periodic pension costs of our defined benefit plans (consisting of service costs, interest costs and the expected return on assets) are recognised as operating expenses. This change resulted in a benefit of €14 million in 2004.

Under IFRS, Share-based payments are recognised as expense in the Income Statement, measured at fair value. For Buhrmann this applies to the Buhrmann Incentive Plan and the Corporate Express Australia share based plans. Under Dutch GAAP share based payments did not result in charges in the Income Statement (but were disclosed in a footnote). The calculated value of an option series is expensed on a straight-line basis over the vesting period as an operating cost. This change resulted in a charge of €7 million in 2004.

4 Other operating expenses
The change in other operating expenses (€6 million expense) is caused by the under Note 1 mentioned change in sales.

5 Depreciation of property, plant and equipment and software
Under IFRS assets for rental and demo machines, like we have in our Graphic Systems Division, are reclassified from inventories to property, plant and equipment. As a result the depreciation cost on these assets under IFRS is reported under depreciation of property, plant and equipment. Under Dutch GAAP this depreciation cost was reported as part of cost of trade goods sold.

6 Amortisation of intangible assets (goodwill)
Under IFRS goodwill is no longer systematically amortised, but at least annually a goodwill impairment test will be performed. Under Dutch GAAP Buhrmann performed very similar goodwill impairment tests. As per 1 January 2004 amortisation under IFRS ceased.

7 Net financing costs
Under IFRS, our Subordinated Convertible Bond is recognised as a compound financial instrument. The carrying amount of the liability component has been valued by measuring the fair value of a similar liability at issuance that does not have an associated equity component.

The carrying amount of the equity instrument is determined by deducting the fair value of the financial liability from the face value of the financial instrument as a whole. Interest charges are calculated under the effective interest method resulting in imputed interest (€4 million expense).

Under IFRS our Preference Shares A and C qualify as a liability. For the Preference Shares A, the (non-tax deductible) interest charge equals the dividend payable on the instrument (€11 million expense).

For the Preference Shares C, the (non-tax deductible) interest charges are calculated under the effective interest method (€31 million expense).

The Preference Shares C have a conversion option. As this option is indexed to both the share price and the US$/€ exchange rate, the conversion option classifies as a derivative under IFRS rather than as equity. Therefore it is valued separately as a derivative (liability) at fair value. The changes in fair value of this derivative (liability) is accounted for in the Income Statement (€5million expense).

As the Preference Shares C are denominated in US$ and under IFRS qualifies as a liability the translation result on this debt is recognised in the Income Statement (€22 million income).

In our Dutch GAAP accounts financing fees are capitalised under financial assets and amortised linearly over the term of the related financing. Under IFRS transaction costs are deducted from the proceeds received. These net proceeds including any discounts or premiums make up the amortised costs. The difference between the amortised costs and the redemption value is recognised ('accretion') in the Income Statement over the period of the financing using the effective interest method (net financing costs €2 million income, exceptional financing costs €6 million expense).

Under IFRS, the fair value changes of Interest Rate Swaps qualify as financing costs, resulting in a benefit of €2 million.

In total net financing costs under IFRS include €20 million of income due to fair value adjustments.

8 Tax on operating result
Our IFRS accounting results in a different tax position than under Dutch GAAP. It is fairly similar to our US GAAP accounting. Specific IFRS accounting rules may generate in some cases tax effects, which are reflected in the presented Consolidated Financial Statements (taxes on result from operations €22 million, exceptional tax results €2 million).

Reconciliation of the Opening Balance Sheet 1 January 2004

in millions of euro	Notes	Dutch GAAP	Effects of transition to IFRS	IFRS
Non-current assets				
Property, plant and equipment	a,j	208	16	224
Goodwill		1,400	-	1,399
Intangible assets		143	-1	143
Investments in associates		6	-	6
Deferred tax assets	b	366	70	436
Prepaid pension costs	c	-	113	113
Other financial assets	c,d	49	-26	22
		2,172	172	2,343
Current assets				
Inventories	a,e	423	-24	399
Receivables	f	736	40	776
Other current assets	e	201	-27	173
Cash and cash equivalents		145	-	145
		1,505	-11	1,493
Total assets		**3,677**	**162**	**3,837**
Equity				
Net equity	k	1,436	-343	1,093
Minority interests		48	-	48
Total equity		**1,484**	**-343**	**1,142**
Non-current liabilities				
Loans	d,g,j	949	401	1,349
Deferred tax liabilities	b	177	28	205
Employee benefit obligations	c	18	18	36
Provisions		79	-	79
Total non-current liabilities		**1,223**	**446**	**1,669**
Trade payables		644	-	644
Other liabilities	e,f,h	293	58	350
Loans		28	-	28
Credit institutions		5	-	5
Total current liabilities		**970**	**58**	**1,026**
Total equity and liabilities		**3,677**	**162**	**3,837**

Notes to the Reconciliation of the Opening Balance Sheet

a Property, plant and equipment

Under IFRS assets for rental and demo machines, like we have in our Graphic Systems Division, with a total book value per 1 January 2004 of €15 million are reclassified from inventories to property, plant and equipment.

b Deferred tax assets

In the IFRS opening balance sheet the following adjustments have been made to deferred tax balances:

- Valuation allowances on deferred tax assets amounting to €19 million that do not qualify under IFRS.
- Differences in allocation of tax provisions resulting in an adjustment in the IFRS opening balance sheet of €32 million.

The adjustments included in the IFRS opening balance sheet resulted in a deferred tax adjustment of €8 million.

in millions of euro	Notes	1 January 2004
Pensions	c	-36
Catalogue income	e	15
Derivatives	h	4
Other		9
Total adjustment to deferred tax		**-8**

This adjustment of €8 million is recognised in the balance sheet as a deferred tax asset of €20 million and a deferred tax liability of €28 million.

c Prepaid pension costs, financial assets and employee benefit obligations

IFRS requires defined benefit obligations and plan assets to be measured and recognised at fair value resulting in significant differences with Dutch GAAP. In addition to guidance on accounting for pension plans, IAS 19 includes guidance on all post-retirement and long-term employee benefits.

All actuarial gains and losses arising before the date of transition in the opening balance sheet are recognised, using the exemption as mentioned in IFRS 1.

All identified pension plans except for the Dutch pension plan are underfunded under IFRS and resulted in an increase in employee benefit obligation for a total amount of €18 million and a decrease in financial asset of €3 million. The Dutch pension plan is overfunded for an amount of €111 million resulting in an asset that is subject to a limitation based on recoverability. Expecting that entire amount will be recoverable an amount of €111 million is recognised as an asset in the opening balance sheet for the Dutch plan against equity and deferred tax.

d Financial assets

Under Dutch GAAP financing costs were capitalised and amortised linearly over the term of the related financing. Under IFRS financing costs are deducted from the proceeds received. The net of proceeds received, financing costs and any discounts or premiums are valued at amortised cost using the effective interest rate method.

Under Dutch GAAP financing fees amounting to €30 million were recorded as a financial asset as per 31 December 2003; under IFRS €24 million qualifies as financing fees. The difference is booked against equity and deferred taxes.

Financing costs for the revolver and short-term securitised notes (€7 million) are treated and reported similarly under IFRS and Dutch GAAP. The costs are capitalised and amortised on a straight-line basis over the life of the revolved respectively securitisation programme.

e Inventories and current assets

Under IFRS assets for rental and demo machines, like we have in our Graphic Systems Division, with a total book value per 1 January 2004 of €15 million are reclassified from inventories to property, plant and equipment.

In the opening balance sheet for IFRS a change in the application of the accounting policy for catalogue income has been made. Under Dutch GAAP catalogue income was recognised as revenue matching the period that the catalogue is in use ('street life'). Under IFRS we have not changed the recognition of unconditional catalogue income; conditional catalogue income however is now deemed to be volume related and consequently earned based on volumes purchased. This rebate type of income is deferred under inventory and released to income when the relevant merchandise has been sold, identical to volume related vendor rebates.

The effect in the IFRS opening balance sheet for the change in application of the accounting policy for catalogue income is to decrease inventories by €8 million, to decrease other current assets by €27 million and increase other current liabilities by €5 million against equity and deferred taxes.

f Receivables

Under Dutch GAAP certain instalment receivables, sold to bank, for which the banks keep a right of recourse towards Buhrmann were not accounted for on balance under Dutch GAAP. Derecognition of these receivables in not allowed under IFRS.

Although one of the IFRS 1 exemptions states that receivables derecognised under previous GAAP prior to 1 January 2004 do not need to be adjusted on the IFRS opening balance, Buhrmann has decided not to elect this exemption and has accounted for an adjustment of €40 million in relation to this issue. The effect is to increase other current assets by €40 million and to increase current liabilities by €40 million.

g Equity and non current financial liabilities

Under IFRS our Preference Shares A and C qualify as a liabilities. As the liability of Preference Shares A is perpetual, the related financing fees are not amortised. For the Preference Shares A, the (non-tax deductible) interest charge equals the dividend payable on the instrument. For the Preference Shares C, the (non-tax deductible) interest charges are calculated using the effective interest method.

The Preference Shares C have a conversion option. As this option is indexed to both the share price and the US$/€ exchange rate, the conversion option classifies as a derivative under IFRS rather than as equity. Therefore it is valued separately as a derivative (liability) at fair value. The changes in fair value of this derivative (liability) are accounted for in the Income Statement.

As from 2004 interest fees are calculated using the effective interest method.

The effect of the Preference Shares A is to decrease equity by €174 million and to increase loans by €174 million (net of financing fees).

The effect of the Preference Shares C is to decrease equity by €283 million, increase loans by €283 million.

Under IFRS, the components of a financial instrument that create a financial liability of the entity and grants an option to the holder of the instrument to convert it into an equity instrument of the entity are recognised separately. The Subordinated Convertible Bond, amounting to €111 million net of financing costs, qualifies for such treatment.

The carrying amount of the liability component has been valued by measuring the fair value of a similar liability at issuance that does not have an associated equity component, resulting in a liability of €73 million after deduction of pro rata financing fees.

The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole resulting in an amount of €37 million (net of pro rata financing fees). The effect is to decrease loans and to increase equity by €37 million.

h Current liabilities

Under IFRS all derivates are recognised on the balance sheet at fair value. Under Dutch GAAP interest rate swaps were not recognised on the balance sheet. The fair value of the interest rate swaps has now been recognised as per 1 January 2004 amounting to a liability of €10 million. The effect is an increase in current liabilities of €10 million against equity and deferred taxes.

i Equity

IFRS 2 requires that all share-based payments (such as stock options) are recognised as expense in the profit and loss account and measured at fair value. Under Dutch GAAP share based payments did not result in charges to the profit and loss account.

IFRS 2 has to be applied for options granted after 7 November 2002, but entities are encouraged to apply this IFRS also for the options granted before 7 November 2002. Buhrmann has decided to apply IFRS 2 for all outstanding options, so also for options granted before 7 November 2002.

The options granted in 1999 up to and including 2003 are valued on the basis of Black & Scholes option model (as already disclosed in Form 20-F and Dutch GAAP).

The options granted in 2004 are valued on the basis of Black & Scholes option model taking into account the number of options that will vest based on the performance-related vesting conditions of the option programme.

Besides tax effects, equity as at 1 January 2004 has not changed resulting from IFRS 2. The composition of equity however changed with the introduction of the option reserve. The option reserve reflects the options that are expected to vest and those that have actually been vested.

The effect is an increase in option reserve of €21 million against retained earnings and deferred taxes.

j Several minor adjustments

Increase in property, plant and equipment of €1 million and an increase in other payables €3 million against equity and deferred tax.

Notes to the Reconciliation of the Opening Balance Sheet

k Equity reconciliation in Opening Balance Sheet

	in millions of euro
Shareholders' equity per 31 December 2003 according to Dutch GAAP	**1,436**
Adjustments for: (net of taxes)	
Preference Shares A	-174
Preference Shares C	-281
Convertible Bond	37
Derivatives	-6
Recognition financing fees	-3
Deferred tax	51
Defined benefit plans	59
Revenue recognition	-24
Leasing	-3
Other	1
	-343
Shareholder's equity per 1 January 2004 according to IFRS	**1,093**

Reconciliation of the Balance Sheet

31 December 2004

in millions of euro	Dutch GAAP	Effects of transition to IFRS	IFRS
Non-current assets			
Property, plant and equipment	190	11	201
Goodwill	1,282	41	1,323
Intangible assets	121	2	123
Investments in associates	5	–	4
Deferred tax assets	335	57	392
Prepaid pension costs	–	124	124
Other financial assets	44	-26	19
	1,977	209	2,185
Current assets			
Inventories	422	-19	403
Receivables	731	23	754
Other current assets	197	-18	179
Cash and cash equivalents	154	–	154
	1,504	-14	1,490
Total assets	**3,481**	**194**	**3,675**
Equity			
Net equity	1,419	-321	1,098
Minority interests	55	1	56
Total equity	**1,474**	**-320**	**1,154**
Non-current liabilities			
Loans	822	418	1,239
Deferred tax liabilities	109	39	148
Employee benefit obligations	16	16	33
Provisions	74	5	78
Total non current liabilities	**1,021**	**477**	**1,498**
Trade payables	663	-1	662
Other liabilities	284	38	322
Loans	33	–	33
Credit institutions	6	–	6
Total current liabilities	**986**	**37**	**1,023**
Total equity and liabilities	**3,481**	**194**	**3,675**

Equity reconciliation in 31 December 2004

in millions of euro	Dutch GAAP	Effects of transition to IFRS	IFRS
Shareholders' equity per 31 December 2003 / 1 January 2004	**1,436**	**-343**	**1,093**
Dividend ordinary shares for 2003	-4	–	-4
Share issue	5	–	5
Result 2004	80	3	83
Accrual dividend Preference Shares A for 2004	-11	11	–
Release share-based payment reserve	–	6	6
Translation differences	-87	3	-84
Shareholder's equity per 31 December 2004	**1,419**	**-321**	**1,098**

Income Statement 2004 per quarter

in millions of euro	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Net sales	1,353	1,424	1,350	1,417
Cost of trade goods sold	-939	-1,013	-943	-992
Gross profit	**414**	**411**	**407**	**425**
Operating expenses	-339	-339	-337	-338
Exceptional operating expenses	–	–	–	-5
Depreciation	-20	-21	-20	-24
Operating result	**55**	**52**	**51**	**58**
Net financing cost	-43	-27	-20	-3
Exceptional financing costs	–	-38	-2	-1
Result from operations before tax	**12**	**-13**	**29**	**54**
Taxes	-2	5	-2	-10
Exceptional tax items	–	21	1	1
Other exceptional financial results	–	3	–	3
Minority interest	-4	-5	-4	-5
Net result	**6**	**11**	**22**	**43**

in euro	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Net result per share, excluding exceptional results				
'Basic'	0.05	0.19	0.17	0.33
'Diluted'	0.14	0.20	0.12	0.18
Net result per share, excluding exceptional results and fair value adjustments				
'Basic'	0.13	0.19	0.11	0.17
'Diluted'	0.14	0.19	0.13	0.17

Balance Sheet 2004 per quarter

in millions of euro	31 March	30 June	30 September	31 December
Non-current assets				
Goodwill	1,445	1,429	1,417	1,323
Other non current assets	977	988	962	862
Total non-current assets	**2,422**	**2,417**	**2,379**	**2,185**
Current assets				
Inventories	373	367	380	403
Receivables	749	797	754	754
Other current assets	153	174	180	179
Cash and cash equivalents	130	158	57	154
Total current assets	**1,405**	**1,495**	**1,371**	**1,490**
Total assets	**3,827**	**3,913**	**3,750**	**3,675**
Equity				
Shareholders' equity	1,143	1,139	1,148	1,098
Minority interest	52	52	57	56
Total equity	**1,195**	**1,191**	**1,205**	**1,154**
Non-current liabilities				
Loans	1,382	1,404	1,311	1,239
Deferred tax liabilities	223	209	194	148
Employee benefits obligations	35	35	35	33
Provisions	83	87	84	78
Total non-current liabilities	**1,723**	**1,735**	**1,624**	**1,498**
Current liabilities				
Trade and other liabilities	855	956	887	984
Loans	30	31	33	33
Credit institutions	23	–	–	6
Total current liabilities	**909**	**987**	**921**	**1,023**
Total equity and liabilities	**3,827**	**3,913**	**3,750**	**3,675**

Preliminary and unaudited

Development in the number of Buhrmann ordinary shares issued and outstanding

	On 1 January issued	Stock dividend [1]	Equity placements and restructuring [2]	**On 31 December issued**	Treasury stock [3]	**On 31 December outstanding**
2000	96,393,711	2,050,419	4,100,000	102,544,130	530,538	102,013,592
2001	102,544,130	1,690,863	27,600,000	131,834,993	509,355	131,325,638
2002	131,834,993	793,068	–	132,628,061	515,418	132,112,643
2003	132,628,061	4,063,857	–	136,691,918	526,155	136,165,763
2004	**136,691,918**	**1,434,610**	**–**	**138,126,528**	**531,364**	**137,595,164**

1 In 2000 and 2001 shareholders could choose to receive the dividend in stock rather than cash. Since 2002 a stock dividend was paid. For shareholders who wished to receive a cash amount, the Company sold the shares in which the stock dividends have been converted
2 In 2000 and 2001 capital increases were effected at €29.90 and €25.00 per share.
3 Treasury stock are shares purchased to avoid dilution primarily caused by the exercise of option rights under the Buhrmann Incentive Plan.

Composition of enterprise value (at year end)


in millions of euro
6,000
5,000
4,000
3,000
2,000
1,000
0
Long-term loans
Preference Shares A
Preference Shares C
Ordinary shares
2000
2001
2002
2003
2004

Enterprise value (high, low, year end)


in billions of euro
8
7
6
5
4
3
2
1
0
6.7
5.9
4.1
7.0
4.2
3.3
4.8
2.8
2.6
3.2
2.3
2.3
2.7
2.3
2.1
2000
2001
2002
2003
2004

Ordinary shares and Preference Shares A are valued at market price. The Preference Shares C are valued at nominal value if the ordinary shares quote below the conversion price of the Preference Shares C. When the price of ordinary shares is above conversion price the value of the Preference Shares C is determined as the price of the ordinary shares times the amount of outstanding Preference Shares C. The Convertible Bonds 2010 are considered to be debt.

Credit agency ratings

at year end 2004	Rating*	Outlook
Moody's	Ba3	Stable
S&P	BB-	Stable

* *Rating relates to Senior Implied Debt Rating and Senior Credit Facilities.*

Earnings per share (reported)

Net result from ordinary operations before amortisation of goodwill before exceptional items.

in euro	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
2003	0.02	0.02	0.03	0.12	0.19
2004	**0.13**	**0.18**	**0.14**	**0.24**	**0.69**

Buhrmann reports earnings per share on a fully diluted basis, thereby reflecting the potential conversion of Preference Shares C as well as Convertible bonds into ordinary shares. See page 90 and page 91 for a more detailed overview.

Share price development Buhrmann ordinary shares versus AEX index (2002–31 December 2004)


Buhrmann share price (in euro)
AEX Index
Volumes of Buhrmann shares traded
Buhrmann share price
AEX index
25
20
15
10
5
0
600
500
400
300
200
16,000,000
12,800,000
9,600,000
6,400,000
3,200,000
0
03.01.02
31.12.02
31.12.03
31.12.04

Indicative spread of ordinary shares

in percentage



1. The Netherlands 33%
2. United Kingdom 31%
3. North America 17%
4. France 7%
5. Unidentified 6%
6. Rest of Europe 5%
7. Rest of the world 1%

Indicative (geographical) spread of ordinary shares as on 31 December 2004

in percentage	Private	Institutional	**Total 2004**	Total 2003
The Netherlands	11	22	**33**	27
United Kingdom	0	31	**31**	39
France	0	7	**7**	3
Rest of Europe	1	4	**5**	6
North America	–	17	**17**	17
Rest of the world	–	1	**1**	3
Unidentified	–	6	**6**	5
Total	**12**	**88**	**100**	**100**

Major shareholders

Buhrmann's voting capital consists of 138.1 million ordinary shares, 53.3 million Preference Shares A and 13,628 Preference Shares C, convertible into ordinary shares.

Under the Disclosure of Major Holdings in Listed Companies Act, shareholders are obliged to give notice to Dutch Authority Financial Markets of interests exceeding certain thresholds.

- AEGON NV (5–10%)
- Bain Capital, LLC (potential interest) (5–10%)
- Cobepa NV (5–10%)
- Fortis Utrecht NV (5–10%)
- HIB Capital NV (5–10%)
- Apollo Investment Fund IV, L.P. (potential interest) (10–25%)
- ING Group (10–25%)

Almost all these holdings are a combination of ordinary and (depositary receipts of) Preference Shares A. Stichting Administratiekantoor van Preferente Aandelen Buhrmann is holding 53.3 million Preference Shares A. This represents up to a maximum of 29% voting interest in Buhrmann NV (see Description of share capital, as from page 116).

Market capitalisation ordinary shares

in millions of euro	High	Low	Year end
2000	3,589	1,598	2,928
2001	3,908	703	1,626
2002	2,079	317	552
2003	1,097	260	944
2004	**1,246**	**791**	**987**

Price of ordinary shares (daily closing)

in euro	High	Low	Year end
2000	35.00	16.58	28.55
2001	33.00	5.33	12.33
2002	15.83	2.40	4.16
2003	8.03	1.97	6.91
2004	**9.15**	**5.73**	**7.15**

Price of American Depositary Receipts (daily closing)

in USD	High	Low	Year end
2003	9.05	2.10	8.75
2004	**11.73**	**7.30**	**9.87**

Price of Preference Shares A (daily closing)

in euro	High	Low	Year end
2003	3.70	2.44	3.20
2004	**3.46**	**2.90**	**2.95**

Annual volume of Buhrmann ordinary shares traded on Euronext Amsterdam*

	Number of shares (millions)	Effective sales (x EUR millions)
2000	293.9	9,896
2001	199.5	7,723
2002	191.7	3,300
2003	269.0	2,786
2004	**253.3**	**3,680**

* In 2000 the reported number of shares traded was based on the customary reporting of the former AEX in Amsterdam which includes double counting of trades. As of 2001 the reported numbers of shares traded are as reported by Euronext Amsterdam. These numbers are affected by the exchange systems change-over per 31 October 2001.

Movement in price of Buhrmann ordinary shares on Euronext Amsterdam

(2004 – 9 February 2005)


12
10
8
6
4
2
0
Publication full year results 2003
AGM
Publication first quarter results 2004
Restructured debt portfolio
Publication second quarter results 2004
Revised corporate governances structure preference shares
Publication third quarter results 2004
12.02.04
09.02.05

Stock exchange listings

Buhrmann ordinary shares are listed on Euronext in Amsterdam (BUHR) and NYSE in New York (BUH). The shares trade in the United States in the form of American Depositary Receipts.

Other securities traded

- Depositary receipts of cumulative Preference Shares A, with a face value of €1.20, listed on Euronext Amsterdam (BUHCP)
- Buhrmann US, Inc. 8.25% Subordinated Bonds 2004-2014
- Buhrmann NV 2% Subordinated Convertible bonds 2003-2010

Euronext Amsterdam derivatives market

- Buhrmann call options 1, 2, 3, 6, 9, 24 months
- Buhrmann put options 1, 2, 3, 6, 9, 24 months

Major indices

The Buhrmann ordinary share is included in the main Amsterdam index (AEX). Other indices in which Buhrmann is included per year end 2004 are inter alia, Euronext Top 150, S&P Europe 350 Index, S&P Global 1200, Dow Jones Euro STOXX, Dow Jones STOXX 600 Index and Ethibel Sustainability Index. Generally Buhrmann is listed under the sector commercial/business services & supplies.

Dividend policy

Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 35% of the consolidated net result available to holders of ordinary shares divided by the number of ordinary shares outstanding at year end. In case exceptional or extraordinary items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (non-cash) elements of these charges.

The dividend declared may be distributed in cash and/or stock.

IFRS

From 1 January 2005, due to new European legislation, Buhrmann reports under IFRS, whereas 2004 figures are still reported under Dutch GAAP.

Disclosure / web site

All results announcements and press releases are sent out in general before market opening of Euronext. All results announcements as well as other major announcements are accompanied by a meeting and/or conference call for the professional investment community. All others interested in these meetings and/or conference calls can listen to a simultaneous web cast to be accessed via our web site under 'Conference calls and Presentations' at the 'Investor Relations' section on www.buhrmann.com.

Furthermore all other presentations made to groups of investors are published at the same moment on our web site.

Shareholders' Communication Channel

Buhrmann is one of the initiators of the Shareholders' Communication Channel Foundation (Stichting Communicatiekanaal Aandeelhouders), which offers participating shareholders the possibility to vote at annual general meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist management and (groups of) shareholders with proxy solicitation.

Private investors

During 2004 a number of field trips was organised for private investors to our Dutch facilities. In different settings, attendees were visitors of our AGM in 2004, members of the NCVB (Dutch Organisation for Investments Clubs) as well as other small investor groups. We also were one of the main sponsors from 'Dag van het Aandeel' organised by the VEB Dutch Investors' Association. In 2005 we will continue to focus on our private investors.

For more information

www.buhrmann.com

Investor relations

Telephone +31 (0)20 651 10 42
Fax +31 (0)20 651 10 05
Email ir@buhrmann.com

Corporate communications

Telephone +31 (0)20 651 10 34
Fax +31 (0)20 651 10 05
Email corpcomm@buhrmann.com

Important dates

- Registration date
  Thursday 7 April 2005
- General Meeting of Shareholders
  Thursday 14 April 2005
- Listing ex-dividend
  Monday 18 April 2005
- Selection period dividend ordinary shares (in cash or in shares)
  18 – 28 April 2005
- Dividend payment ordinary shares
  Monday 2 May 2005
- Publication of first quarter results
  Tuesday 3 May 2005
- Publication of second quarter results
  Thursday 4 August 2005
- Publication of third quarter results
  Thursday 10 November 2005
- Publication of full year 2005 results
  Thursday 9 February 2006

Credits
Designed and produced by williams and phoa, London.

Lithography, printing and binding by Grafisch Bedrijf Tuijtel, Hardinxveld-Giessendam, the Netherlands. Produced on Heidelberg pre-press equipment and Heidelberg speedmasters, models SM 102-8p, CD 102-5 and CD 102-4. Finished with the aid of Polar and Heidelberg finishing equipment.

Buhrmann is one of the world's leading suppliers of office products to businesses and institutions. We aim to offer a single-source solution.

Buhrmann

[illegible]mann NV
[illegible] 62
[illegible] Amsterdam
[illegible] 23456
[illegible] Amsterdam
[illegible] Netherlands

[illegible] +31 (0)20 651 11 11
[illegible] +31 (0)20 651 10 00
www.buhrmann.com